RECENT DEVELOPMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________
FORM 6-K
__________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2023
Commission File Number 0-99
__________________________
PETRÓLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

Mexican Petroleum	United Mexican States
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)
Avenida Marina Nacional No. 329
Colonia Verónica Anzures
11300 Ciudad de México
México
(Address of principal executive offices)

__________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒         Form 40-F ☐

RECENT DEVELOPMENTS
The following discussion of PEMEX’s recent results should be read in conjunction with the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2022 as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on April 28, 2023 (which we refer to as the Form 20-F) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F and with the condensed consolidated interim financial statements of PEMEX included in this report beginning on page F-1.

References in this report to “PEMEX,” “we,” “us” and “our” are to Petróleos Mexicanos, the following operating subsidiaries—Pemex Exploración y Producción (Pemex Exploration and Production), Pemex Transformación Industrial (Pemex Industrial Transformation), Pemex Logística (Pemex Logistics), and the subsidiary companies listed in Note 5 to the condensed consolidated interim financial statements included herein.

Petróleos Mexicanos hereby designates this report on Form 6-K as being incorporated by reference into the Offering Circular dated September 12, 2023 (as amended or supplemented from time to time) relating to its U.S.$130,000,000,000 Medium-Term Notes Program, Series C, due 1 Year or More from Date of Issue.

Exchange Rates

On December 1, 2023 the noon buying rate for cable transfers in New York reported by the Board of Governors of the Federal Reserve System was Ps. 17.2032 = U.S.$1.00.

We maintain our consolidated financial statements and accounting records in Mexican pesos (pesos or Ps.). Unless otherwise indicated, we have translated all peso amounts to U.S. dollars in this report, including all convenience translations of our condensed consolidated interim financial statements included herein, as of and for the three- and nine-month periods ended September 30, 2023, at an exchange rate of Ps.17.6195 = U.S. $1.00, which is the exchange rate that the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) instructed us to use on September 30, 2023. You should not construe these translations from pesos into dollars as actually representing such U.S. dollar amounts or meaning that you could convert such amounts into U.S. dollars at the rates indicated.

Government Equity Capital Contributions

For the nine-month period ended September 30, 2023, the Federal Government of Mexico, which we refer to as the Mexican Government, made equity capital contributions in the amount of Ps. 102.7 billion (U.S.$5.8 billion) to Petróleos Mexicanos. We used these funds to improve our financial position, fund the rehabilitation of our refineries and continue the construction of the new Olmeca Refinery in Dos Bocas, Paraíso, Tabasco. Between October 1 and December 7, 2023, we received Ps. 55.9 billion (U.S. $3.2 billion) in equity capital contributions from the Mexican Government to strengthen our financial condition. For more information on such equity capital contributions, see Notes 18 and 20 to our condensed consolidated interim financial statements included herein. For more information on other recent support measures implemented by the Mexican Government, see “Liquidity and Capital Resources—Overview— Mexican Government Support” in the Form 20-F.

Selected Financial Data
The selected financial data as of December 31, 2022 in this section is derived from the audited consolidated financial statements of PEMEX included in the Form 20-F. The selected financial data as of September 30, 2023 and for the three- and nine-month periods ended September 30, 2023 and 2022 is derived from the condensed consolidated interim financial statements of PEMEX included in this report, which were prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” and are unaudited.

We have substantial debt, including substantial short-term debt, which we have incurred primarily to fund our operating expenses and finance capital investment projects. In recent years, cash flow from our operations has not been sufficient to fund our operations and capital expenditure programs. As a result, our indebtedness has increased significantly and we had a negative working capital as of September 30, 2023 and December 31, 2022, and the Mexican Government has had to financially support us.

For the nine-month period ended September 30, 2023, we recognized net income of Ps. 3.0 billion and our total equity (deficit) at September 30, 2023 was Ps. (1,579.5) billion. We had negative working capital of Ps. 608.8 billion as of September 30, 2023 and net cash flows from operating activities of Ps. 261.1 billion during the nine-month period ended September 30, 2023. We disclose the circumstances that have caused these negative trends and the actions we are taking to address them below.

RECENT DEVELOPMENTS
Our future cash flows, including our ability to refinance debt, are uncertain due in part to circumstances outside of our control. A sustained decrease in crude oil prices below the budgeted average price for 2023, an economic slowdown or an increase in the cost of financing would have an adverse impact on our results of operation and cash flows and may require us to consider additional actions to address these shortfalls.

The combined effect of the above-mentioned events indicates the existence of significant doubt about our ability to continue as a going concern. For more information on the circumstances that have caused these negative trends and the concrete actions we are taking to improve our results, strengthen our ability to continue operating and achieve revenue maximization and efficiencies, see “Item 5—Operating and Financial Review and Prospects—Overview” and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” in the Form 20-F and Notes 18 and 20 to our condensed consolidated interim financial statements included herein.

In this report we include selected financial data from our statement of financial position as of September 30, 2023, and from our statement of comprehensive income and our statement of cash flows for the nine-month period ended September 30, 2023. In addition, we include selected financial data from our statement of financial position as of December 31, 2022, as well as the statement of comprehensive income and the statement of cash flows for the nine-month period ended September 30, 2022 for comparison purposes.

SELECTED FINANCIAL DATA OF PEMEX

	As of and for the period ended
	September 30, (1)				December 31,
	2023		2022		2022
	(millions of pesos)
Statement of Comprehensive Income Data
Total revenues	Ps.	1,294,405	Ps.	1,867,913	Ps.	2,383,388
Operating income	88,155		557,913		445,459
Financing income	15,735		20,957		27,228
Financing cost	111,287		109,791		159,684
Derivative financial instruments income (cost) —net	(6,649)		(37,492)		(22,863)
Foreign exchange income —net	182,882		72,107		129,690
Net income for the period	3,025		195,616		99,998
Statement of Financial Position Data (end of period)
Cash and cash equivalents	70,707		n.a.		64,415
Total assets	2,204,832		n.a.		2,245,558
Short-term debt and current portion of long-term debt	553,891		n.a.		465,948
Long-term debt, net of current portion	1,310,887		n.a.		1,625,516
Total long-term liabilities	2,678,989		n.a.		3,084,643
Total equity (deficit)	(1,579,483)		n.a.		(1,768,822)
Statement of Cash Flows Data
Depreciation and amortization of wells, pipelines, properties, plant and equipment	87,403		106,232		139,772
Acquisition of wells, pipelines, properties, plant and equipment(2)	(181,769)		(212,375)		(305,335)
Note: n.a.= Not applicable.
(1)Includes Petróleos Mexicanos, the subsidiary entities and the subsidiary companies listed in Note 5 to our condensed consolidated interim financial statements included herein.
(2)Includes capitalized financing cost. See Note 13-A to our consolidated financial statements included herein and the Liquidity and Capital Resources section herein.

RECENT DEVELOPMENTS

Source:    PEMEX’s condensed consolidated interim financial statements, as of and for the nine-month periods ended September 30, 2023 and 2022, prepared in accordance with IAS 34“Interim Financial Reporting” (“IAS 34”) under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2022, prepared in accordance with IFRS as issued by the IASB.

Capitalization of PEMEX

The following table sets forth our capitalization as of September 30, 2023:

	As of September 30, 2023 (1)
	(millions of pesos or U.S. dollars)
Long-term leases, net of current portion(2)	Ps.	38,627	U.S.$	2,192
Long-term external debt, net of current portion	1,219,856		69,233
Long-term domestic debt, net of current portion	91,031		5,166
Total long-term debt, net of current portion(3)	1,310,887		74,399
Total long-term leases and long-term debt, net of current portion	1,349,514		76,591
Certificates of Contribution “A”(4)	1,132,263		64,262
Mexican Government contributions	66,731		3,787
Legal reserve	1,002		57
Accumulated other comprehensive result	135,251		7,676
Accumulated deficit from prior years	(2,917,596)		(165,589)
Net income for the period (5)	3,057		174
Total controlling interest	(1,579,292)		(89,633)
Total non-controlling interest	(189)		(11)
Total equity (deficit)	(1,579,481)		(89,644)
Total capitalization (6)	(229,967)		(13,053)
_____________
Note: Numbers may not total due to rounding.
(1)Derived from September 30, 2023 condensed consolidated interim financial statements. Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 17.6195= U.S. $1.00 as of September 30, 2023. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.
(2)Total long-term leases do not include short-term leases of Ps. 7,924 million (U.S.$450 million) as of September 30, 2023.
(3)Total long-term debt does not include short-term debt of Ps. 553,891 million (U.S.$31,436 million) as of September 30, 2023.
(4)Equity instruments held by the Mexican Government.
(5)Excluding amounts attributable to non-controlling interests of Ps. (32) million (U.S.$(2) million) for the nine-month period ended September 30, 2023.
(6)Refers to Total long-term leases, net of current portion and long term debt, net of current portion plus Total equity (deficit).
Source: PEMEX’s condensed consolidated interim financial statements as of and for the nine-month periods ended September 30, 2023 and 2022.

Results of Operations

Operating and Financial Review and Prospects

Results of Operations of PEMEX—For the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022

General

RECENT DEVELOPMENTS

The selected consolidated interim financial information set forth below is derived from our condensed consolidated interim financial statements included elsewhere in this report. This interim financial information should be read in conjunction with the Form 20-F and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with the condensed consolidated interim financial statements of PEMEX included in this report beginning on page F-1.

	Nine months ended
	September 30,
	2023(1)				2022
	(millions of pesos or U.S. dollars)
Net revenues
Domestic	Ps.	714,769	U.S.$	40,567	Ps.	908,819
Incentive for automotive fuels	23		1		103,721
Export	576,782		32,735		850,812
Services income	2,831		161		4,561
Total revenues	1,294,405		73,464		1,867,913
(Impairment) reversal of impairment of wells, pipelines, properties, plant and equipment, net	(74,198)		(4,211)		56,874
Cost of sales	1,000,566		56,787		1,274,735
Gross income	219,642		12,466		650,052
Distribution, transportation and sale expenses	8,623		489		10,984
Administrative expenses	120,014		6,811		112,258
Other revenues	15,109		858		36,798
Other expenses	17,959		1,019		5,695
Operating income	88,155		5,005		557,913
Financing income	15,735		893		20,957
Financing cost	111,287		6,316		109,791
Derivative financial instruments (cost), net	(6,649)		(377)		(37,492)
Foreign exchange income, net	182,882		10,380		72,107
Profit sharing in joint ventures and associates	320		18		232
Income before duties, taxes and other	169,157		9,603		503,927
Total duties, taxes and other	166,132		9,429		308,311
Net income	3,025		174		195,616
Total other comprehensive results	83,644		4,747		244,780
Total comprehensive income	Ps.	86,669	U.S.$	4,921	Ps.	440,396
_____________
Note: Numbers may not total due to rounding.
(1) Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 17.6195 = U.S.$1.00 at September 30, 2023. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.
Source: PEMEX’s condensed consolidated interim financial statements as of and for the nine-month periods ended September 30, 2023 and 2022.

Total Revenues

Total revenues decreased by 30.7% or Ps. 573.5 billion in the nine-month period ended September 30, 2023, from Ps. 1,867.9 billion in the nine-month period ended September 30, 2022, to Ps. 1,294.4 billion in the nine-month period ended September 30, 2023. This decrease was mainly due to decreased domestic sales prices of gasoline, diesel, jet fuel, fuel oil, natural gas and liquefied petroleum gas and a 27.4% decrease in the weighted average price of Mexican crude oil for export sales. The decrease in total revenues resulted from decreased sales prices (approximately Ps. 688.3 billion), a decrease in

RECENT DEVELOPMENTS
foreign currency variations (approximately Ps. 76.7 billion) and the decrease in recognition of tax incentives (approximately Ps. 103.7 billion) in the form of a tax credit for the Impuesto Especial Sobre Producción y Servicios (Special Tax on Production and Services or “IEPS”) published on March 4, 2022, on the sale of automotive fuels. This decrease was partially offset by an increase in the domestic sales volume of gasoline, diesel, jet fuel and fuel oil (approximately Ps. 297.0 billion), which in turn was primarily due to an increase in our domestic market share for these products. From January 1, 2022 to September 30, 2022, the weighted average Mexican export crude oil price was U.S.$94.60 per barrel, as compared to U.S.$68.64 per barrel for the same period in 2023.

Domestic Revenues

Domestic revenues decreased by 21.4% in the nine-month period ended September 30, 2023, from Ps. 908.8 billion in the nine-month period ended September 30, 2022 to Ps. 714.8 billion in the nine-month period ended September 30, 2023. This decrease was mainly due to decreased sale prices of gasoline, diesel, jet fuel, fuel oil, natural gas and liquefied petroleum gas, and was partially offset by an increase in the sales volume of gasoline, diesel, jet fuel and fuel oil, as described above. Domestic sales of petroleum products decreased by 26.9% in the nine-month period ended September 30, 2023, from Ps. 726.1 billion in the nine-month period ended September 30, 2022 to Ps. 530.7 billion in the nine-month period ended September 30, 2023. This decrease was mainly due to a 26.2% decrease in the sales price of gasoline, a 35.5% decrease in the sales price of diesel, a 52.4% decrease in the sales price of jet fuel and a 15.8% decrease in the sales price of fuel oil, and was partially offset by an increase in sales volume, mainly due to a 23.4% increase in the sales volume of gasoline, a 21.0% increase in the sales volume of diesel, a 50.6% increase in the sales volume of jet fuel and a 10.6% increase in the sales volume of fuel oil.

Domestic sales of natural gas decreased by 62.3% in the nine-month period ended September 30, 2023, from Ps. 46.1 billion in the nine-month period ended September 30, 2022, to Ps. 17.4 billion in the nine-month period ended September 30, 2023, mainly due to a 63.2% decrease in its average sales price.

Domestic sales of liquefied petroleum gas decreased by 43.6% in the nine-month period ended September 30, 2023, from Ps. 52.3 billion in the nine-month period ended September 30, 2022, to Ps. 29.5 billion in the nine-month period ended September 30, 2023, mainly as a result of a 41.5% decrease in its average sales price.

Incentive for Automotive Fuels

The incentive for automotive fuels related to the IEPS tax credit decree decreased by Ps. 103.7 billion in the nine-month period ended September 30, 2023 from Ps. 103.6 billion in the nine-month period ended September 30, 2022, to Ps. 0.1 billion in the nine-month period ended September 30, 2023. This decrease resulted primarily from lower international prices of fuels and crude oil, as well as a decrease in the U.S. dollar to peso exchange rate in the nine-month period ended September 30, 2023, which resulted in a low application of the incentive in the period.

Export Revenues

Export revenues decreased by 32.2% in peso terms in the nine-month period ended September 30, 2023 (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date of the corresponding export sale), from Ps. 850.8 billion in the nine-month period ended September 30, 2022, to Ps. 576.8 billion in the nine-month period ended September 30, 2023. This decrease was mainly due to a 27.4% decrease in the weighted average Mexican export crude oil price in the nine-month period ended September 30, 2023, as compared to the nine-month period ended September 30, 2022. From January 1 to September 30, 2022, the weighted average Mexican export crude oil price was U.S.$94.60 per barrel, compared to U.S.$68.64 per barrel in the same period of 2023. Export sales of Deer Park decreased by 29.0% in the nine-month period ended September 30, 2023, from Ps. 189.2 billion in the nine-month period ended September 30, 2022, to Ps. 134.2 billion in the nine-month period ended September 30, 2023. This decrease was mainly due a 35.0% decrease in the sales price of petroleum distillates and gasoline.

Crude oil and condensate sales decreased by 30.0%, from Ps. 499.8 billion in the nine-month period ended September 30, 2022 to Ps. 350.1 billion in the nine-month period ended September 30, 2023, and decreased in U.S. dollar terms (actual invoiced amount in U.S. dollars) by 20.5%, from U.S.$24.9 billion in the nine-month period ended September 30, 2022 to U.S.$19.8 billion in the nine-month period ended September 30, 2023. This decrease was mainly due to a decrease in the weighted average price per barrel of crude oil exports. The weighted average price per barrel of crude oil exports in the nine-month period ended September 30, 2023 was U.S.$68.64, or 27.4% lower than the weighted average price of U.S.$94.60 in the nine-month period ended September 30, 2022.

RECENT DEVELOPMENTS
Export sales of petroleum products, including products derived from natural gas and natural gas liquids, decreased by 35.9%, from Ps. 88.8 billion in the nine-month period ended September 30, 2022, to Ps. 56.9 billion in the nine-month period ended September 30, 2023. This decrease was primarily due to a 39.7% decrease in the sales price of fuel oil, which was partially offset by a 13.7% increase in the volume of fuel oil sold. The remaining decrease in export sales of petroleum products relates to lower export sales of other products.

For the nine-month period ended September 30, 2023, the average exchange rate of the U.S. dollar against the peso was Ps. 17.8282 = U.S.$1.00, as compared to Ps. 20.2681 = U.S.$1.00 during the same period of 2022, representing an appreciation of the peso against the U.S. dollar of Ps. 2.4399 (or 12.04%), which had an unfavorable effect on our export sales of Ps. 76.7 billion in the nine-month period ended September 30, 2023.

Impairment of Wells, Pipelines, Properties, Plant and Equipment, Net

Impairment of wells, pipelines, properties, plant and equipment increased by Ps. 131.1 billion in the nine-month period ended September 30, 2023 as compared to the nine-month period ended September 30, 2022, from a net reversal of impairment of Ps. 56.9 billion in the nine-month period ended September 30, 2022, to a net impairment of Ps. 74.2 billion in the nine-month period ended September 30, 2023. This greater net impairment was primarily due to (1) a net impairment of Ps. 62.7 billion in the cash-generating units (CGUs) of Pemex Exploration and Production, which was itself due to a decrease in production profiles volume in the barrel of crude oil equivalent, the negative effect on future cash flows due to the depreciation of the U.S. dollar against the peso and an increase in the discount rate and (2) a net impairment of Ps. 11.5 billion in the CGUs of Pemex Industrial Transformation, resulting from a decrease in the exchange rate used for flow projections. For more information on impairment of wells, pipelines, properties, plant and equipment, net, see Note 13 to our condensed consolidated interim financial statements included herein.

Cost of Sales

Cost of sales decreased by 21.5%, or Ps. 274.1 billion in the nine-month period ended September 30, 2023, from Ps. 1,274.7 billion in the nine-month period ended September 30, 2022, to Ps. 1,000.6 billion in the nine-month period ended September 30, 2023. This decrease was mainly due to a (1) a Ps. 286.2 billion decrease in import purchases, primarily due to a decrease in volume of Magna gasoline and natural gas and a decrease in the purchase price of imported products and (2) a Ps. 57.6 billion decrease in exploration and extraction taxes and duties, mainly due to the reduction of hydrocarbon prices in 2023. This decrease was partially offset by (1) an increase of Ps. 17.8 billion in operating expenses and (2) a Ps. 17.9 billion increase in (i) exploration costs and (ii) expenses related to unsuccessful wells.

Administrative Expenses and Distribution, Transportation and Sale Expenses

Administrative expenses and distribution, transportation and sale expenses increased by 4.4%, from Ps. 123.2 billion for the nine-month period ended September 30, 2022, to Ps. 128.6 billion for the nine-month period ended September 30, 2023, mainly due to an increase in net periodic cost of employee benefits and maintenance.

Other Revenues

Other revenues decreased by Ps. 21.7 billion in the nine-month period ended September 30, 2023, from Ps. 36.8 billion in the nine-month period ended September 30, 2022, to Ps. 15.1 billion in the nine-month period ended September 30, 2023. This decrease was mainly due to Ps. 10.4 billion attributable to the currency translation effect resulting from the investment in the Deer Park Refinery, Ps. 1.3 billion in gain on bargain purchase of business acquisition recognized only in 2022, and a decrease of Ps. 8.1 billion in sundry income, which was itself due to cancellation of provisions by Ps. 9.1 billion in 2022.

Other Expenses

Other expenses increased by Ps. 12.3 billion in the nine-month period ended September 30, 2023, from Ps. 5.7 billion in the nine-month period ended September 30, 2022, to Ps. 18.0 billion in the nine-month period ended September 30, 2023. This increase was mainly due to a Ps. 10.1 billion increase in disposal of properties, plant and equipment related to a fire that broke out at the Nohoch-A Processing Center and its compression platform in our Cantarell Field in the Bay of Campeche.

Financing Income

RECENT DEVELOPMENTS
Financing income decreased by Ps. 5.3 billion in the nine-month period ended September 30, 2023, from Ps. 21.0 billion in the nine-month period ended September 30, 2022, to Ps. 15.7 billion in the nine-month period ended September 30, 2023. This decrease was mainly due to the effect of the depreciation of the U.S. dollar against the peso on our accounts receivable related to the sale of hydrocarbons to Asia.

Financing Cost

Financing cost increased by Ps. 1.5 billion in the nine-month period ended September 30, 2023, from Ps. 109.8 billion in the nine-month period ended September 30, 2022, to Ps. 111.3 billion in the nine-month period ended September 30, 2023. This increase was mainly due to higher interest rates associated with our debt.

Derivative Financial Instruments Income (Cost), Net

Derivative financial instruments income (cost), net, increased by Ps. 30.9 billion, from a derivative financial instruments (cost) of Ps. (37.5) billion in the nine-month period ended September 30, 2022 to a derivative financial instruments (cost) of Ps. (6.6) billion in the nine-month period ended September 30, 2023. This primarily resulted from (1) an increase in the fair value of our cross-currency swaps, arising from the depreciation of the U.S. dollar against other currencies in which our debt is denominated and (2) a net decrease in other derivative financial instruments, such as crude oil options.

Foreign Exchange Income, Net

A substantial portion of our debt, 80.9% as of September 30, 2023, is denominated in foreign currencies. Foreign exchange income increased by Ps. 110.8 billion, from Ps. 72.1 billion in the nine-month period ended September 30, 2022 to Ps. 182.9 billion in the nine-month period ended September 30, 2023, primarily due to the positive effect of appreciation of the peso against the U.S. dollar for the nine-month period ended September 30, 2023, as compared to the appreciation of the peso against the U.S. dollar for the nine-month period ended September 30, 2022. The value of the peso in U.S. dollar terms appreciated by 1.3%, from Ps. 20.5835 = U.S.$1.00 as of December 31, 2021 to Ps. 20.3058 = U.S.$1.00 as of September 30, 2022, as compared to a 9.2% appreciation of the peso in U.S. dollar terms from Ps. 19.4143 = U.S.$1.00 as of December 31, 2022 to Ps. 17.6195 = U.S.$1.00 as of September 30, 2023.

Total Duties, Taxes and Other

The Derecho por la Utilidad Compartida (Profit-Sharing Duty, or DUC) and other duties and taxes paid decreased by 46.1% in the nine-month period ended September 30, 2023, from Ps. 308.3 billion in the nine-month period ended September 30, 2022 to Ps. 166.1 billion in the nine-month period ended September 30, 2023. This decrease was mainly due to (1) a decrease in the Profit-Sharing Duty of Ps. 107.4 billion, principally driven by the 27.4% decrease in the weighted average export price of Mexican crude oil, from U.S.$94.60 per barrel in the nine-months period ended September 30, 2022 to U.S.$68.64 per barrel in the nine-months period ended September 30, 2023, and (2) a decrease in deferred income tax expense of Ps. 32.9 billion, mainly due to the increase in deferred tax asset due to the decrease in the rate of Profit-Sharing Duty. Total duties, taxes and other represented 12.8% and 16.5% of total revenues in the nine-month periods ended September 30, 2023 and 2022, respectively.

Net Income

In the nine-month period ended September 30, 2023, we had a net income of Ps. 3.0 billion, as compared to a net income of Ps. 195.6 billion in the nine-month period ended September 30, 2022.

This decrease primarily resulted from (1) a Ps. 573.5 billion decrease in total revenues, which was itself mainly due to (a) a decrease in the domestic sales prices of gasoline, diesel, jet fuel, fuel oil, natural gas and liquefied petroleum gas, (b) a decrease in the weighted average price of Mexican crude oil exports and (c) a decrease in the incentive for automotive fuels; (2) a Ps. 131.1 billion increase in net impairment, mainly due to a decrease in production profiles volume in the barrel of crude oil equivalent and the negative effect in future cash flows due to the depreciation of the U.S. dollar against the peso and an increase in the discount rate; and (3) a Ps. 21.7 billion decrease in other revenues.

The decrease in net income was partially offset by (1) a Ps. 110.8 billion increase in foreign exchange income, which was itself due to the positive effect of a higher appreciation of the peso against the U.S. dollar for the nine-month period ended September 30, 2023, as compared to the appreciation of the peso against the U.S. dollar for the nine-month period ended September 30, 2022; (2) a Ps. 274.2 billion decrease in cost of sales, mainly in the cost of import purchases (primarily volume of Magna gasoline and natural gas), which in turn was primarily the result of the decrease in

RECENT DEVELOPMENTS
international prices of crude oil; and (3) a Ps. 142.2 billion decrease in duties, taxes and other mainly due to a 27.4% decrease in the weighted average export price of Mexican crude oil.

Other Comprehensive Results

In the nine-month period ended September 30, 2023, we reported other comprehensive income of Ps. 83.6 billion as compared to other comprehensive income of Ps. 244.8 billion in the nine-month period ended September 30, 2022. This decrease was mainly due to (1) a recognition of Ps. 125.5 billion in actuarial gains during the nine-month period ended September 30, 2023 as compared to a recognition of Ps. 259.8 billion in actuarial gains in the nine-month period ended September 30, 2022; and (2) a Ps. 26.8 billion increase in negative currency translation effect due to appreciation of the peso against the U.S. dollar from Ps. 15.0 billion in the nine-month period ended September 30, 2022 to Ps. 41.8 billion in the nine-month period ended September 30, 2023.

Results of Operations of PEMEX—For the three months ended September 30, 2023 compared to the three months ended September 30, 2022

	Three months ended
	September 30,
	2023(1)				2022
	(millions of pesos or U.S. dollars)
Net revenues
Domestic	Ps.	253,547	U.S.$	14,390	Ps.	320,777
Incentive for automotive fuels	4		—		28,665
Export	207,530		11,778		280,080
Services income	728		41		1,293
Total revenues	461,809		26,209		630,815
(Impairment) reversal of impairment of wells, pipelines, properties, plant and equipment, net	(8,113)		(460)		(7,254)
Cost of sales	368,021		20,887		475,937
Gross income	85,676		4,862		147,623
Distribution, transportation and sale expenses	1,133		64		4,261
Administrative expenses	40,530		2,300		37,760
Other revenues	2,939		167		12,726
Other expenses	15,289		868		2,256
Operating income	31,662		1,797		116,073
Financing income	7,511		426		3,653
Financing cost	36,506		2,072		45,544
Derivative financial instruments (cost), net	(9,437)		(536)		(12,983)
Foreign exchange (loss), net	(47,794)		(2,713)		(9,344)
Profit sharing in joint ventures and associates	168		10		71
(Loss) before duties, taxes and other	(54,396)		(3,088)		51,926
Total duties, taxes and other	24,738		1,404		103,960
Net (loss)	(79,134)		(4,492)		(52,033)
Total other comprehensive results	135,900		7,713		105,543
Total comprehensive income	Ps.	56,765	U.S.$	3,221	Ps.	53,510

RECENT DEVELOPMENTS
_____________
Note: Numbers may not total due to rounding.
(1) Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 17.6195 = U.S.$1.00 at September 30, 2023. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.
Source: PEMEX’s condensed consolidated interim financial statements as of and for the three-month periods ended September 30, 2023 and 2022.

Total Revenues

Total revenues decreased by 26.8% or Ps. 169.0 billion in the three-month period ended September 30, 2023, from Ps. 630.8 billion in the three-month period ended September 30, 2022, to Ps. 461.8 billion in the three-month period ended September 30, 2023. This decrease was mainly due to decreases in the domestic sales prices of gasoline, diesel, jet fuel, natural gas and liquefied petroleum gas, and was partially offset by an increase in sales volume of gasoline, diesel, jet fuel and fuel oil of approximately Ps. 65.2 billion, and a 30.7% decrease in the weighted average price of Mexican crude oil for export sales. This decrease in total revenues resulted from decreased sales prices (approximately Ps. 160.8 billion), a decrease in foreign currency variations (approximately Ps. 44.2 billion) and a decrease in recognition of tax incentives (approximately Ps. 28.7 billion) in the form of a tax credit relating to IEPS. From July 1, 2022 to September 30, 2022, the weighted average Mexican export crude oil price was U.S.$96.85 per barrel, as compared to U.S. $67.15 per barrel for the same period in 2023.

Domestic Revenues

Domestic revenues decreased by 21.0% in the three-month period ended September 30, 2023, from Ps. 320.8 billion in the three-month period ended September 30, 2022 to Ps. 253.5 billion in the three-month period ended September 30, 2023. This decrease was mainly due to decreased sales prices of gasoline, diesel, jet fuel, fuel oil, natural gas and liquefied petroleum gas, and was partially offset by an increase in the sales volume of jet fuel and fuel oil. Domestic sales of petroleum products decreased by 31.1% in the three-month period ended September 30, 2023, from Ps. 256.5 billion in the three-month period ended September 30, 2022 to Ps. 176.7 billion in the three-month period ended September 30, 2023. This decrease was mainly due to a 13.8% decrease in the sales price of gasoline, a 21.7% decrease in the sales price of diesel and a 51.8% decrease in the sales price of jet fuel, and was partially offset by an increase in sales volume, mainly due to a 37.8% increase in the sales volume of jet fuel and a 9.5% increase in the sales volume of fuel oil.

Domestic sales of natural gas decreased by 61.0% in the three-month period ended September 30, 2023, from Ps. 17.7 billion in the three-month period ended September 30, 2022, to Ps. 6.9 billion in the three-month period ended September 30, 2023, mainly due to a 64.9% decrease in its average sales price.

Domestic sales of liquefied petroleum gas decreased by 48.8% in the three-month period ended September 30, 2023, from Ps. 16.2 billion in the three-month period ended September 30, 2022, to Ps. 8.3 billion in the three-month period ended September 30, 2023, mainly as a result of a 45.9% decrease in its average sales price.

Incentive for Automotive Fuels

The incentive for automotive fuels related to the IEPS tax credit decree decreased by Ps. 28.7 billion in the three-month period ended September 30, 2023, from Ps. 28.7 billion in the three-month period ended September 30, 2022, to Ps. 0.0 billion in the three-month period ended September 30, 2023. This decrease resulted from lower international prices of fuels and crude oil, as well as a decrease in the U.S. dollar to peso exchange rate in the three-month period ended September 30, 2023. As a result, during the three-month period ended September 30, 2023, the price level did not meet the applicable criteria to trigger the incentive.

Export Revenues

Export revenues decreased by 25.9% in peso terms in the three-month period ended September 30, 2023 (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date of the corresponding export sale), from Ps. 280.1 billion in the three-month period ended September 30, 2022, to Ps. 207.5 billion in the three-month period ended September 30, 2023. This decrease was mainly due to a 30.7% decrease in the weighted average Mexican export crude oil price in the three-month period ended September 30, 2023, as compared to the three-month period ended September 30, 2022. From July 1 2022 to September 30, 2022, the weighted average Mexican export crude oil price was U.S.$96.85 per barrel, compared to U.S.$67.15 per barrel in the same period of 2023. Export sales of Deer Park decreased

RECENT DEVELOPMENTS
by 29.0% in the three-month period ended September 30, 2023, from Ps. 62.5 billion in the three-month period ended September 30, 2022, to Ps. 52.4 billion in the three-month period ended September 30, 2023. This decrease was mainly due a 52.2% decrease in the sales price of petroleum distillates and gasolines.

Crude oil and condensate sales decreased by 24.9%, from Ps. 167.3 billion in the three-month period ended September 30, 2022 to Ps. 125.7 billion in the three-month period ended September 30, 2023, and decreased in U.S. dollar terms (actual invoiced amount in U.S. dollars) by 5.0%, from U.S.$8.0 billion in the three-month period ended September 30, 2022 to U.S.$7.6 billion in the three-month period ended September 30, 2023. The weighted average price per barrel of crude oil exports in the three-month period ended September 30, 2023 was U.S.$67.15, or 30.7% lower than the weighted average price of U.S.$96.85 in the three-month period ended September 30, 2022.

Export sales of petroleum products, including products derived from natural gas and natural gas liquids, decreased by 39.2%, from Ps. 31.4 billion in the three-month period ended September 30, 2022, to Ps. 19.1 billion in the three-month period ended September 30, 2023. This decrease was primarily due to a 28.7% decrease in the sales price of fuel oil. The remaining decrease in export sales of petroleum products related primarily to lower export sales of other products.

For the three-month period ended September 30, 2023, the average exchange rate of the U.S. dollar against the peso was Ps. 17.9208 = U.S.$1.00, as compared to Ps. 20.2930 = U.S.$1.00 during the same period of 2022, representing an appreciation of the peso against the U.S. dollar of Ps. 2.3722 (or 11.69%), which had an unfavorable effect on our export sales of Ps. 44.2 billion in the three-month period ended September 30, 2023.

Impairment of Wells, Pipelines, Properties, Plant and Equipment, Net

Impairment of wells, pipelines, properties, plant and equipment increased by Ps. 0.8 billion in the three-month period ended September 30, 2023 as compared to the three-month period ended September 30, 2022, from a net impairment of Ps. (7.3) billion in the three-month period ended September 30, 2022, to a net impairment of Ps. (8.1) billion in the three-month period ended September 30, 2023. This net impairment was primarily due to (1) a net impairment of Ps. (3.2) billion in the CGUs of Pemex Exploration and Production, which was itself primarily due to a decrease in production profiles volume in the barrel of crude oil equivalent and (2) a net impairment of Ps. (4.9) billion in the CGUs of Pemex Industrial Transformation, resulting from a decrease in the exchange rate used for flow projections. For more information on impairment of wells, pipelines, properties, plant and equipment, net, see Note 13 to our condensed consolidated interim financial statements included herein.

Cost of Sales

Cost of sales decreased by 22.7%, or Ps. 107.9 billion in the three-month period ended September 30, 2023, from Ps. 475.9 billion in the three-month period ended September 30, 2022, to Ps. 368.0 billion in the three-month period ended September 30, 2023. This decrease was mainly due to (1) a Ps. 130.9 billion decrease in import purchases, primarily due to a decrease in volume of Magna gasoline, diesel and natural gas and a decrease in the purchase price of imported products and (2) a Ps. 17.5 billion decrease in exploration and extraction taxes and duties, mainly due to the reduction of hydrocarbon prices in 2023. This decrease was partially offset by (1) an increase of Ps. 20.0 billion in inventory variation, (2) a Ps. 5.4 billion increase in (i) exploration costs and (ii) expenses related to unsuccessful wells and (3) a Ps. 10.1 billion increase in operating expenses.

Administrative Expenses and Distribution, Transportation and Sale Expenses

Administrative expenses and distribution, transportation and sale expenses decreased by 0.7%, from Ps. 42.0 billion for the three-month period ended September 30, 2022, to Ps. 41.7 billion for the three-month period ended September 30, 2023, mainly due to a decrease in the net periodic cost of employee benefits.

Other Revenues

Other revenues decreased by Ps. 9.8 billion in the three-month period ended September 30, 2023, from Ps. 12.7 billion in the three-month period ended September 30, 2022, to Ps. 2.9 billion in the three-month period ended September 30, 2023. This decrease was mainly due to a Ps.6.5 billion decrease in sundry income.

Other Expenses

Other expenses increased by Ps. 13.0 billion in the three-month period ended September 30, 2023, from Ps. 2.3 billion in the three-month period ended September 30, 2022, to Ps. 15.3 billion in the three-month period ended September 30,

RECENT DEVELOPMENTS
2023. This increase was mainly due to a Ps. 10.1 billion increase in the disposal of wells, pipelines, properties, plant and equipment related a fire broke out at the Nohoch-A Processing Center and its compression platform in our Cantarell Field in the Bay of Campeche.

Financing Income

Financing income increased by Ps. 3.8 billion in the three-month period ended September 30, 2023, from Ps. 3.7 billion in the three-month period ended September 30, 2022, to Ps. 7.5 billion in the three-month period ended September 30, 2023. This increase was mainly due to the effect of the appreciation of the U.S. dollar against the peso on our accounts receivable related to the sale hydrocarbons to Asia.

Financing Cost

Financing cost decreased by Ps. 9.0 billion in the three-month period ended September 30, 2023, from Ps. 45.5 billion in the three-month period ended September 30, 2022, to Ps. 36.5 billion in the three-month period ended September 30, 2023. This decrease was mainly due to the effect of a 11.69% appreciation of the average exchange rate of the peso against the U.S. dollar for the three-month period ended September 30, 2023, as compared to a depreciation of the average exchange rate of the peso against the U.S. dollar of 0.8% for the same period of 2022.

Derivative Financial Instruments (Cost), Net

Derivative financial instruments (cost), net, decreased by Ps. 3.6 billion, from a derivative financial instruments (cost) of Ps. (13.0) billion in the three-month period ended September 30, 2022 to a derivative financial instruments (cost) of Ps. (9.4) billion in the three-month period ended September 30, 2023. This primarily resulted from (1) an increase in the fair value of our cross-currency swaps, arising from the depreciation of the U.S. dollar against other currencies in which our debt is denominated and (2) a net decrease in other derivative financial instruments, such as forwards.

Foreign Exchange Loss, Net

A substantial portion of our debt, 80.9% as of September 30, 2023, is denominated in foreign currencies. Foreign exchange loss increased by Ps. 38.5 billion, from a foreign exchange loss of Ps. (9.3) billion in the three-month period ended September 30, 2022 to a foreign exchange loss of Ps. (47.8) billion in the three-month period ended September 30, 2023, primarily due to the negative effect of increased depreciation of the peso against the U.S. dollar for the three-month period ended September 30, 2023, as compared to the depreciation of the peso against the U.S. dollar for the three-month period ended September 30, 2022. The value of the peso in U.S. dollar terms depreciated by 1.6%, from Ps. 19.9847= U.S.$1.00 as of June 30, 2022 to Ps. 20.3058 = U.S.$1.00 as of September 30, 2022, as compared to a 3.2% depreciation of the peso in U.S. dollar terms from Ps. 17.0720 = U.S.$1.00 as of June 30, 2023 to Ps. 17.6195 = U.S.$1.00 as of September 30, 2023.

Total Duties, Taxes and Other

The Profit-Sharing Duty and other duties and taxes paid decreased by 76.2% in the three-month period ended September 30, 2023, from Ps. 104.0 billion in the three-month period ended September 30, 2022 to Ps. 24.7 billion in the three-month period ended September 30, 2023. This decrease was mainly due to (1) a decrease in the Profit-Sharing Duty of Ps. 37.3 billion, principally driven by the 30.7% decrease in the weighted average export price of Mexican crude oil, from U.S.$96.85 per barrel in the three-month period ended September 30, 2022 to U.S.$67.15 per barrel in the three-month period ended September 30, 2023, and (2) a decrease in deferred income tax expense of Ps. 41.2 billion, mainly due to the increase in deferred tax asset due to the decrease in the rate of Profit-Sharing Duty. Total duties, taxes and other represented 5.4% and 16.5% of total revenues in the three-month periods ended September 30, 2023 and 2022, respectively.

Net (Loss)

In the three-month period ended September 30, 2023, we had a net loss of Ps. (79.1) billion, as compared to a net loss of Ps. (52.0) billion in the three-month period ended September 30, 2022.

This increase in net loss primarily resulted from (1) a Ps. 169.0 billion decrease in total revenues, which was itself mainly due to (a) a decrease in the domestic sales prices of gasoline, diesel, jet fuel, natural gas and liquefied petroleum gas; (b) a decrease in the weighted average price of Mexican crude oil exports and (c) a decrease in the incentive for

RECENT DEVELOPMENTS
automotive fuels; (2) a Ps. 38.5 billion increase in foreign exchange loss, which was itself due to the negative effect of a higher depreciation of the peso against the U.S. dollar for the three-month period ended September 30, 2023, as compared to the depreciation of the peso against the U.S. dollar for the three-month period ended September 30, 2022; (3) a Ps. 9.8 billion decrease in other revenues, mainly in sundry income; (4) a Ps. 13.0 billion increase in other expenses, mainly due to an increase in disposal of properties, plant and equipment related to a fire that broke out at the Nohoch-A Processing Center and its compression platform in our Cantarell Field in the Bay of Campeche.

The increase in net loss was partially offset by (1) a Ps. 107.9 billion decrease in cost of sales, mainly in the cost of import purchases (primarily volume of Magna gasoline, diesel and natural gas); (2) a Ps. 79.2 billion decrease in taxes and duties, mainly due to a 30.7% decrease in the weighted average export price of Mexican crude oil; and (3) an increase in deferred tax asset due to the decrease in the rate of Profit-Sharing Duty.

Other Comprehensive Results

In the three-month period ended September 30, 2023, we reported other comprehensive income of Ps. 135.9 billion as compared to a total comprehensive income of Ps. 105.5 billion in the three-month period ended September 30, 2022. This increase was mainly due to (1) a recognition of Ps. 125.5 billion in actuarial gains as of September 30, 2023, as compared to a recognition of Ps. 101.4 billion in actuarial gains for the three-month period ended September 30, 2022; and (2) a Ps. 6.3 billion increase in positive currency translation effect due to appreciation of the U.S. dollar against the peso during the period.
Liquidity and Capital Resources
Overview

During the nine-month period ended September 30, 2023, our liquidity position increased by 9.9% due to higher cash and cash equivalents. Under the definition of liquidity as funds available under our lines of credit, as well as cash and cash equivalents, our liquidity position was Ps. 72.1 billion as of September 30, 2023, which represented an increase of Ps. 6.5 billion from our Ps. 65.6 billion position as of December 31, 2022.

Our principal use of funds in the first nine months of 2023 was the payment and prepayment of debt maturities and capital expenditures. We serviced our debt maturities primarily with Ps. 567.9 billion from borrowings and Ps. 71.7 billion in equity capital contributions from the Mexican Government.

Our 2023 budget included Ps. 17.5 billion related to capital contributions for our subsidiary company PTI Infraestructura de Desarrollo for the construction of the Olmeca Refinery in Dos Bocas, Paraíso, Tabasco. For budgetary purposes, these capital contributions were classified as a financial investment, rather than a capital expenditure. During 2023, work is in progress for the construction of the Olmeca Refinery and payments made in advance to contractors decreased by Ps. 14.5 billion from Ps. 26.5 billion as of December 31, 2022 to Ps. 12.0 billion as of September 30, 2023.

As of September 30, 2023, we owed our suppliers Ps. 297.1 billion as compared to Ps. 282.2 billion as of December 31, 2022. Despite these obligations, we believe net cash flows from our operating and financing activities, available cash from our available credit lines, cash and cash equivalents and equity capital contributions by the Mexican Government, will be sufficient to meet our working capital, debt service and capital expenditure requirements for the rest of 2023. Our ability to raise cash from financing activities and any further contributions from the Mexican Government involves matters outside of our management’s control and there can be no assurance that such efforts may be successful.
The Ley de Ingresos de la Federación para el Ejercicio Fiscal (Federal Revenue Law) applicable to us as of January 1, 2023, provides for our incurrence of up to Ps. 29.9 billion of net indebtedness through a combination of domestic and international capital markets offerings and borrowings from domestic and international financial institutions. The Federal Revenue Law applicable to us from January 1 to December 31, 2022, provided for our incurrence of up to Ps. 65.0 billion of net indebtedness through a combination of domestic and international capital markets offerings and borrowings from domestic and international financial institutions.

As of September 30, 2023, our total indebtedness, including accrued interest, was Ps. 1,864.8 billion (U.S.$105.8 billion) in nominal terms, which represented a 10.8% decrease compared to our total indebtedness, including accrued interest, of Ps. 2,091.5 billion (U.S.$118.7 billion) as of December 31, 2022. Ps. 765.3 billion (U.S.$43.4 billion) of our existing debt as of September 30, 2023, or 41.0%, is scheduled to mature in the next three years. Our working capital decreased from a negative working capital of Ps. 401.8 billion (U.S.$22.8 billion) as of December 31, 2022 to a negative working capital of Ps. 608.8 billion (U.S.$34.6 billion) as of September 30, 2023. Our level of debt may increase further in

RECENT DEVELOPMENTS
the short or medium term as a result of new financing activities or future depreciation of the peso as compared to the U.S. dollar, which may have an adverse effect on our financial condition, results of operations and liquidity position. To service our debt, we have relied and may continue to rely on a combination of cash flow from operations, equity capital contributions from the Mexican Government, drawdowns under our available credit facilities and refinancing our existing indebtedness and repurchase transactions. See Note 18-F to our condensed consolidated interim financial statements included herein for more information related to the actions we are taking to improve our financial position.
We currently have a substantial amount of employee benefits liabilities. Benefits to employees were 32.1% of our total liabilities as of September 30, 2023, and any adjustments recorded will affect our net income and/or comprehensive net income during the corresponding period. As of September 30, 2023, our substantial unfunded reserve for retirement pensions and seniority premiums was Ps. 1,214.4 billion.
Ratings address our creditworthiness and the likelihood of timely payment of our long-term debt securities. Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Our current ratings and the rating outlooks depend, in part, on economic conditions and other factors that affect credit risk and are outside our control, as well as assessments of the creditworthiness of Mexico. Certain ratings agencies have recently lowered Mexico’s credit ratings and their assessment of Mexico’s creditworthiness has and may further affect our credit ratings.

On July 14, 2023, Fitch downgraded us from BB- to B+ due to concerns around our operating performance and the Mexican Government’s ability and willingness to provide us with additional liquidity. On July 21, 2023, Moody’s affirmed our rating of B1 but downgraded our outlook from stable to negative due to its view that we are likely to face increased credit risks given our inability to increase capital investments and improve our financial and operating performance as a result of liquidity constraints and perceived lack of measures to mitigate our exposure to Environmental, Social and Governance (ESG) risks.
Further downgrades of our credit ratings, particularly those below investment grade, may have material adverse consequences on our ability to access the financial markets and/or our cost of financing. This could in turn significantly harm our ability to meet our existing obligations, financial condition and results of operations.

If such constraints occur at a time when our cash flow from operations is less than the resources necessary to meet our debt service obligations, in order to provide additional liquidity to our operations, we could be forced to further reduce our planned capital expenditures, implement further austerity measures and/or utilize alternative financing mechanisms that do not constitute public debt. A reduction in our capital expenditure program could adversely affect our financial condition and results of operations. Additionally, such measures may not be sufficient to permit us to meet our obligations. For more information regarding our credit ratings, please see “Item 5—Selected Financial Data—Liquidity and Capital Resources” in our Form 20-F.
Going Concern
Our condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that we can meet our payment obligations and our operating continuity. As we describe in Note 18 to our condensed consolidated interim financial statements included herein, there exists significant doubts concerning our ability to continue operating as a going concern. We also discuss the circumstances that have caused these negative trends and the concrete actions we are taking to improve our results, strengthen our ability to continue operating and achieve revenue maximization and efficiencies in Note 18 to our condensed consolidated interim financial statements included herein. We continue operating as a going concern, and our condensed consolidated interim financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Liquidity Position

RECENT DEVELOPMENTS
Liquidity Position
We define liquidity as funds available under our lines of credit, as well as cash and cash equivalents. The following table summarizes our liquidity position as of September 30, 2023 and December 31, 2022.

	As of September 30, 2023		As of December 31, 2022
	(millions of pesos)
Borrowing base under lines of credit	Ps.	1,415	Ps.	1,206
Cash and cash equivalents	70,707		64,415
Liquidity	Ps.	72,122	Ps.	65,621
As of September 30, 2023, we had U.S.$7,664 million and Ps. 29,500 million in credit lines in order to provide liquidity. As of September 30, 2023, both the peso- and U.S. dollar-denominated credit lines were fully drawn.
As of December 31, 2022, the outstanding amount under PMI Trading’s revolving credit line was U.S.$163 million. From January 1 to September 30, 2023, PMI Trading drew U.S.$708 million from its revolving credit line and repaid U.S.$726 million. As of September 30, 2023, the outstanding amount under this revolving credit line was U.S.$145 million and the available amount was U.S.$80 million.

Cash Flows from Operating, Investing and Financing Activities

During the first nine months of 2023, net cash flows from operating activities decreased to Ps.261.1 billion, as compared to Ps.297.6 billion in the first nine months of 2022. During the first nine months of 2023, our net cash flow used in investing activities was Ps. (196.4) billion, as compared to Ps. (274.4) billion in the same period of 2022.

During the first nine months of 2023, new financings totaled Ps. 567.9 billion and payments of principal and interest totaled Ps. (747.7) billion, as compared to Ps. 759.2 billion and Ps. (922.4) billion, respectively, during the first nine months of 2022. During the first nine months of 2023, we applied net funds of Ps. (210.0) billion to acquisitions of wells, pipelines, properties, plant and equipment and intangible assets as compared to Ps. (275.8) billion for the same period of 2022 when we also applied funds to the acquisition of a 50.005% interest in the Deer Park Refinery.
As of September 30, 2023, our cash and cash equivalents totaled Ps. 70.7 billion, as compared to Ps. 64.4 billion at December 31, 2022. See Note 9 to our condensed consolidated interim financial statements included herein for more information about our cash and cash equivalents.
The following table summarizes our sources and uses of cash for the nine-month periods ended September 30, 2023 and 2022:

	Nine-month period ended September 30,
	2023		2022
	(millions of pesos)
Net cash flows from operating activities	Ps.	261,110	Ps.	297,640
Net cash flows (used in) investing activities	(196,418)		(274,425)
Net cash flows (used in) financing activities	(45,101)		(33,593)
Net increase (decrease) in cash and cash equivalents	Ps.	19,591	Ps.	(10,378)
________________
Note:     Numbers may not total due to rounding.

Recent Financing Activities

RECENT DEVELOPMENTS
For our financing activities for the period from January 1, 2023 to December 7, 2023, see Notes 16 and 20 to our condensed consolidated interim financial statements included herein.
On August 21, 2023, Petróleos Mexicanos prepaid certain credit facilities by and among us, Bank of America, N.A., as Documentation Agent and Mandated Lead Arranger, Private Export Funding Corporation, as EXIM Facility Lender and Export Import Bank of the United States, in the aggregate amount of U.S. $314.2 million, pursuant to the terms of such credit facilities.
As of September 30, 2023, and as of the date of this report, we were not in default under any of our financing agreements.

Capital Expenditures
As of September 30, 2023, the adjusted capital expenditures budget of Ps. 291,846 million represents an increase of 4.7% in comparison to the initial budget for 2023. The variation reflects a budget reallocation from Pemex Exploration and Production to Pemex Industrial Transformation, as well as to strategic investments and initiatives in Pemex Industrial Transformation, Pemex Logistics and Petróleos Mexicanos, including measurement systems of the six refineries, major repairs in gas processing centers, the reactivation of the ethylene business line, maintenance and repairs of various facilities and equipment, immediate maintenance of the Dos Bocas Maritime Terminal monobuoy, an increase of Ps. 7,724 million in the Residual Use Project at the Miguel Hidalgo Refinery in Tula and an additional Ps. 10,500 million for the National Refinery System.

The adjusted budget represents an increase of 41.1% as compared to capital expenditures spent in 2022. The reduction in Pemex Exploration and Production’s budget assumed continued appreciation of the peso against the U.S. dollar, so planned physical activity is not estimated to be affected.

As of September 30, 2023, we spent Ps. 161,827 million, or 55.4% of the total capital expenditures budget for 2023, which represents an increase of 18.6% of the amount spent during the same period of 2022.

Regarding financial investments, we spent Ps. 35,907 million, or 79.1%, of the financial investments budget for 2023.

Capital expenditures amounts are derived from the budgetary records of Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Logistics and Petróleos Mexicanos, which are prepared on a cash basis. Accordingly, these capital expenditure amounts do not reflect the acquisition of wells, pipelines, properties, plant and equipment of Ps. 181,769 million included in our consolidated financial statements prepared in accordance with IFRS.

The following table shows our capital expenditures budget for 2023, excluding non-capitalizable maintenance, for the original and the adjusted budget as of September 30, 2023 and the amounts spent during the first nine months of 2023 by each productive state-owned subsidiary and the same information for financial investments.
Capital Expenditures and Budget by Subsidiary

	2023 Original Budget (1)		2023 Adjusted Budget (2)		Actual spent as of September 30, 2023
	(millions of pesos)
Capital expenditures
Pemex Exploration and Production	Ps.	239,928	Ps.	221,247	Ps.	128,124
Pemex Industrial Transformation	29,881		58,091		26,543
Pemex Logistics	7,517		10,373		6,169
Petróleos Mexicanos	1,477		2,135		991
Total capital expenditures	Ps.	278,803	Ps.	291,846	Ps.	161,827
Financial Investment Budget
Equity contributions to a subsidiary company for the construction and administration of the Olmeca Refinery in Dos Bocas	2,120		38,548		32,693
Equity contributions to the subsidiaries of our fertilizers business line	3,952		6,025		3,051
Equity contributions to a subsidiary company for the commercialization of LPG to final customers.	—		794		163
Total financial investment	Ps.	6,072	Ps.	45,367	Ps.	35,907
Note: Numbers may not total due to rounding.
n.a.: Not applicable.
(1) Amended budget was authorized on January 31, 2023. The original budget was published in the Official Gazette of the Federation on November 28, 2022.
(2) Adjusted budget authorized on September 30, 2023.
Source: Petróleos Mexicanos

Business Overview

Production
Our selected summary operating data is set forth below.

	Nine months ended September 30,
	2023	2022	Change	%
Operating Highlights
Production
Liquids (tbpd) (1) (3)	1,861	1,758	103.0	5.9
Natural gas (mmcfpd) (2)(3)	4,028	3,851	177.0	4.6
Petroleum products (tbpd) (4)	821	815	6.0	0.7
Dry gas from plants (mmcfpd)	2,109	2,268	(159.0)	(7.0)
Natural gas liquids (tbpd)	166	164	2.0	1.2
Petrochemicals (tt)	762	1,015	(253.0)	(24.9)

Average crude oil exports (tbpd) (5)
Olmeca	16.4	—	16.4	100.0

RECENT DEVELOPMENTS

Isthmus	446.3		283.5		162.8	57.4
Maya	585.1		680.4		(95.3)	(14.0)
Total	1,047.8		963.9		83.9	8.7

Value of crude oil exports (value in millions of U.S. dollars) (5)	U.S.$	19,963.45	U.S.$	24,728.13	(4,764.7)	(19.3)

Average PEMEX crude oil export prices per barrel (6)
Olmeca	U.S.$	79.28	U.S.$	—	79.3	100.0
Isthmus	71.72		97.50		(25.8)	(26.4)
Maya	68.43		92.67		(24.2)	(26.2)
Weighted average price (7)	U.S.$	69.79	U.S.$	93.97	(24.2)	(25.7)

West Texas Intermediate crude oil average price per barrel (8)	U.S.$	77.30	U.S.$	98.27	(21.0)	(21.3)
Note: Numbers may not total due to rounding.

Tbpd = thousands of barrels per day
mmcfpd = millions of cubic feet per day.
Tt = thousands of tons
n.a. = not available
(1)Includes crude oil and condensates.
(2)Gas production does not include nitrogen.
(3)Does not consider the production of oil and gas corresponding to the partner.
(4)Gasoline production does not consider transfers.
(5)The volume and value of crude oil exports reflects customary adjustments by P.M.I. Comercio Internacional, S.A. de C.V. (which we refer to as PMI), P.M.I. Trading Designated Activity Company (formerly P.M.I. Trading, Ltd., which we refer to as P.M.I. Trading DAC), P.M.I. Norteamérica, S.A. de C.V., (which we refer to as PMI-NASA, and, together with PMI and P.M.I. Trading DAC, we collectively refer to as the PMI Subsidiaries) to reflect the percentage of water in each shipment as of September 30, 2023.
(6)Average price during period indicated based on billed amounts.
(7)On December 7, 2023, the weighted average price of our crude oil export mix was U.S.$64.86 per barrel.
(8)On December 7, 2023, the West Texas Intermediate crude oil spot price was U.S.$69.34 per barrel.
Source: Petróleos Mexicanos and the PMI Subsidiaries.

Daily production of liquids increased by 5.9% in the first nine months of 2023, from 1,758 thousand barrels per day in the first nine months of 2022 to 1,861 thousand barrels per day in the first nine months of 2023. This increase was mainly due to:

•an 8.9% increase in the production of liquids in light crude oil, mainly in new developments such as the Quesqui, Tupilco Profundo and Tlalkivak fields.

•a 3.2% increase in the production of heavy crude oil, mainly due to well completion activities in the Mulach, Uchbal, Tlamatini, Tetl and Teekit Fields.

Production of natural gas increased by 4.6% during the first nine months of 2023, from 3,851 million cubic feet per day in the first nine months of 2022 to 4,028 million cubic feet per day in the same period of 2023. This increase in production was primarily a result of increased production in wells with a high gas-oil ratio, such as the Quesqui and Tupilco Profundo fields in the South Region, the Ixachi field in the North Region and the Koban field in South-West Marine Region.

RECENT DEVELOPMENTS

Production of petroleum products increased by 0.7% during the first nine months of 2023, from 815 thousand barrels per day in the first nine months of 2022 to 821 thousand barrels per day in the first nine months of 2023. The production of petroleum products in the first nine months of 2023 was composed of 252 thousand barrels of gasoline, 135 thousand barrels of diesel, 38 thousand barrels of jet fuel and 396 thousand barrels of other petroleum products and LPG.

Dry gas production decreased by 7.0% during the first nine months of 2023, as compared to the same period of 2022. This decrease was mainly due to lower gas production at the Ciudad Pemex, Nuevo Pemex and La Venta gas processing complexes.

Natural gas liquids production increased by 1.2% during the first nine months of 2023, as compared to the same period of 2022. This increase was mainly due to higher production of gas liquids at the Cactus gas processing complex as a result of a higher efficiency of its cryogenic unit.

Petrochemicals production decreased by 24.9% during the first nine months of 2023, as compared to the same period of 2022. This performance was mainly the result of lower production of methane derivatives and other petrochemicals due to (1) a scheduled shutdown of the ammonia VI plant of the Cosoleacaque petrochemical complex for repairs and maintenance and (2) a shutdown of the same plant between September 9, 2023 and September 23, 2023 requested by the Comisión Federal de Electricidad (Federal Electricity Commission, or “CFE”). This decrease was partially offset by the best performing chains. These include aromatics and derivatives production, which was 39 thousand tons, a volume 18 thousand tons higher as compared to the recorded in the nine-month period ended September 30, 2022, since the aromatics extraction fractionator of the continuous catalytic reforming unit at La Cangrejera petrochemical complex recorded a longer operation in the nine-month ended September 30, 2023 compared to the same period of the previous year.

Armed conflict and related destabilization of world energy markets

As a result of the ongoing military conflict involving Russia and Ukraine, and, since October 7, 2023, the outbreak of armed hostilities in the Middle East, the prices of oil and natural gas remain extremely volatile. Our revenues and profitability are heavily dependent on the prices we receive from sales of oil and natural gas. Oil prices are particularly sensitive to actual and perceived threats to global political stability and to changes in production from OPEC and OPEC+ member states and other oil-producing nations. Destabilization of global oil and gas prices could reduce our sales and adversely affect our results and profitability. Oil and gas prices have, on average, decreased in the last year, and may continue to decrease based on factors beyond our control, including geopolitical events.

Industrial Transformation

In the first nine months of 2023, crude oil processing averaged 813 thousand barrels per day, an increase of 0.5%, as compared to the same period of 2022. This is explained by improved operating performance at the Tula and Salina Cruz refineries, with the following crude oil processing levels: 194 thousand barrels per day and 191 thousand barrels per day, respectively. In addition, primary distillation utilization capacity averaged 49.5%, which is an increase of 0.3% with respect to the same period of 2022.

Deer Park Refinery

Production

Our selected summary operating data is set forth below.

	Nine months ended September 30,
	2023	2022	Variation	%
Operating Highlights
Production (thousand bpd)
Petroleum products	283.1	296.9	(13.8)	(4.6)
Dry gas	3.5	3.2	0.3	9.4

RECENT DEVELOPMENTS

Natural gas liquids	6.4	7.7	(1.3)	(16.9)
Petrochemicals	6.8	6.9	(0.1)	(1.4)

Source: Deer Park’s statistical and accounting information systems.

From January 1 to September 30, 2023, the Deer Park Refinery processed 261.6 thousand barrels per day of crude oil and produced 283.1 thousand barrels per day of petroleum products, of which 39.7% were distillates.

Authorization of the Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2024 (2024 Federal Revenue Law

The 2024 Federal Revenue Law applicable to us as of January 1, 2024, published in the Official Gazette of the Federation on November 13, 2023, authorizes Petróleos Mexicanos and its subsidiary entities to incur net domestic debt up to Ps. 138.1 billion and net external debt up to U.S.$3.7 billion. We can incur additional internal or external debt as long as the total amount of net debt does not exceed the ceiling established by the Federal Revenue Law.

In addition, the 2024 Federal Revenue Law set the applicable rate of the Derecho por la Utilidad Compartida “DUC” (Profit-sharing Duty) to begin as of January 1, 2024 at 30.0%, which will represent a lower tax expense for PEMEX.
Gasolinas Bienestar, S.A. de C.V.

Since July 2023, Gasolinas Bienestar, S.A. de C.V., our wholly owned subsidiary, acquires crude oil and petroleum products from certain of our affiliates for export to the Republic of Cuba. Since the month of July 2023 and up to September 30, 2023, Gasolinas Bienestar, S.A. de C.V. exported 12.8 thousand barrels of crude oil per day and 3.5 thousand barrels of petroleum products in the aggregate amount of Ps. 2.4 billion (U.S. $0.1 billion). Such sales represented 0.7% of total exports of crude oil and 0.4% of total sales of petroleum products, respectively. Sales by Gasolinas Bienestar, S.A. de C.V. are made under peso-denominated contracts at prevailing market rates. We have procedures in place to ensure such sales are carried out in compliance with applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: /s/ Jose Alberto Jiménez Hernández .
José Alberto Jiménez Hernández
Associate Managing Director of Finance

Date: December 11, 2023
FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:
•exploration and production activities, including drilling;

RECENT DEVELOPMENTS
•activities relating to import, export, refining, transportation, storage and distribution of petrochemicals, petroleum, natural gas and oil products;
•activities relating to our lines of business;
•projected and targeted capital expenditures and other costs;
•trends in international and Mexican crude oil and natural gas prices;
•liquidity and sources of funding, including our ability to continue operating as a going concern;
•farm-outs, joint ventures and strategic alliances with other companies; and
•the monetization of certain of our assets.
Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:
•general economic and business conditions, including changes in international and Mexican crude oil and natural gas prices, refining margins and prevailing exchange rates;
•credit ratings and limitations on our access to sources of financing on competitive terms;
•our ability to find, acquire or gain access to additional reserves and to develop, either on our own or with our strategic partners, the reserves that we obtain successfully;
•the level of financial and other support we receive from the Mexican Government;
•national or international public health events, including the outbreak of pandemic or contagious disease, such as the COVID-19 pandemic;
•the outbreak of military hostilities, including an escalation of Russia’s invasion of Ukraine and the ongoing conflict in the Middle East, as well as the potential destabilizing effect of such conflict;
•effects on us from competition, including on our ability to hire and retain skilled personnel;
•uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;
•technical difficulties;
•significant developments in the global economy;
•significant economic or political developments in Mexico and the United States;
•developments affecting the energy sector;
•changes in, or failure to comply with, our legal regime or regulatory environment, including with respect to tax, environmental regulations, fraudulent activity, corruption and bribery;
•receipt of governmental approvals, permits and licenses;
•natural disasters, accidents, blockades and acts of sabotage or terrorism;
•the cost and availability of adequate insurance coverage; and
•the effectiveness of our risk management policies and procedures.
Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

RECENT DEVELOPMENTS

Petróleos Mexicanos,
Productive State-Owned Subsidiaries and Subsidiary Companies
Condensed Consolidated Interim Statements of Financial Position
As of September 30, 2023 and December 31, 2022
(Figures stated in thousands, except as noted)

Assets	Note	September 30, 2023		December 31, 2022

Current assets:
Cash and cash equivalents	8,9	Ps.	70,706,941	64,414,511
Customers, net	7,8,10-A	125,631,433		107,117,145
Other financing receivables	8,10-B	43,822,370		45,040,403
Other non-financing receivables	8,10-B	81,778,760		122,722,019
Inventories	11	125,190,670		126,018,397
Government Bonds	15-A	35,649,124		46,526,257
Derivative financial instruments	8	8,561,277		12,755,568
Other current assets	8	5,135,638		3,300,478
Total current assets	6	496,476,213		527,894,778
Non-current assets:
Investments in joint ventures and associates	8,12	1,915,446		2,043,966
Wells, pipelines, properties, plant and equipment, net	13	1,366,101,270		1,368,750,850
Rights of use assets		47,410,747		49,520,847
Long-term notes receivable, net of current portion	8,15-C	1,283,966		1,334,126
Government Bonds	15-A	42,888,799		63,653,260
Deferred income taxes and duties		205,470,411		171,632,558
Intangible assets, net	14	26,131,135		30,024,934
Other assets	15-D	17,153,807		30,702,725
Total non-current assets	6	1,708,355,581		1,717,663,266
Total assets		Ps.	2,204,831,794	2,245,558,044
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Petróleos Mexicanos,
Productive State-Owned Subsidiaries and Subsidiary Companies
Condensed Consolidated Interim Statements of Financial Position
As of September 30, 2023 and December 31, 2022
(Figures stated in thousands, except as noted)

Liabilities	Note	September 30, 2023		December 31, 2022

Short-term debt and current portion of long-term debt	8,16	Ps.	553,890,821	465,947,683
Short-term leases	8	7,923,536		6,680,488
Suppliers	8	297,077,872		282,245,250
Income taxes and duties payable		126,277,825		70,813,355
Accounts and accrued expenses payable	8	86,758,007		81,808,426
Derivative financial instruments	8	33,397,046		22,242,056
Total current liabilities	6	1,105,325,107		929,737,258
Long-term liabilities:
Long-term debt, net of current portion	8,16	1,310,887,385		1,625,516,313
Long-term leases, net of current portion	8	38,627,439		44,451,087
Employee benefits		1,214,350,642		1,306,886,675
Provisions for sundry creditors	17	94,358,298		89,146,685
Other liabilities		14,114,653		11,777,226
Deferred income taxes		6,650,867		6,865,025
Total long-term liabilities	6	2,678,989,284		3,084,643,011
Total liabilities		Ps.	3,784,314,391	4,014,380,269
Equity (deficit)	6,18
Controlling interest:
Certificates of Contribution “A”		1,132,262,793		1,029,592,293
Mexican Government contributions		66,730,591		66,730,591
Legal reserve		1,002,130		1,002,130
Accumulated other comprehensive result		135,250,839		51,737,388
Accumulated deficit:
From prior years		(2,917,596,017)		(3,018,008,068)
Net income for the period/year		3,056,541		100,412,051
Total controlling interest		(1,579,293,123)		(1,768,533,615)
Total non-controlling interest		(189,474)		(288,610)
Total equity (deficit)		(1,579,482,597)		(1,768,822,225)
Total liabilities and equity (deficit)		Ps.	2,204,831,794	2,245,558,044
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Petróleos Mexicanos,
Productive State-Owned Subsidiaries and Subsidiary Companies
Condensed Consolidated Interim Statements of Comprehensive Income
For the nine-month periods ended September 30, 2023 and 2022
(Figures stated in thousands, except as noted)

	Note	2023		2022
Net revenues
Domestic	6,7	Ps.	714,769,009	908,819,368
Incentive for automotive fuels	7-D	23,436		103,720,586
Export	6,7	576,781,538		850,812,209
Services income	6,7	2,831,115		4,560,978
Total revenues		1,294,405,098		1,867,913,141
(Impairment) reversal of impairment of wells, pipelines, properties, plant and equipment, net	6,13-E	(74,197,552)		56,873,846
Cost of sales	6	1,000,565,653		1,274,735,408
Gross income	6	219,641,893		650,051,579
Distribution, transportation and sale expenses	6	8,622,813		10,983,602
Administrative expenses	6	120,014,336		112,258,337
Other revenues	6	15,109,459		36,798,482
Other expenses	6	17,959,348		5,694,879
Operating income	6	88,154,855		557,913,243
Financing income (1)	6	15,735,423		20,957,224
Financing cost (2)	6	111,286,524		109,790,653
Derivative financial instruments (cost), net	6	(6,649,056)		(37,491,847)
Foreign exchange income, net	6	182,881,696		72,106,662
Sum of financing cost, net, derivative financial instruments (cost), net and foreign exchange income, net		80,681,539		(54,218,614)
Profit sharing in joint ventures and associates	6,12	320,176		232,349
Income before duties, taxes and other		169,156,570		503,926,978
Profit sharing duty, net		206,782,745		314,147,276
Income tax (benefit)		(40,650,971)		(5,836,057)
Total duties, taxes and other	6	166,131,774		308,311,219
Net income	6	Ps.	3,024,796	195,615,759
Other comprehensive results:
Items that will be reclassified subsequently:
Currency translation effect		(41,835,104)		(14,995,059)
Items that will not be reclassified:
Actuarial gains (losses) - employee benefits, net of taxes	18-D	125,479,436		259,774,823
Total other comprehensive results		83,644,332		244,779,764
Total comprehensive income		Ps.	86,669,128	440,395,523
Net (loss) income attributable to:
Controlling interest		3,056,541		195,914,072
Non-controlling interest		(31,745)		(298,313)
Net income		3,024,796		195,615,759
Other comprehensive results attributable to:
Controlling interest		83,513,451		244,780,577
Non-controlling interest		130,881		(813)
Total other comprehensive results		83,644,332		244,779,764
Comprehensive income (loss):
Controlling interest		86,569,992		440,694,649
Non-controlling interest		99,136		(299,126)
Total comprehensive income		Ps.	86,669,128	440,395,523
The accompanying notes are an integral part of these condensed consolidated interim financial statements.
(1)Includes financing income from investments and gain in changes on discount rate of plugging of wells in 2023 and 2022.
(2)Mainly interest on debt.

Petróleos Mexicanos,
Productive State-Owned Subsidiaries and Subsidiary Companies
Condensed Consolidated Interim Statements of Comprehensive Income
For the three-month periods ended September 30, 2023 and 2022
(Figures stated in thousands, except as noted)

	Note	2023		2022
Net revenues
Domestic	6,7	Ps.	253,547,221	320,776,599
Incentive for automotive fuels	7-D	4,273		28,665,401
Export	6,7	207,529,553		280,079,826
Services income	6,7	728,212		1,293,262
Total revenues		461,809,259		630,815,088
(Impairment) of wells, pipelines, properties, plant and equipment, net	6,13-E	(8,113,061)		(7,254,264)
Cost of sales	6	368,020,514		475,937,325
Gross income	6	85,675,684		147,623,499
Distribution, transportation and sale expenses	6	1,133,458		4,260,756
Administrative expenses	6	40,529,871		37,760,320
Other revenues	6	2,939,011		12,725,690
Other expenses	6	15,289,000		2,255,555
Operating income	6	31,662,366		116,072,558
Financing income (1)	6	7,510,892		3,652,514
Financing cost (2)	6	36,505,707		45,543,598
Derivative financial instruments (cost), net	6	(9,437,395)		(12,982,694)
Foreign exchange (loss), net	6	(47,794,436)		(9,343,509)
Sum of financing cost net, derivative financial instruments (cost), net and foreign exchange (loss), net		(86,226,646)		(64,217,287)
Profit sharing in joint ventures and associates	6,12	168,207		71,201
(Loss) income before duties, taxes and other		(54,396,073)		51,926,472
Profit sharing duty, net		69,580,245		106,836,892
Income tax (benefit)		(44,841,959)		(2,877,072)
Total duties, taxes and other	6	24,738,286		103,959,820
Net (loss)	6	Ps.	(79,134,359)	(52,033,348)
Other comprehensive results:
Items that will be reclassified subsequently:
Currency translation effect		10,420,279		4,161,059
Items that will not be reclassified:
Actuarial gains (losses) - employee benefits, net of taxes	18-D	125,479,436		101,382,033
Total other comprehensive results		135,899,715		105,543,092
Total comprehensive income		Ps.	56,765,356	53,509,744
Net (loss) attributable to:
Controlling interest		(79,134,482)		(52,003,410)
Non-controlling interest		123		(29,938)
Net (loss)		(79,134,359)		(52,033,348)
Other comprehensive results attributable to:
Controlling interest		135,763,177		105,542,608
Non-controlling interest		136,538		484
Total other comprehensive results		135,899,715		105,543,092
Comprehensive income (loss):
Controlling interest		56,628,695		53,539,198
Non-controlling interest		136,661		(29,454)
Total comprehensive income		Ps.	56,765,356	53,509,744
The accompanying notes are an integral part of these condensed consolidated interim financial statements.
(1)Includes financing income from investments and gain in changes on discount rate of plugging of wells in 2023 and 2022.
(2)Mainly interest on debt.

Petróleos Mexicanos,
Productive State-Owned Subsidiaries and Subsidiary Companies
Condensed Consolidated Interim Statements of Changes in Equity (deficit)
For the nine-month periods ended September 30, 2023 and 2022
(Figures stated in thousands, except as noted) (See Note 18)

	Controlling interest
					Accumulated other comprehensive result		Accumulated deficit
	Certificates of Contribution “A”		Mexican Government contributions	Legal reserve	Cumulative currency translation effect	Actuarial (losses) gains on employee benefits effect	For the year/period	From prior years	Total	Non- controlling interest	Total Equity (deficit)
Balances as of December 31, 2021	Ps.	841,285,576	43,730,591	1,002,130	58,945,725	(97,085,239)	(294,532,168)	(2,723,475,900)	(2,170,129,285)	128,502	Ps.	(2,170,000,783)
Transfer to accumulated deficit	—		—	—	—	—	294,532,168	(294,532,168)	—	—	—
Increase in Certificates of Contribution "A"	107,990,006		—	—	—	—	—	—	107,990,006	—	107,990,006
Proceeds from the Fondo Nacional de Infraestructura (FONADIN) grants	—		23,000,000	—	—	—	—	—	23,000,000	—	23,000,000
Total comprehensive (loss) income	—		—	—	(14,994,246)	259,774,823	195,914,072	—	440,694,649	(299,126)	440,395,523
Balances as of September 30, 2022	Ps.	949,275,582	66,730,591	1,002,130	43,951,479	162,689,584	195,914,072	(3,018,008,068)	(1,598,444,630)	(170,624)	Ps.	(1,598,615,254)
Balances as of December 31, 2022	Ps.	1,029,592,293	66,730,591	1,002,130	25,437,210	26,300,178	100,412,051	(3,018,008,068)	(1,768,533,615)	(288,610)	Ps.	(1,768,822,225)
Transfer to accumulated deficit	—		—	—	—	—	(100,412,051)	100,412,051	—	—	—
Increase in Certificates of Contribution "A"	102,670,500		—	—	—	—	—	—	102,670,500	—	102,670,500
Total comprehensive (loss) income	—		—	—	(41,965,985)	125,479,436	3,056,541	—	86,569,992	99,136	86,669,128
Balances as of September 30, 2023	Ps.	1,132,262,793	66,730,591	1,002,130	(16,528,775)	151,779,614	3,056,541	(2,917,596,017)	(1,579,293,123)	(189,474)	Ps.	(1,579,482,597)
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Petróleos Mexicanos,
Productive State-Owned Subsidiaries and Subsidiary Companies
Condensed consolidated interim statements of cash flows
For the nine-month periods ended September 30, 2023 and 2022
(Figures stated in thousands, except as noted)

	2023		2022
Operating activities:
Net income	Ps.	3,024,796	195,615,759
Income taxes and duties	166,131,774		308,311,219
Depreciation and amortization of wells, pipelines, properties, plant and equipment	87,402,614		106,232,390
Amortization of intangible assets	378,652		253,119
Impairment (reversal of impairment) of wells, pipelines, properties, plant and equipment	74,197,552		(56,873,846)
Capitalized unsuccessful wells	3,585,484		6,059,460
Unsuccessful wells from intangible assets	19,053,508		6,870,430
Loss from derecognition of disposal of wells, pipelines, properties, plant and equipment	16,392,204		5,514,250
Depreciation of rights of use	4,391,365		4,334,169
Cancellation of leases	(123,724)		—
Unrealized foreign exchange loss of reserve for well abandonment	3,069,700		2,448,648
Reclassification of translation effect	—		(10,383,296)
(Gains) on bargain purchase of business acquisition	—		(1,271,188)
(Profit) sharing in joint ventures and associates, net	(320,176)		(232,349)
Unrealized foreign exchange (income)	(168,939,695)		(67,351,642)
Financing cost	111,286,524		109,790,653
Financing income	(15,735,423)		(20,957,224)
Funds from operating activities	303,795,155		588,360,552
Profit-sharing duty and income tax paid	(165,317,531)		(308,481,212)
Derivative financial instruments	15,349,280		28,049,959
Customers and accounts receivable	(2,687,184)		5,647,047
Inventories	3,828,046		(67,981,188)
Accounts payable and accrued expenses	4,949,581		38,446,714
Suppliers	4,035,909		5,794,694
Provisions for sundry creditors	9,776,998		4,027,154
Employee benefits	41,411,517		41,865,824
Other taxes and duties	45,967,953		(38,090,001)
Net cash flows from operating activities	261,109,724		297,639,543
Investing activities
Business acquisition, net of cash acquired	—		(30,012,487)
Interest collected	1,897,776		1,385,254
Other assets	11,713,758		(7,505,757)
Acquisition of wells, pipelines, properties, plant and equipment	(181,769,291)		(212,374,941)
Acquisition of intangible assets	(28,260,549)		(25,917,291)
Net cash flows (used in) investing activities	(196,418,306)		(274,425,222)
Financing activities:
Increase in equity due to Certificates of Contribution “A”	102,670,507		107,990,006
Proceeds from FONADIN grants	—		23,000,000
Collections from the Mexican Government	31,470,648		—
Interest collected from the Mexican Government	6,760,491		6,215,759
Lease payments	(4,438,198)		(5,120,737)
Interest of lease paid	(1,698,701)		(2,427,087)
Loans obtained from financial institutions	567,881,697		759,198,720
Debt payments, principal only	(626,358,506)		(799,148,919)
Interest paid	(121,388,570)		(123,300,926)
Net cash flows (used in) financing activities	(45,100,632)		(33,593,184)
Net increase (decrease) in cash and cash equivalents	19,590,786		(10,378,863)
Effects of foreign exchange on cash balances	(13,298,356)		(3,856,513)
Cash and cash equivalents at the beginning of the year	64,414,511		76,506,447
Cash and cash equivalents at the end of the period (Note 9)	Ps.	70,706,941	62,271,071
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

NOTE 1.STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
Petróleos Mexicanos was created by a decree issued by the Mexican Congress on June 7, 1938. The decree was published in the Diario Oficial de la Federación (“Official Gazette of the Federation”) on July 20, 1938 and came into effect on that date. On December 20, 2013, the Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía (Decree that amends and supplements various provisions of the Mexican Constitution relating to energy matters), was published in the Official Gazette of the Federation. This Decree came into effect on December 21, 2013 and includes transitional articles setting forth the general framework and timeline for implementing legislation relating to the energy sector.
On August 11, 2014, the Ley de Petróleos Mexicanos (the “Petróleos Mexicanos Law”) was published in the Official Gazette of the Federation. The Petróleos Mexicanos Law became effective on October 7, 2014, except for certain provisions. On December 2, 2014, the Secretaría de Energía (“Ministry of Energy”) published in the Official Gazette of the Federation the declaration pursuant to which the special regime governing Petróleos Mexicanos’ activities relating to productive state-owned subsidiaries, affiliates, compensation, assets, administrative liabilities, state dividend, budget and debt came into effect. On June 10, 2015, the Disposiciones Generales de Contratación para Petróleos Mexicanos y sus Empresas Productivas Subsidiarias (General Contracting Provisions for Petróleos Mexicanos and its productive state-owned subsidiaries) was published in the Official Gazette of the Federation and the following day the special regime for acquisitions, leases, services and public works matters came into effect.
Once the Petróleos Mexicanos Law came into effect, Petróleos Mexicanos was transformed from a decentralized public entity to a productive state-owned company. Petróleos Mexicanos is a legal entity empowered to own property and carry on business in its own name with the purpose of carrying out exploration and extraction of crude oil and other hydrocarbons in the United Mexican States (“Mexico”), as well as refining, processing, storing, transporting, selling and trading in these products.
The Subsidiary Entities, Pemex Exploración y Producción (“Pemex Exploration and Production”), Pemex Transformación Industrial (“Pemex Industrial Transformation”) and Pemex Logística (“Pemex Logistics”) are productive state-owned subsidiaries empowered to own property and carry on business in their own name, subject to the direction and coordination of Petróleos Mexicanos (the “Subsidiary Entities”).
The Subsidiary Entities and their primary purposes, are as follows:
•Pemex Exploration and Production: This entity is in charge of the exploration and extraction of crude oil and solid, liquid or gaseous hydrocarbons in Mexico, in the exclusive economic zone of Mexico and abroad, as well as drilling services and repair and services of wells;
•Pemex Industrial Transformation: This entity performs activities related to refining, transformation, processing, importing, exporting, trading and the sale of hydrocarbons, petroleum products, natural gas and petrochemicals, as well as commercializes, distributes and trades methane, ethane and propylene, directly or through others; and
•Pemex Logistics: This entity provides transportation, storage and related services for crude oil, petroleum products and petrochemicals to PEMEX (as defined below) and other companies, through pipelines and maritime and terrestrial means, and provides guard and management services.
The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are productive state-owned entities, whereas the Subsidiary Companies are affiliate companies that were formed in accordance with the applicable laws of each of the respective jurisdictions in which they were incorporated.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

The “Subsidiary Companies” are defined as those companies which are controlled, directly or indirectly, by Petróleos Mexicanos.
“Associates,” as used herein, means those companies in which Petróleos Mexicanos has significant influence but not control or joint control over its financial and operating policies. Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to collectively herein as “PEMEX”.
PEMEX’s address and its principal place of business is: Av. Marina Nacional No. 329, Col. Verónica Anzures, Alcaldía Miguel Hidalgo, 11300, Ciudad de México, México.
NOTE 2.    AUTHORIZATION AND BASIS OF PREPARATION
Authorization

On December 8, 2023, these condensed consolidated interim financial statements prepared under the International Financial Reporting Standards (“IFRS”) and the notes hereto were authorized for issuance by the following officers: Mr. Octavio Romero Oropeza, Chief Executive Officer, Mr. Carlos Fernando Cortez González, Acting Chief Financial Officer, Mr. José María del Olmo Blanco, Acting Deputy Director of Budgeting and Accounting, and Mr. Óscar René Orozco Piliado, Associate Managing Director of Accounting.

Basis of preparation
A.    Statement of compliance

PEMEX prepared its condensed consolidated interim financial statements as of September 30, 2023 and December 31, 2022, and for the three and nine-month periods ended September 30, 2023, and 2022, in accordance with IAS 34, “Interim Financial Reporting” (“IAS 34”) of the IFRS as issued by the International Accounting Standards Board (“IASB”).

These condensed consolidated interim financial statements do not include all the information and disclosures required for full annual consolidated financial statements and should be read in conjunction with PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2022. PEMEX estimates that there is no significant impact on its condensed consolidated interim financial statements due to the seasonality of operations. These condensed consolidated interim financial statements follow the same accounting policies and methods of computation as PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2022.
B.    Basis of accounting

These condensed consolidated interim financial statements have been prepared using the historical cost basis method, with the exception of the following items, which have been measured using an alternative basis.

ITEM	BASIS OF MEASUREMENT
Derivative Financial Instruments (“DFIs”)	Fair Value

Employee Benefits	Fair Value of plan assets less present value of the obligation (defined benefit plan)
C.    Going concern
The condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that PEMEX will be able to continue its operations and can meet its payment obligations for a reasonable period (See Note 18-F).

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

D.    Functional and reporting currency

These condensed consolidated interim financial statements are presented in Mexican pesos, which is both PEMEX’s functional currency and reporting currency, due to the following:

i.	The economic environment in which PEMEX operates is Mexico, where the legal currency is the Mexican peso;

ii.
The budget through which Petróleos Mexicanos and its Subsidiary Entities operate as entities of the Mexican Government, including the ceiling for personnel services, is elaborated, approved and exercised in Mexican pesos;

iii.
Employee benefits provision was approximately 32% and 33% of PEMEX’s total liabilities as of September 30, 2023 and December 31, 2022, respectively. This provision is computed, denominated and payable in Mexican pesos; and

iv.	Cash flows for payment of general expenses, taxes and duties are realized in Mexican pesos.

Although the sales prices of certain products are based on international U.S. dollar-indices, final domestic selling prices are governed by the economic and financial policies established by the Mexican Government. Accordingly, cash flows from domestic sales are generated and received in Mexican pesos.
With regards to PEMEX’s foreign currency (export sales, borrowings, etc.), Mexico’s monetary policy regulator, the Banco de México (“Mexican Central Bank”), requires that Mexican Government entities other than financial entities sell their foreign currency to the Mexican Central Bank in accordance with its terms, receiving Mexican pesos in exchange, which is the currency of legal tender in Mexico.

Terms definition –

References in these condensed consolidated interim financial statements and the related notes to “pesos” or “Ps.” refers to Mexican pesos, “U.S. dollars” or “U.S.$” refers to dollars of the United States of America, “yen” or “¥” refers to Japanese yen, “euro” or “€” refers to the legal currency of the European Economic and Monetary Union, “pounds sterling” or “£” refers to the legal currency of the United Kingdom and “Swiss francs” or “CHF” refers to the legal currency of the Swiss Confederation. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

E. Use of judgments and estimates

The preparation of the condensed consolidated interim financial statements in accordance with IAS 34 requires the use of estimates and assumptions made by PEMEX’s management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of these condensed consolidated interim financial statements, as well as the recorded amounts of income, costs and expenses during the period. Actual results may differ from these estimates.

Significant estimates and underlying assumptions are reviewed, and the effects of such revisions are recognized in the periods in which any estimates are revised and in any future periods affected by such revision.

The significant judgements made by management in applying PEMEX’s accounting policies and the key sources of estimation uncertainty were the same as those described in PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2022.

i.Measurement of fair values

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

Some of PEMEX’s accounting policies and disclosures require the measurement of the fair values of financial assets and liabilities, as well as non-financial assets and liabilities.
PEMEX has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which the valuations should be classified.

When measuring the fair value of an asset or a liability, PEMEX uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).
•Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

PEMEX recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.
NOTE 3.    SIGNIFICANT ACCOUNTING POLICIES
The accounting policies applied in the preparation of these condensed consolidated interim financial statements are consistent with those applied in the preparation of PEMEX’s annual consolidated financial statements as of and for the year ended December 31, 2022, except for the adoption of new standards effective as of January 1, 2023. However, these new standards have not had a material effect on the condensed consolidated interim financial statements of PEMEX.
NOTE 4.    NEW STANDARDS RECENTLY ISSUED

The following amended standards and interpretations have not had a significant impact or are not anticipated to have such an impact on PEMEX’s consolidated financial statements:
i. Applicable as of January 1, 2023
•Insurance Contracts (Amendments to IFRS 17)
•Definition of Accounting Estimates (Amendments to IAS 8)
•Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)
•Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)
ii. Applicable as of January 1, 2024
•Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

•Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)
•Non-current Liabilities with Covenants (Amendments to IAS 1)

NOTE 5.    SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
As of September 30, 2023 and December 31, 2022, the Subsidiary Entities consolidated in these financial statements include Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics.
As of September 30, 2023 and December 31, 2022, the consolidated Subsidiary Companies are as follows:

•P.M.I. Trading, DAC. (“PMI Trading”) (i)(iii)(vii)
•P.M.I. Holdings Petróleos España, S.L.U. (“HPE”) (i)(iii)(v)
•P.M.I. Services North America, Inc. (“PMI SUS”) (i)(iii)(vi)
•P.M.I. Norteamérica, S.A. de C.V. (“PMI NASA”) (i)(iii)(iv)
•P.M.I. Comercio Internacional, S.A. de C.V. (“PMI CIM”) (i)(ii)(iv)
•PMI Campos Maduros SANMA, S. de R.L. de C.V. (“SANMA”) (iii)(iv)
•Pro-Agroindustria, S.A. de C.V. (“AGRO”) (iii)(iv)
•PTI Infraestructura de Desarrollo, S.A. de C.V. (“PTI ID”) (iii)(iv)
•P.M.I. Servicios Portuarios Transoceánico, S.A. de C.V. (“PMI SP”) (iii)(iv)
•Pemex Procurement International, Inc. (“PPI”) (iii)(vi)
•Pemex Finance Limited (“FIN”) (iii)(ix)
•Mex Gas Internacional, S.L. (“MGAS”) (iii)(iv)
•Pemex Desarrollo e Inversión de Proyectos, S.A. de C.V. (“PDII”) (iii)(iv)(xii)
•KOT Insurance Company, AG. (“KOT”) (iii)(viii)
•PPQ Cadena Productiva, S.L.U. (“PPQCP”) (iii)(v)
•I.I.I. Servicios, S.A. de C.V. (“III Servicios”) (iii)(iv)
•PMI Ducto de Juárez, S. de R.L. de C.V. (“PMI DJ”) (i)(iii)(iv)
•PMX Fertilizantes Holding, S.A. de C.V. (“PMX FH”) (iii)(iv)
•PMX Fertilizantes Pacífico, S.A. de C.V. (“PMX FP”) (iii)(iv)
•Grupo Fertinal, S.A. de C.V. (“GP FER”) (iii)(iv)
•Compañía Mexicana de Exploraciones, S.A. de C.V. (“COMESA”) (ii)(iv)
•P.M.I. Trading México, S.A. de C.V. (“TRDMX”) (i)(iii)(iv)
•Holdings Holanda Services, B.V. (“HHS”) (iii)(x)
•Deer Park Refining Limited Partnership (“Deer Park” or “DPRLP”) (vi)(xi)
•Gasolinas Bienestar, S.A. de C.V. (iii)(xiii)
(i)Member Company of the “PMI Subsidiaries.”
(ii)Non-controlling interest company (98.33% in PMI CIM and 60.0% in COMESA).
(iii)Petróleos Mexicanos owns 100.0% of the interests in this Subsidiary Company.
(iv)Operates in Mexico.
(v)Operates in Spain.
(vi)Operates in the United States of America.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

(vii)Operates in Ireland.
(viii)Operates in Switzerland.
(ix)Operates in the Cayman Islands.
(x)Operates in the Netherlands.
(xi)Consolidated as of January 2022.
(xii)Formerly Pemex Desarrollo e Inversión Inmobiliaria, S.A. de C.V., until April 20, 2023.
(xiii)Consolidated as of July 2023.
NOTE 6.    SEGMENT FINANCIAL INFORMATION

PEMEX’s primary business is the exploration and production of crude oil and natural gas, as well as the production, processing, marketing and distribution of petroleum and petrochemical products. As of September 30, 2023 and December 31, 2022, PEMEX’s operations were conducted through seven business segments:

1.Exploration and Production;
2.Industrial Transformation;
3.Logistics;
4.Deer Park (beginning January 20, 2022);
5.Trading Companies;
6.Corporate; and
7.Other Operating Subsidiary Companies.

Due to PEMEX’s structure, there are significant amounts of inter-segment sales among the reporting segments, which are made at market prices.
The primary sources of revenue for PEMEX’s business segments are as described below:
•The Exploration and Production segment earns revenues from domestic sales of crude oil and natural gas, and from exporting crude oil through certain of the Trading Companies (as defined below). Crude oil export sales are made through the agent subsidiary company PMI CIM, to 17 major customers in various foreign markets. Approximately half of PEMEX’s crude oil is sold to Pemex Industrial Transformation. Additionally, it receives income from drilling services, and servicing and repairing wells.
•The Industrial Transformation segment earns revenues from sales of refined petroleum products and derivatives, mainly to third parties within the domestic market. This segment also sells a significant portion of the fuel oil it produces to the Comisión Federal de Electricidad (Federal Eletricity Commission, or “CFE”) and a significant portion of jet fuel produced to the Aeropuertos y Servicios Auxiliares (Airports and Auxiliary Services Agency or “ASA”). This segment’s most important products are different types of gasoline and diesel.
The Industrial Transformation segment also earns revenues from domestic sources generated by sales of natural gas, liquefied petroleum gas, naphtha, butane and ethane and certain other petrochemicals such as methane derivatives, ethane derivatives, aromatics, ammonia, fertilizers and its derivatives.
•The Logistics segment earns income from transportation and storage of crude oil, petroleum products and petrochemicals, as well as related services, which it provides by employing pipelines and offshore and onshore resources, and from providing services related to the maintenance, handling, guarding and management of these products.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

•Effective January 20, 2022, the Deer Park segment includes DPRLP’s operations, whose operating results and performance are currently and regularly reviewed as a separate business by PEMEX’s Board of Directors. DPRLP generates revenues from sales of distillates and gasoline in the U.S. market.
•The Trading Companies segment, which consist of PMI CIM, PMI NASA, PMI Trading and MGAS (the “Trading Companies”), earns revenues from trading crude oil, natural gas and petroleum and petrochemical products in international markets.
•The Corporate segment provides administrative, financing and consulting services to PEMEX’s subsidiary entities and companies.
•The Other Operating Subsidiary Companies segment provides administrative, financing, consulting and logistical services, as well as economic, tax and legal advice and re-insurance services to PEMEX’s subsidiary entities and companies.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

The following tables present the condensed financial information of these segments, after elimination of unrealized intersegment gain (loss), and include only select line items. The columns before intersegment eliminations include unconsolidated figures. As a result, the line items presented below may not total. These reporting segments are those which PEMEX’s management evaluates in its analysis and on which it bases its decision-making. These reporting segments are presented in PEMEX’s reporting currency.

As of/for the nine-month period ended September 30, 2023	Exploration and Production		Industrial Transformation	Logistics	DPRLP	Trading Companies	Corporate	Other Operating Subsidiary Companies	Intersegment eliminations	Total
Revenues:
Trade	Ps.	326,681,664	582,370,544	—	134,228,006	231,681,294	—	16,612,475	—	Ps.	1,291,573,983
Intersegment	349,649,964		204,985,694	77,309,358	8,816,626	441,810,012	69,794,786	43,005,200	(1,195,371,640)	—
Services income	19,399		256,165	1,183,894	—	1,335,569	615	35,473	—	2,831,115
(Impairment) reversal of impairment of wells, pipelines, properties, plant and equipment, net	(62,725,055)		(11,461,191)	(11,306)	—	—	—	—	—	(74,197,552)
Cost of sales	347,995,457		870,881,418	60,818,882	128,139,976	660,436,239	855,925	54,644,443	(1,123,206,687)	1,000,565,653
Gross income (loss)	265,630,515		(94,730,206)	17,663,064	14,904,656	14,390,636	68,939,476	5,008,705	(72,164,953)	219,641,893
Distribution, transportation and sale expenses	407,035		15,103,787	14,965	—	106,440	72,864	58,593	(7,140,871)	8,622,813
Administrative expenses	56,114,536		46,735,669	16,076,448	936,203	2,347,112	57,497,408	5,339,226	(65,032,266)	120,014,336
Other revenue	2,158,710		7,476,838	671,412	39,875	559,353	671,891	3,531,380	—	15,109,459
Other expenses	16,779,971		842,940	1,472	18,235	143,274	986	179,900	(7,430)	17,959,348
Operating income (loss)	194,487,683		(149,935,764)	2,241,591	13,990,093	12,353,163	12,040,109	2,962,366	15,614	88,154,855
Financing income	46,072,318		887,740	14,027,927	605,726	435,436	115,008,242	1,166,904	(162,468,870)	15,735,423
Financing cost	92,093,244		21,498,230	275,986	119,832	4,124,271	153,641,450	1,986,765	(162,453,254)	111,286,524
Derivative financial instruments income (cost), net	(732,590)		276,481	—	—	(362,882)	(5,830,065)	—	—	(6,649,056)
Foreign exchange income (loss), net	104,222,634		80,896,584	123,489	—	38,940	(6,039,281)	3,639,330	—	182,881,696
Profit (loss) sharing in joint ventures and associates	(20,095)		480,310	28	—	21,601,383	39,828,966	28,985,669	(90,556,085)	320,176
Total duties, taxes and other	161,175,159		—	4,439,739	106,108	1,598,996	(1,690,020)	501,792	—	166,131,774
Net (loss) income	Ps.	90,761,547	(88,892,879)	11,677,310	14,369,879	28,342,773	3,056,541	34,265,712	(90,556,087)	3,024,796
Total current assets	858,883,410		244,102,377	272,149,407	35,181,775	260,975,697	1,759,415,800	98,569,516	(3,032,801,769)	496,476,213
Total non-current assets	893,051,703		516,227,360	152,856,050	28,774,980	109,670,375	265,313,062	434,013,401	(691,551,350)	1,708,355,581
Total current liabilities	604,761,470		1,144,613,083	78,460,391	5,979,220	209,000,818	2,031,565,445	63,676,155	(3,032,731,475)	1,105,325,107
Total long-term liabilities	1,705,451,627		571,676,646	70,758,701	5,147,943	684,933	1,572,456,540	30,102,064	(1,277,289,170)	2,678,989,284
Total equity (deficit)	(558,277,984)		(955,959,992)	275,786,365	52,829,592	160,960,321	(1,579,293,123)	438,804,698	585,667,526	(1,579,482,597)
Depreciation and amortization of wells, pipelines, properties, plant and equipment	70,980,574		7,992,227	4,658,725	1,632,809	217,342	423,162	1,497,775	—	87,402,614
Depreciation of rights of use	214,626		2,363,645	291,299	407,895	586,555	442,232	85,113	—	4,391,365
Net periodic cost of employee benefits	27,629,094		40,264,342	6,207,951	—	2,055	24,516,466	35,504	—	98,655,412
Interest income (1)	135,442		654,263	36,204	316,982	110,309	9,065,807	818,430	—	11,137,437
Interest cost (2)	(449,023)		2,535,607	275,499	119,832	3,386,898	96,450,619	1,681,743	—	104,001,175
(1)Included in financing income.
(2)Included in financing cost.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

For the three-month period ended September 30, 2023	Exploration and Production		Industrial Transformation		Logistics		DPRLP		Trading Companies		Corporate		Other Operating Subsidiary Companies		Intersegment eliminations		Total
Revenues:
Trade	Ps.	116,472,969	190,770,615		—		52,356,062		94,852,689		—		6,628,712		—		Ps.	461,081,047
Intersegment	106,464,231		82,689,778		22,642,592		2,569,283		160,521,518		24,759,973		16,020,560		(415,667,935)		—
Services income	6,220		91,520		299,619		—		323,019		158		7,676		—		728,212
(Impairment) reversal of impairment of wells, pipelines, properties, plant and equipment, net	(3,188,960)		(4,912,795)		(11,306)		—		—		—		—		—		(8,113,061)
Cost of sales	122,618,423		293,763,555		20,776,466		47,470,021		250,731,960		395,394		21,912,110		(389,647,415)		368,020,514
Gross income (loss)	97,136,037		(25,124,437)		2,154,439		7,455,324		4,965,266		24,364,737		744,838		(26,020,520)		85,675,684
Distribution, transportation and sale expenses	90,098		5,531,789		(109,316)		—		52,200		55,905		18,521		(4,505,739)		1,133,458
Administrative expenses	20,070,106		13,529,694		5,558,015		559,934		1,069,021		19,364,748		2,068,452		(21,690,099)		40,529,871
Other revenue	591,158		801,185		(337,403)		26,027		196,296		37,967		1,623,781		—		2,939,011
Other expenses	14,380,867		823,092		21		(256,955)		2,279		34		176,373		163,289		15,289,000
Operating income (loss)	63,186,124		(44,207,827)		(3,631,684)		7,178,372		4,038,062		4,982,017		105,273		12,029		31,662,366
Financing income	16,019,793		327,917		4,852,626		263,101		228,996		36,026,694		563,474		(50,771,709)		7,510,892
Financing cost	30,179,008		4,277,136		75,567		40,740		1,563,338		50,347,963		781,633		(50,759,678)		36,505,707
Derivative financial instruments income (cost), net	(8,009,935)		(113,997)		—		—		(188,627)		(1,124,836)		—		—		(9,437,395)
Foreign exchange (loss) income , net	(15,788,024)		(35,621,387)		(56,998)		—		(28,747)		4,409,526		(708,806)		—		(47,794,436)
Profit (loss) sharing in joint ventures and associates	15,913		(2,056,431)		(16)		—		8,897,766		(73,621,949)		10,292,047		56,640,877		168,207
Total duties, taxes and other	23,386,911		—		452,815		37,453		1,197,684		(542,027)		205,450		—		24,738,286
Net (loss) income	Ps.	1,857,952	Ps.	(85,948,861)	Ps.	635,546	Ps.	7,363,280	Ps.	10,186,428	Ps.	(79,134,484)	Ps.	9,264,905	Ps.	56,640,875	Ps.	(79,134,359)
Depreciation and amortization of wells, pipelines, properties, plant and equipment	25,574,594		2,286,030		1,501,479		576,330		68,053		139,330		465,620		—		30,611,436
Depreciation of rights of use	101,168		776,527		79,445		407,895		464,211		147,411		29,131		—		2,005,788
Net periodic cost of employee benefits	8,880,743		13,053,216		1,858,687		—		4		7,877,738		12,502		—		31,682,890
Interest income (1)	46,367		168,398		3,316		132,058		69,853		2,932,110		452,524		—		3,804,626
Interest cost (2)	(223,773)		810,030		75,545		40,740		1,239,807		32,144,704		603,425		—		34,690,478
(1)Included in financing income.
(2)Included in financing cost.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

For the nine-month period ended September 30, 2022	Exploration and Production	Industrial Transformation	Logistics	DPRLP (1)	Trading Companies	Corporate	Other Operating Subsidiary Companies	Intersegment eliminations	Total
Revenues:
Trade	462,454,632	941,863,769	—	189,158,354	254,743,701	—	15,131,707	—	1,863,352,163
Intersegment	562,033,202	230,974,203	59,791,260	20,967,761	628,698,634	57,619,388	54,839,232	(1,614,923,680)	—
Services income	79,745	848,424	1,179,703	836,822	1,604,767	697	10,820	—	4,560,978
Reversal of impairment of wells, pipelines, properties, plant and equipment, net	11,959,635	43,088,866	1,542,907	—	282,438	—	—	—	56,873,846
Cost of sales	438,349,515	1,205,542,223	51,454,089	192,477,889	877,139,880	921,266	66,836,749	(1,557,986,203)	1,274,735,408
Gross income (loss)	598,177,699	11,233,039	11,059,781	18,485,048	8,189,660	56,698,819	3,145,010	(56,937,477)	650,051,579
Distribution, transportation and sales expenses	190,138	13,309,417	100,624	—	507,615	5,168	69,917	(3,199,277)	10,983,602
Administrative expenses	46,535,113	43,410,761	13,287,149	774,043	1,923,951	54,859,564	4,751,933	(53,284,177)	112,258,337
Other revenue	8,785,857	7,494,057	216,172	3,131,025	10,772,579	162,623	6,236,169	—	36,798,482
Other expenses	3,411,063	1,112,019	(240,925)	7,122	1,022,419	770,526	78,010	(465,355)	5,694,879
Operating income (loss)	556,827,242	(39,105,101)	(1,870,895)	20,834,908	15,508,254	1,226,184	4,481,319	11,332	557,913,243
Financing income	59,869,852	300,607	8,538,934	—	327,624	120,492,894	272,711	(168,845,398)	20,957,224
Financing cost	99,041,024	24,028,986	346,656	254,796	2,265,952	151,715,277	972,025	(168,834,063)	109,790,653
Derivative financial instruments (cost) income, net	(37,522,838)	(33,074)	—	—	(1,018,615)	1,082,680	—	—	(37,491,847)
Foreign exchange gain (loss), net	70,391,771	2,394,005	16,220	—	(189,439)	(1,024,685)	518,790	—	72,106,662
Profit (loss) sharing in joint ventures and associates	(433,797)	(1,299,877)	(394)	—	21,846,815	224,155,079	44,229,790	(288,265,267)	232,349
Taxes, duties and other	316,217,028	—	(5,792,579)	—	(589,418)	(1,697,196)	173,384	—	308,311,219
Net income (loss)	233,874,178	(61,772,426)	12,129,788	20,580,112	34,798,105	195,914,071	48,357,201	(288,265,270)	195,615,759
Depreciation and amortization of wells, pipelines, properties, plant and equipment	85,931,942	10,397,976	4,412,095	3,302,226	268,279	424,020	1,495,852	—	106,232,390
Depreciation of rights of use	290,036	2,896,919	425,898	—	532,282	131,396	57,638	—	4,334,169
Net periodic cost of employee benefits	26,604,199	38,797,227	5,936,814	—	826	23,607,928	31,516	—	94,978,510
Interest income (2)	148,175	269,902	3,045	—	36,682	8,051,569	87,590	—	8,596,963
Interest cost (3)	(184,992)	3,096,988	347,492	254,796	1,991,497	95,619,876	845,930	—	101,971,587
(1)Beginning January 20, 2022, DPRLP information is now included as a separate business segment.
(2)Included in financing income.
(3)Included in financing cost.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

For the three-month period ended September 30, 2022	Exploration and Production	Industrial Transformation	Logistics	DPRLP (1)	Trading Companies	Corporate	Other Operating Subsidiary Companies	Intersegment eliminations	Total
Revenues:
Trade	154,156,160	323,137,583	—	62,490,302	84,962,122	—	4,775,659	—	629,521,826
Intersegment	188,013,478	85,593,492	18,631,371	12,554,103	249,416,808	19,612,971	22,467,676	(596,289,899)	—
Services income	23,753	305,550	424,185	(553)	535,727	169	4,431	—	1,293,262
(Impairment) reversal of impairment of wells, pipelines, properties, plant and equipment, net	(9,587,839)	2,265,458	68,117	—	—	—	—	—	(7,254,264)
Cost of sales	157,832,041	438,307,485	21,856,967	72,407,279	335,682,357	364,163	26,077,388	(576,590,355)	475,937,325
Gross income (loss)	174,773,511	(27,005,402)	(2,733,294)	2,636,573	(767,700)	19,248,977	1,170,378	(19,699,544)	147,623,499
Distribution, transportation and sales expenses	(36,771)	5,319,451	41,344	—	(50,969)	8,355	31,251	(1,051,905)	4,260,756
Administrative expenses	15,122,898	15,035,732	4,487,058	265,105	513,610	19,239,101	1,359,515	(18,262,699)	37,760,320
Other revenue	5,301,714	4,430,491	38,825	(2,069)	192,112	(67,519)	2,832,136	—	12,725,690
Other expenses	1,146,357	736,875	(210,864)	7,122	481,484	400,424	77,069	(382,912)	2,255,555
Operating income (loss)	163,842,741	(43,666,969)	(7,012,007)	2,362,277	(1,519,713)	(466,422)	2,534,679	(2,028)	116,072,558
Financing income	15,183,482	136,037	3,459,429	—	105,042	42,674,744	139,504	(58,045,724)	3,652,514
Financing cost	39,606,205	8,571,868	49,899	40,321	868,418	54,024,841	429,794	(58,047,748)	45,543,598
Derivative financial instruments (cost) income, net	(16,901,477)	(22,683)	—	—	1,911,506	2,029,960	—	—	(12,982,694)
Foreign exchange gain (loss), net	(4,302,160)	(5,888,483)	7,980	—	(42,803)	1,047,499	(165,542)	—	(9,343,509)
Profit (loss) sharing in joint ventures and associates	(28,249)	(1,641,520)	(400)	—	2,961,762	(43,834,562)	3,409,091	39,205,079	71,201
Taxes, duties and other	107,525,698	—	(3,213,820)	—	133,141	(570,212)	85,013	—	103,959,820
Net income (loss)	10,662,434	(59,655,486)	(381,077)	2,321,956	2,414,235	(52,003,410)	5,402,925	39,205,075	(52,033,348)
Depreciation and amortization of wells, pipelines, properties, plant and equipment	29,830,489	3,627,478	1,440,377	1,155,189	84,023	141,225	539,616	—	36,818,397
Depreciation of rights of use	103,993	1,034,892	107,069	—	174,237	97,910	20,846	—	1,538,947
Net periodic cost of employee benefits	8,789,223	12,844,503	1,927,785	—	(49)	7,805,284	10,505	—	31,377,251
Interest income (2)	78,356	105,812	3,045	—	9,067	3,598,347	70,241	—	3,864,868
Interest cost (3)	(329,756)	1,034,912	47,314	40,321	765,315	33,416,507	369,124	—	35,343,737
(1)Beginning January 20, 2022, DPRLP information is now included as a separate business segment.
(2)Included in financing income.
(3)Included in financing cost.

As of December 31, 2022	Exploration and Production	Industrial Transformation	Logistics	DPRLP (1)	Trading Companies	Corporate	Other Operating Subsidiary Companies	Intersegment eliminations	Total
Total current assets	915,532,623	296,527,986	251,070,455	31,935,985	208,042,447	1,548,257,534	101,716,681	(2,825,188,933)	527,894,778
Total non-current assets	886,317,756	502,433,210	160,667,832	32,675,568	104,756,605	431,460,970	407,146,635	(807,795,310)	1,717,663,266
Total current liabilities	519,212,766	1,078,322,279	79,817,063	10,287,103	163,897,630	1,856,611,334	46,619,334	(2,825,030,251)	929,737,258
Total non-current liabilities	1,968,555,771	614,563,455	75,200,326	4,153,387	513,730	1,891,640,785	42,864,055	(1,512,848,498)	3,084,643,011
Equity (deficit), net	(685,918,158)	(893,924,538)	256,720,899	50,171,062	148,387,691	(1,768,533,615)	419,379,927	704,894,507	(1,768,822,225)
(1)Beginning January 20, 2022, DPRLP information is now included as a separate business segment

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

NOTE 7.    REVENUE
A.    Revenue disaggregation
For the nine- and three-month periods ended September 30, 2023 and 2022, the revenues were as follows:

For the nine-month period ended September 30,	Exploration and Production		Industrial Transformation	Logistics	DPRLP (1)	Trading Companies	Corporate	Other Operating Subsidiary Companies	Total
Geographical market
2023
United States	Ps.	217,971,647	—	—	134,228,006	104,523,934	—	1,482,472	458,206,059
Other	60,332,448		—	—	—	7,762,101	—	106,368	68,200,917
Europe	47,808,171		—	—	—	2,566,390	—	—	50,374,561
Local	588,797		582,603,273	1,183,894	—	118,164,438	615	15,059,108	717,600,125
Incentive for automotive fuels (2)	—		23,436	—	—	—	—	—	23,436
Total	Ps.	326,701,063	582,626,709	1,183,894	134,228,006	233,016,863	615	16,647,948	1,294,405,098
2022
United States	Ps.	299,855,589	—	—	189,995,176	186,156,710	—	1,572,358	677,579,833
Other	110,614,077		—	—	—	7,685,362	—	3,490,022	121,789,461
Europe	51,806,039		—	—	—	473,711	—	—	52,279,750
Local	258,672		838,991,607	1,179,703	—	62,032,685	697	10,080,147	912,543,511
Incentive for automotive fuels (2)	—		103,720,586	—	—	—	—	—	103,720,586
Total	Ps.	462,534,377	942,712,193	1,179,703	189,995,176	256,348,468	697	15,142,527	1,867,913,141
Major products and services
2023
Crude oil	Ps.	326,574,177	—	—	—	3,446,986	—	—	330,021,163
Gas	107,487		46,858,440	—	3,514,792	26,401,001	—	—	76,881,720
Refined petroleum products	—		534,156,512	—	892,873	201,769,322	—	—	736,818,707
Incentive for automotive fuels (2)	—		23,436	—	—	—	—	—	23,436
Other	—		1,332,156	—	129,820,341	63,985	—	16,612,475	147,828,957
Services	19,399		256,165	1,183,894	—	1,335,569	615	35,473	2,831,115
Total	Ps.	326,701,063	582,626,709	1,183,894	134,228,006	233,016,863	615	16,647,948	1,294,405,098
2022
Crude oil	Ps.	462,275,705	—	—	—	855,600	—	—	463,131,305
Gas	178,927		98,482,899	—	—	81,767,753	—	—	180,429,579
Refined petroleum products	—		723,842,052	—	64,698,229	162,534,002	—	—	951,074,283
Incentive for automotive fuels (2)	—		103,720,586	—	—	—	—	—	103,720,586
Other	—		15,818,232	—	124,460,125	9,586,346	—	15,131,707	164,996,410
Services	79,745		848,424	1,179,703	836,822	1,604,767	697	10,820	4,560,978
Total	Ps.	462,534,377	942,712,193	1,179,703	189,995,176	256,348,468	697	15,142,527	1,867,913,141
Timing of revenue recognition
2023
Products transferred at a point in time	Ps.	326,681,664	565,247,312	1,183,894	134,228,006	231,681,294	—	16,612,475	1,275,634,645
Products and services transferred over the time	19,399		17,379,397	—	—	1,335,569	615	35,473	18,770,453
Total	Ps.	326,701,063	582,626,709	1,183,894	134,228,006	233,016,863	615	16,647,948	1,294,405,098
2022
Products transferred at a point in time	Ps.	462,454,632	896,577,312	1,179,703	189,158,354	254,743,701	—	15,131,707	1,819,245,409
Products and services transferred over the time	79,745		46,134,881	—	836,822	1,604,767	697	10,820	48,667,732
Total	Ps.	462,534,377	942,712,193	1,179,703	189,995,176	256,348,468	697	15,142,527	1,867,913,141

(1)Beginning January 20, 2022 DPRLP information is now included as a separate business segment.
(2)For more information on the incentive for automotive fuels see Note 7-D below.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

For the three-month periods ended September 30,	Exploration and Production		Industrial Transformation	Logistics	DPRLP (1)	Trading Companies	Corporate	Other Operating Subsidiary Companies	Total
Geographical market
2023
United States	Ps.	81,958,914	—	—	52,356,062	35,561,317	—	613,219	170,489,512
Other	20,572,761		—	—	—	2,497,404	—	65,848	23,136,013
Europe	13,911,401		—	—	—	(7,375)	—	—	13,904,026
Local	36,113		190,857,862	299,619	—	57,124,362	158	5,957,321	254,275,435
Incentive for automotive fuels (2)	—		4,273	—	—	—	—	—	4,273
Total	Ps.	116,479,189	190,862,135	299,619	52,356,062	95,175,708	158	6,636,388	461,809,259
2022
United States	Ps.	93,636,395	—	—	62,489,749	60,755,674	—	591,823	217,473,641
Other	42,547,831		—	—	—	3,537,791	—	442,082	46,527,704
Europe	17,930,576		—	—	—	(1,852,636)	—	—	16,077,940
Local	65,111		294,777,732	424,185	—	23,057,020	169	3,746,185	322,070,402
Incentive for automotive fuels (2)	—		28,665,401	—	—	—	—	—	28,665,401
Total	Ps.	154,179,913	323,443,133	424,185	62,489,749	85,497,849	169	4,780,090	630,815,088
Major products and services
2023
Crude oil	Ps.	116,443,078	—	—	—	1,491,611	—	—	117,934,689
Gas	29,891		15,209,450	—	1,074,987	9,130,512	—	—	25,444,840
Refined petroleum products	—		176,458,724	—	353,233	84,622,478	—	—	261,434,435
Incentive for automotive fuels (2)	—		4,273	—	—	—	—	—	4,273
Other	—		(901,832)	—	50,927,842	(391,912)	—	6,628,712	56,262,810
Services	6,220		91,520	299,619	—	323,019	158	7,676	728,212
Total	Ps.	116,479,189	190,862,135	299,619	52,356,062	95,175,708	158	6,636,388	461,809,259
2022
Crude oil	Ps.	154,114,802	—	—	—	855,600	—	—	154,970,402
Gas	41,358		33,893,671	—	(4,592,291)	31,990,138	—	—	61,332,876
Refined petroleum products	—		256,507,009	—	3,654,126	45,070,568	—	—	305,231,703
Incentive for automotive fuels (2)	—		28,665,401	—	—	—	—	—	28,665,401
Other	—		4,071,502	—	63,428,467	7,045,816	—	4,775,659	79,321,444
Services	23,753		305,550	424,185	(553)	535,727	169	4,431	1,293,262
Total	Ps.	154,179,913	323,443,133	424,185	62,489,749	85,497,849	169	4,780,090	630,815,088
Timing of revenue recognition
2023
Products transferred at a point in time	Ps.	116,472,969	183,917,952	299,619	52,356,062	94,852,689	—	6,628,712	454,528,003
Products and services transferred over the time	6,220		6,944,183	—	—	323,019	158	7,676	7,281,256
Total	Ps.	116,479,189	190,862,135	299,619	52,356,062	95,175,708	158	6,636,388	461,809,259
2022
Products transferred at a point in time	Ps.	154,156,160	305,782,973	424,185	62,490,302	84,962,122	—	4,775,659	612,591,401
Products and services transferred over the time	23,753		17,660,160	—	(553)	535,727	169	4,431	18,223,687
Total	Ps.	154,179,913	323,443,133	424,185	62,489,749	85,497,849	169	4,780,090	630,815,088

(1)Beginning January 20, 2022 DPRLP information is now included as a separate business segment.
(2)For more information on the incentive for automotive fuels see Note 7-D below.

Nature, performance obligations and timing of revenue recognition
Revenue is measured based on the consideration specified in a contract with a customer. PEMEX recognizes revenue when it transfers control over a good or service to a customer.
The following table provides information about the nature and timing of the satisfaction of performance obligations in contracts with customers, including significant payment terms and the related revenue.

Products / services	Nature, performance obligations	Timing of revenue recognition

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

Crude oil sales
Export sales of crude oil are based on delivery terms established in contracts or orders. All sales are performed by the Free on Board International commercial term (“FOB” Incoterm).
Crude oil sale contracts consider possible customers’ claims due to product quality, volume or delays in boarding, which are estimated in the price of the transaction. For orders that have variations in price, revenue is adjusted on the closing date of each period. The subsequent variations in the fair value at the different reporting dates are recognized according to IFRS 9.
The price of the product is determined based on a market components formula and the sale of crude oil.

Revenue is recognized at a point in time when control of the crude oil has transferred to the customer, which occurs when the product is delivered at the point of shipping. Invoices are generated at that time and are mostly payable within the deadlines established in contracts or orders. Payments in respect of crude oil sold and delivered shall be made within 30 days after the date of the bill of lading therefor.
For international market crude oil sales, revenue is recognized with a provisional price, which undergoes subsequent adjustments until the product has arrived at the port of destination. There may be a period of up to two months in determining the final sale price, such as in the case of sales to some regions.
Revenue is measured initially by estimating variables such as quality and volume claims, delays in boarding, etc.

Sale of petroleum products
For all petroleum products, there is only one performance obligation that includes transport and handling services to the point of delivery.
The price is determined based on the price at the point of delivery, adding the price of the services rendered (freight, handling of jet fuel, etc.) with the provisions and terms established by the Comisión Reguladora de Energía (Energy Regulatory Commission or “CRE”), where applicable.

Revenue is recognized at a point in time when control is transferred to the customer, which occurs either at the point of shipping or when it is delivered at the customer’s facilities. Therefore, transportation fees can be included in the price of sale of the product and are considered part of a single performance obligation since transportation is rendered before control is transferred.
Revenue is initially measured by estimating variables such as quality and volume claims, etc. Invoices are usually payable within 30 days.

Sales of natural gas
There is only one performance obligation that includes transport and handling services to the point of delivery.
The transaction price is established at the time of sale, including the estimation of variable considerations such as capacity, penalties, adjustments for quality or volume claims, and incentives for the purchase of products; which are known days after the transaction. Such variable consideration is recognized to the extent that it is probable that it will not be reversed in a future period.

Revenue is recognized at a point in time when control is transferred to the customer, which occurs when it is delivered at the customer’s facilities. Therefore, transportation fees can be included in the price of sale of the product and are considered part of a single performance obligation since transportation is rendered before control is transferred.
Revenue initially is measured estimating variables as quality and volume claims, etc. Invoices are usually payable within 30 days.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

Services
In cases where within the same service order there are transportation and storage services, there could exist more than one performance obligation, depending on the term of the service.

When there is a performance obligation, the price is not distributed, but if it is considered that there is more than one performance obligation, the price of the transaction is considered based on the prices established in the service orders and which also include penalties such as quality and volume claims.
Income is recognized over time as the service is rendered. Invoices are usually payable within 22 days.

Other products
There is only one performance obligation that includes transportation for delivery to destination.
The sale and delivery of the product are made at the same time and because they are FOB, transportation fees are included in the price of sale of the product.
The transaction price is established at the time of sale, including the estimation of variable considerations such as capacity, penalties, extraordinary sales not included in contracts, adjustments for quality or volume claims, and incentives for the purchase of products; which are known days after the transaction.
The price of the product is estimated on the date of sale and considers variables such as quality and volume claims, etc. Invoices are usually payable within 30 days.
B.    Accounts receivable in the statement of financial position
As of September 30, 2023 and December 31, 2022, PEMEX had accounts receivable derived from customer contracts in the amounts of Ps. 125,631,433 and Ps. 107,117,145, respectively (see Note 10).
C.    Practical expedients
i.    Significant financial component, less than one year
PEMEX does not need to adjust the amount committed in consideration for goods and services to account for the effects of a significant financing component, since the transfer and the time of payment of a good or service committed to the customer is less than one year.
ii.    Practical expedient
PEMEX applied the practical expedient, so disclosure about remaining performance obligations that conclude in less than one year is not needed.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

When PEMEX is entitled to consideration for an amount that directly corresponds to the value of the performance that PEMEX has completed, it may recognize an income from ordinary activities for the amount to which it has the right to invoice.
D. The Automotive Incentive

On March 4, 2022, the Mexican Government published a decree in the Official Gazette of the Federation establishing a tax incentive pursuant to which PEMEX can recover the difference between the international reference price of gasoline and the price at which the gasoline is traded in the domestic market, effective until December 31, 2024. For the nine-month periods ended September 30, 2023 and 2022, this complementary incentive amounted Ps. 23,436 and Ps. 103,720,586, respectively, which is included as a separate line item in total revenues in the Statement of Comprehensive Income.

NOTE 8.    FINANCIAL INSTRUMENTS
A.    Accounting classifications and fair values of financial instruments-
The following tables present information about PEMEX’s carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy, as of September 30, 2023, and December 31, 2022. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

Additionally, as of September 30, 2023, and December 31, 2022, the disclosure of the fair value for the lease obligations is not required.

	Carrying amount						Fair value hierarchy
As of September 30, 2023	FVTPL	FVOCI – debt instruments	FVOCI – equity instruments	Financial assets at amortized cost	Other financial liabilities	Total carrying amount	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative financial instruments	8,561,277	—	—	—	—	8,561,277	—	8,561,277	—	8,561,277
Equity instruments (1)	—	—	317,747	—	—	317,747	—	317,747	—	317,747
Total	8,561,277	—	317,747	—	—	8,879,024
Financial assets not measured at fair value
Cash and cash equivalents	—	—	—	70,706,941	—	70,706,941	—	—	—	—
Customers	—	—	—	125,631,433	—	125,631,433	—	—	—	—
Officials and employees	—	—	—	5,033,035	—	5,033,035	—	—	—	—
Sundry debtors	—	—	—	38,789,335	—	38,789,335	—	—	—	—
Investments in joint ventures and associates	—	—	—	1,915,446	—	1,915,446	—	—	—	—
Notes receivable	—	—	—	1,283,966	—	1,283,966	—	—	—	—
Mexican Government Bonds	—	—	—	78,537,923	—	78,537,923	76,135,178	—	—	76,135,178
Other assets	—	—	—	7,523,177	—	7,523,177	—	—	—	—
Total	—	—	—	329,421,256	—	329,421,256
Financial liabilities measured at fair value
Derivative financial instruments	(33,397,046)	—	—	—	—	(33,397,046)	—	(33,397,046)	—	(33,397,046)
Total	(33,397,046)	—	—	—	—	(33,397,046)
Financial liabilities not measured at fair value
Suppliers	—	—	—	—	(297,077,872)	(297,077,872)	—	—	—	—
Accounts and accrued expenses payable	—	—	—	—	(86,758,007)	(86,758,007)	—	—	—	—
Leases	—	—	—	—	(46,550,975)	(46,550,975)	—	—	—	—
Debt	—	—	—	—	(1,864,778,206)	(1,864,778,206)	—	(1,529,296,447)	—	(1,529,296,447)
Total	—	—	—	—	(2,295,165,060)	(2,295,165,060)
(1)Refers to the participation in TAG Pipelines Sur, S. de R.L. de C.V.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

	Carrying amount						Fair value hierarchy
As of December 31, 2022	FVTPL	FVOCI – debt instruments	FVOCI – equity instruments	Financial assets at amortized cost	Other financial liabilities	Total carrying amount	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative financial instruments	12,755,568	—	—	—	—	12,755,568	—	12,755,568	—	12,755,568
Equity instruments (1)	—	—	370,317	—	—	370,317	—	370,317	—	370,317
Total	12,755,568	—	370,317	—	—	13,125,885
Financial assets not measured at fair value
Cash and cash equivalents	—	—	—	64,414,511	—	64,414,511	—	—	—	—
Customers	—	—	—	107,117,145	—	107,117,145	—	—	—	—
Officials and employees	—	—	—	4,965,645	—	4,965,645	—	—	—	—
Sundry debtors	—	—	—	40,074,758	—	40,074,758	—	—	—	—
Investments in joint ventures and associates	—	—	—	2,043,966	—	2,043,966	—	—	—	—
Notes receivable	—	—	—	1,334,126	—	1,334,126	—	—	—	—
Mexican Government Bonds	—	—	—	110,179,517	—	110,179,517	108,062,414	—	—	108,062,414
Other assets	—	—	—	4,602,021	—	4,602,021	—	—	—	—
Total	—	—	—	334,731,689	—	334,731,689
Financial liabilities measured at fair value
Derivative financial instruments	(22,242,056)	—	—	—	—	(22,242,056)	—	(22,242,056)	—	(22,242,056)
Total	(22,242,056)	—	—	—	—	(22,242,056)
Financial liabilities not measured at fair value
Suppliers	—	—	—	—	(282,245,250)	(282,245,250)	—	—	—	—
Accounts and accrued expenses payable	—	—	—	—	(81,808,426)	(81,808,426)	—	—	—	—
Leases	—	—	—	—	(51,131,575)	(51,131,575)	—	—	—	—
Debt	—	—	—	—	(2,091,463,996)	(2,091,463,996)	—	(1,853,421,785)	—	(1,853,421,785)
Total	—	—	—	—	(2,506,649,247)	(2,506,649,247)
(1)Refers to the participation in TAG Pipelines Sur, S. de R.L. de C.V.

Debt is recognized at amortized cost and the fair value of debt is estimated using quotes from major market sources which are then adjusted internally using standard market pricing models. As a result of relevant assumptions, the estimated fair value does not necessarily represent the actual terms at which existing transactions could be liquidated or unwound.

B. Fair value hierarchy

PEMEX values the fair value of its financial instruments under standard methodologies commonly applied in the financial markets. PEMEX’s related assumptions and inputs therefore fall under the three Levels of the fair value hierarchy for market participant assumptions, as described below.

The fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observed for assets or liabilities. Level 3 inputs are unobservable inputs for the assets or liabilities, and include situations where there is little, if any, market activity for the assets or liabilities.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

Management uses appropriate valuation techniques based on the available inputs to measure the fair values of PEMEX’s applicable financial assets and liabilities.

When available, PEMEX measures fair value using Level 1 inputs, because they generally provide the most reliable evidence of fair value.

C. Fair value of DFIs

PEMEX periodically evaluates its exposure to international hydrocarbon prices, interest rates and foreign currencies and uses DFIs as a mitigation mechanism when potential sources of market risk are identified.

PEMEX monitors the fair value of its DFI portfolio on a periodic basis. The fair value represents the price at which one party would assume the rights and obligations of the other and is calculated for DFIs through models commonly used in the international financial markets based on inputs obtained from major market information systems and price providers. Therefore, PEMEX does not have an independent third party to value its DFIs.

PEMEX calculates the fair value of its DFIs through the tools developed by its market information providers such as Bloomberg, and through valuation models implemented in software packages used to integrate all of PEMEX’s business areas and accounting, such as SAP (System Applications Products).

PEMEX’s DFI portfolio is composed primarily of swaps, for which fair value is estimated by projecting future cash flows and discounting them with the corresponding discount factor; for currency and interest rate options, this is done through the Black Scholes Model, and for crude oil options, through the Levy Model for Asian options.

According to IFRS 13 “Fair Value Measurement”, the mark-to-market value of DFIs must reflect the creditworthiness of the parties. Consequently, the fair value of a DFI takes into account the risk that either party may default on its obligation. Due to the above, PEMEX applies the credit value adjustment (“CVA”) method to calculate the fair value of its DFIs.

Given that PEMEX’s hedges are cash flow hedges, their effectiveness is preserved regardless of the variations in the underlying assets or reference variables since, through time, asset flows are offset by liabilities flows. Therefore, it is not necessary to measure or monitor the hedges’ effectiveness.

PEMEX’s DFIs’ fair-value assumptions and inputs fall under Level 2 of the fair value hierarchy for market participant assumptions.

D. Accounting treatment applied and impact in the financial statements

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, firm commitments, planned transactions and assets and liabilities recorded on its statement of financial position. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the requirements of the accounting standards for designation as hedges. They are therefore recorded in the financial statements as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions (assets or liabilities) to which they relate. As a result, the changes in their fair value are recognized in the “Derivative financial instruments income (cost), net” line item in the consolidated statement of comprehensive income.

As of September 30, 2023, and December 31, 2022, the net fair value of PEMEX’s DFIs (including both DFIs that have not reached maturity and those that have reached maturity but have not been settled), recognized in the consolidated statement of financial position, was Ps. (24,835,769) and Ps. (9,486,488), respectively. As of September 30, 2023, and December 31, 2022, PEMEX did not have any DFIs designated as hedges for accounting purposes.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

All of PEMEX’s DFIs are treated, for accounting purposes, as instruments entered into for trading purposes, therefore any change in their fair value, caused by any act or event, impacts directly in the “Derivative financial instruments income (cost), net” line item in the consolidated statement of comprehensive income.

For the nine-month periods ended September 30, 2023 and 2022, PEMEX recognized a net (loss) of Ps. (6,649,056) and Ps. (37,491,847), respectively, in the “Derivative financial instruments income (cost), net” line item with respect to DFIs treated as instruments entered into for trading purposes.

In accordance with established accounting policies, PEMEX has analyzed the different contracts that PEMEX has entered into and has determined that according to the terms thereof none of these agreements meet the criteria to be classified as embedded derivatives. Accordingly, as of September 30, 2023, and December 31, 2022, PEMEX did not recognize any embedded derivatives (foreign currency or index).

E. IBOR reference rates transition

As a result of the decision made by the Financial Stability Board (FSB), the Interbank Offered Rates (IBORs), such as the LIBOR in dollars (over-night “O/N”, one week “1W”, two months “2M”, and twelve months “12M”) or the EURIBOR in Euros, ceased being published in 2022 and were replaced by alternative reference rates based on risk-free rates (RFR) obtained from market operations.

The discontinuation of the publication of these rates was originally scheduled for December 2021. Nevertheless, on November 2020, the ICE Benchmark Administration Limited (known as “ICE”) announced an extension until June 2023 for the publication of the most common LIBOR rates in dollars (over-night “O/N” one month “1M”, three months “3M”, six months “6M” and twelve months “12M”).

In advance of such discontinuation, PEMEX identified and reviewed contracts expiring after the applicable cessation dates, that could be impacted by the change in the aforementioned rates and has carried out all the pertinent negotiations with its counterparties.

As of the third quarter of 2023, PEMEX has made the necessary adjustments to its contracts and has replaced all financial instruments referenced to IBOR rates with financial instruments referenced to RFR. However, there are some debt instruments with payments after September 30, 2023, whose rate was set prior to the modification of the reference rate. In this sense, the payments to be made are still referenced to IBOR rates.

This portfolio of financial instruments is composed of debt instruments as shown below:

		*Notional Amounts As of September 30, 2023
	Reference Rate	(in thousands of U.S. dollars)

Debt	LIBOR 6M USD	505,138

*Note: Notional amounts with maturity after September 30, 2023

It should be noted that Petróleos Mexicanos has a financial instrument denominated in euros with the EURIBOR 3M as a reference rate. Said reference will continue to be published, by agreement of the European financial authorities, so its current contract does not require any amendment.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

As of the third quarter of 2023, PEMEX has completed the restructuring of the DFIs that were originally referenced to LIBOR rates, leaving only RFR as its reference indexes.

Following the transition to the alternative RFR, PEMEX adopted a policy of not entering into new DFIs referenced to IBOR rates. Due to such policy, since 2021 and as of the third quarter of 2023, PEMEX only contracted financing operations in USD at floating rates linked to the new RFR rates. Furthermore, the discount curves that PEMEX uses to obtain the fair value of its DFIs already include in their construction instruments of the corresponding currency referenced to the new RFR.

In the event that TIIE ceases to be published, the portfolio of financial instruments referenced to these floating rates is composed of debt instruments and DFIs as shown below:

		*Notional Amounts As of September 30, 2023
	Reference Rate	(in thousands of pesos)
Debt	TIIE 28D Ps.	109,211,705
	TIIE 91D Ps.	21,295,123
DFI	TIIE 28D Ps.	32,505,574

*Note: Notional amounts with maturity after September 30, 2023.

PEMEX’s portfolio also consists of additional debt instruments and DFIs referenced at fixed rates, which are not listed in the tables above since PEMEX’s fixed rate portfolio was not be impacted by the IBOR transition.

Regarding PMI Trading, its credit agreements contain flexible provisions that facilitated the transition to an alternative rate when LIBOR rates ceased to be published. PMI Trading has finished the amendment process of its credit agreements. This process enabled PMI Trading to use the LIBOR rates until they ceased to be published and then continue with new SOFR rates as benchmark rates.

NOTE 9.    CASH AND CASH EQUIVALENTS
As of September 30, 2023 and December 31, 2022, cash and cash equivalents were as follows:

	September 30, 2023		December 31, 2022
Cash on hand and in banks (1)	Ps.	47,325,952	Ps.	41,316,304
Highly liquid investments (2)	23,380,989		23,098,207
Total of cash and cash equivalents	Ps.	70,706,941	Ps.	64,414,511
(1)Cash on hand and in banks is primarily composed of cash in banks.
(2)Mainly composed of short-term Mexican Government investments.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

NOTE 10.    CUSTOMERS AND OTHER FINANCING AND NON-FINANCING ACCOUNTS RECEIVABLE
As of September 30, 2023 and December 31, 2022, accounts receivable and other receivables were as follows:
A.    Customers

	September 30, 2023		December 31, 2022
Domestic customers, net	Ps.	82,752,450	Ps.	69,979,713
Export customers, net	42,878,983		37,137,432
Total customers, net	Ps.	125,631,433	Ps.	107,117,145

B.    Other financial and non-financial accounts receivable

	September 30, 2023		December 31, 2022
Financial assets:
Sundry debtors (1)	Ps.	38,789,335	Ps.	40,074,758
Employees and officers	5,033,035		4,965,645
Total financial assets	Ps.	43,822,370	Ps.	45,040,403
Non-financial assets:
Taxes to be recovered and prepaid taxes	Ps.	56,922,798	Ps.	44,597,094
Special Tax on Production and Services	19,543,438		75,213,134
Other accounts receivable	5,312,524		2,911,791
Total non-financial assets	Ps.	81,778,760	Ps.	122,722,019
(1) Includes Ps. (870,810) and Ps. (251,086) of impairment, as of September 30, 2023 and December 31, 2022, respectively.
NOTE 11.    INVENTORIES
As of September 30, 2023 and December 31, 2022, inventories were as follows:

	September 30, 2023		December 31, 2022
Refined and petrochemicals products	Ps.	46,776,548	Ps.	60,838,241
Products in transit	41,437,412		25,345,696
Crude oil	30,580,301		32,971,427
Materials and products in stock	6,193,147		6,171,040
Gas and condensate products	201,549		298,029
Materials in transit	1,713		393,964
Total	Ps.	125,190,670	Ps.	126,018,397

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

NOTE 12.    INVESTMENTS IN JOINT VENTURES AND ASSOCIATES
A. The investments in joint ventures and associates as of September 30, 2023 and December 31, 2022 were as follows:

	Percentage of investment	September 30, 2023		December 31, 2022
Sierrita Gas Pipeline LLC	35.00%	Ps.	911,105	Ps.	1,051,626
Frontera Brownsville, LLC	50.00%	386,317		410,097
Texas Frontera, LLC	50.00%	191,062		185,967
CH 4 Energía, S.A. de C.V.	50.00%	172,963		170,188
Administración Portuaria Integral de Dos Bocas, S. A. de C.V.	40.00%	130,761		91,537
Other, net	Various	123,238		134,551
Total		Ps.	1,915,446	Ps.	2,043,966

Profit sharing in joint ventures and associates:

	Nine-month periods ended September 30,
	2023		2022
Sierrita Gas Pipeline LLC	117,552		97,616
CH4 Energía, S.A. de C.V.	34,275		23,275
Administración Portuaria Integral de Dos Bocas, S.A. de C.V.	39,224		21,014
Frontera Brownsville, LLC	8,728		17,056
Texas Frontera, LLC	51,904		10,824
Other, net	68,493		62,564
Profit sharing in joint ventures and associates, net	Ps.	320,176	Ps.	232,349

	Three-month periods ended September 30,
	2023		2022
Texas Frontera, LLC	20,665		3,568
CH4 Energía, S.A. de C.V.	11,305		2,466
Frontera Brownsville, LLC	7,105		9,628
Administración Portuaria Integral de Dos Bocas, S.A. de C.V.	17,968		18,813
Sierrita Gas Pipeline LLC	88,799		16,171
Other, net	22,365		20,555
Profit sharing in joint ventures and associates, net	Ps.	168,207	Ps.	71,201

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

B.    Additional information about the significant investments in joint ventures and associates is presented below:
Joint venture
•Deer Park. On March 31, 1993, PMI NASA acquired 49.995% of the Deer Park Refinery. In its capacity as general partner of DPRLP, Shell was responsible for the operation and management of the Deer Park Refinery (installed capacity of approximately 340,000 barrels per day of crude oil).
Management decisions were made jointly with respect to investment in or disposal of assets, distribution of dividends, indebtedness and equity operations. In accordance with the investment contract and the operation of the agreement, the participants had the rights to the net assets in the proportion of their participation. This joint venture was recorded under the equity method.
The investment in Deer Park as of December 31, 2021 was Ps. 6,703,324, which represented PMI NASA’s 49.995% interest in Deer Park.

Acquisition of the joint venture
See accounting policy in Note 3-A(i) (Business combinations) and (v) (Interests in equity-accounted investees) of PEMEX’s annual consolidated financial statements as of and for the year ended December 31, 2022.
In this observable transaction the value of the debt was agreed up to U.S.$1,192,000 as the fair value of the 100% of the interest in Deer Park, i.e., U.S.$596,000, equivalent to 50.005% of the interest.
On January 20, 2022, PMI SUS acquired the remaining 50.005% of participation and voting interest in Deer Park through a purchase agreement with Shell. Through this operation, PEMEX indirectly acquired control over Deer Park. As a result of the acquisition, this company is now consolidated in PEMEX’s financial statements. Beginning January 20, 2022, DPRLP’s business model changed from a company that obtained revenues from services for processing crude oil to a company that buys and processes crude oil and sells gasolines and distillates.

Deer Park is a limited partnership under the laws of Delaware, with operations in Deer Park, Texas. The purpose of the acquisition is to strengthen and increase the refining capacity under PEMEX’s control. PEMEX has begun shipping products to Mexico from the refinery to strengthen the fuels supply.
Prior to the acquisition, the participation in Deer Park was recognized as a joint venture. As a result, the participation was recognized in PEMEX’s consolidated financial statements using the equity method.
On November 3, 2021, the Board of Directors authorized PEMEX’s capitalization of HHS and HPE up to the amount received from the Fondo Nacional de Infraestructura (National Infrastructure Fund or “FONADIN”) as a non-recoverable contribution to enable HHS and HPE, in turn, to capitalize PMI NASA and PMI SUS. These capitalizations were used to meet financial commitments arising out of the acquisition of Shell’s interest in Deer Park. During January 2022, the amount received and recorded from the FONADIN totaled Ps. 23,000,000 (U.S.$1,127,285). In addition, PEMEX entered into a borrowing of Ps. 8,974,406 (U.S.$436,000) due in one year.
In recognition of this transaction, PEMEX is applying the purchase method in accordance with International Financial Reporting Standard (IFRS) 3 “Business Combinations,” accounting for the transaction as a business combination achieved in stages. The acquiree company included in the identifiable assets at the date of acquisition of DPRLP are inputs (mainly Properties, Plant and Equipment and inventories), production processes and workforce. PEMEX has determined that

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

together the acquired inputs and processes significantly contribute to the ability to generate revenue. PEMEX has concluded that the acquired set is a business.
Consideration transferred
PEMEX’s purchase of control of Deer Park, through the 50.005% interest owned by Shell, included the following:

Cash paid to Shell	Ps.	8,597,743	U.S.$	421,396
Payment of debt to third parties	18,289,066		896,391
Payment of DPRLP’s debt to company partners	3,496,054		171,350
Total consideration paid in cash	Ps.	30,382,863	U.S.$	1,489,137
Settlement of pre-existing relationship	6,663,803		326,609
Total consideration paid in cash and settlement of pre-existing relationship	Ps.	37,046,666	U.S.$	1,815,746
The settlement of the pre-existing relationship includes the payment of 100% of PMI NASA’s Partners Loan (Ps. 1,227,383 or U.S.$60,157 with cash and Ps. 5,436,420 or U.S.$266,452 with equity) which Deer Park used for operative purposes, and which consisted of a principal of Ps. 6,630,975 (U.S.$325,000) and interest of Ps. 32,828 (U.S.$1,609). With this settlement, the account receivable registered on PMI NASA’s books was capitalized. As the book value of this item was equal to its fair value and there were no cancellation clauses, no effects were recognized in the profit or loss of the year 2022.
Acquisition-related costs
Acquisition-related costs for the 50.005% interest in Deer Park totaled Ps. 145,937 (U.S.$7,091) recognized in the administrative expenses line item in the profit or loss for 2022.
Identifiable assets acquired and liabilities assumed.

The following table summarizes the fair value of the identifiable assets acquired, including the recognized value of the PEMEX interest prior to the purchase.

Cash and cash equivalents	Ps.	1,597,759	U.S.$	78,310
Inventories	6,918,473		339,091
Other current assets	131,661		6,453
Total current Assets	Ps.	8,647,893	U.S.$	423,854
Property, Plant and Equipment	29,669,961		1,454,196
Total identifiable net assets acquired	Ps.	38,317,854	U.S.$	1,878,050
PEMEX carried out the valuation of the fair value of the business acquired under the market approach since it has information on an observable transaction between independent parties, is duly informed and is in a free competition market.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

At the acquisition date, considering the amount of the value of the net assets and the consideration transferred, a gain at a bargain purchase was determined as follows:

Total consideration transferred	Ps.	37,046,666	U.S.$	1,815,746
Fair value of the identifiable net assets acquired	(38,317,854)		(1,878,050)
Gain on bargain purchase	Ps.	(1,271,188)	U.S.$	(62,304)
There was not any gain or loss in the previously held interest because the book value and the fair value of these items was zero at the acquisition date. The technique used for the measuring of the fair value of the previous held interest was the adjusted book value method.
The gain on bargain purchase was recognized in other income line item in the profit or loss of the period.
The gain of U.S.$62,304 (Ps. 1,271,188) was due to closing adjustments consisting of Shell’s assumption of DPRLP’s accrued expenses and taxes and the pro-rated cash.
From the acquisition date to December 31, 2022, DPRLP contributed Ps. 238,940,945 to PEMEX’s total revenues and Ps. 20,905,292, to PEMEX’s total income for the period.
As of December 31, 2022, PEMEX recognized Ps. (10,383,296) of currency translation effects from the investment in DPRLP into other income, as a result of derecognizing the equity method.
Associates
•Sierrita Gas Pipeline LLC. This company was created on June 24, 2013. Its main activity is the developing of projects related to the transportation infrastructure of gas in the United States. This investment is recorded under the equity method.
•Frontera Brownsville, LLC. Effective April 1, 2011, PMI SUS entered into a joint venture with TransMontaigne Operating Company L.P (TransMontaigne) to create Frontera Brownsville, LLC. Frontera Brownsville, LLC was incorporated in Delaware, United States, and has the corporate power to own and operate certain facilities for the storage and treatment of clean petroleum products. This investment is recorded under the equity method.
•Texas Frontera, LLC. This company was constituted on July 27, 2010, and its principal activity is the lease of tanks for the storage of refined product. PMI SUS, which owns 50% interest in Texas Frontera, entered into a joint venture with Magellan OLP, L.P. (Magellan), and together they are entitled to the results in proportion of their respective investment. The company has seven tanks with a capacity of 120,000 barrels per tank. This joint venture is recorded under the equity method.
•CH4 Energía, S.A. de C.V. This company was constituted on December 21, 2000. CH4 Energía engages in the purchase and sale of natural gas and in activities related to the trading of natural gas, such as transport and distribution in Valle de Toluca, México. This joint venture is recorded under the equity method.
•Administración Portuaria Integral de Dos Bocas, S.A. de C.V. This company was constituted on August 12, 1999. Its primary activity is administrating the Dos Bocas port, which is in Mexico’s public domain, promoting the port’s infrastructure and providing related port services. This investment is recorded under the equity method.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

NOTE 13.    WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT, NET

As of September 30, 2023 and December 31, 2022, wells, pipelines, properties, plant and equipment, net, is presented as follows:

	Plants		Drilling equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and equipment	Transportation equipment	Construction in progress (1)	Land	Total fixed assets
Investment
Balances as of January 1, 2022	951,486,189		13,548,596	495,475,879	1,487,962,570	70,711,580	415,885,213	49,310,555	28,534,437	253,435,510	44,765,993	3,811,116,522
Acquisitions (2)	29,011,070		365,480	2,153,240	22,648,940	2,129,720	1,180,740	5,447,380	2,877,230	166,324,927	56,240	232,194,967
Reclassifications	1,325,400		—	—	—	—	(1,039,690)	(202,330)	(4,721,920)	4,557,790	—	(80,750)
Capitalization	16,103,330		—	7,900,270	48,128,330	930,740	2,376,410	702,690	1,116,720	(77,672,310)	413,820	—
Disposals	(1,513,220)		(893,530)	(252,940)	—	(60,140)	(130)	(351,550)	(696,380)	(2,375,930)	(400,700)	(6,544,520)
Translation effect	(1,154,917)		—	(23,310)	—	(106,400)	—	(56,280)	(60,590)	(381,840)	(32,860)	(1,816,197)
Balances as of September 30, 2022	Ps.	995,257,852	13,020,546	505,253,139	1,558,739,840	73,605,500	418,402,543	54,850,465	27,049,497	343,888,147	44,802,493	4,034,870,022
Balances as of January 1, 2023	1,053,836,879		14,840,995	493,683,632	1,586,407,714	73,865,712	420,363,210	50,809,657	29,297,417	374,025,584	53,125,295	4,150,256,095
Acquisitions	10,776,830		3,090,780	1,715,570	25,757,400	13,360	1,129,700	1,225,920	2,864,520	156,091,590	128,090	202,793,760
Reclassifications	2,098,250		—	103,360	2,967,760	(30,860)	(1,844,530)	43,270	(60)	(112,100)	—	3,225,090
Capitalization	10,120,490		—	10,780,630	59,000,230	260,310	7,966,840	587,390	49,700	(88,765,590)	—	—
Disposals	(6,333,370)		(1,156,350)	(17,979,170)	(1,094,130)	(49,390)	(944,190)	(570,820)	(59,810)	(4,149,920)	(2,420)	(32,339,570)
Translation effect	(12,740,160)		—	(219,730)	—	(934,660)	—	(65,450)	(406,010)	(20,734,850)	(233,160)	(35,334,020)
Balances as of September 30, 2023	Ps.	1,057,758,919	16,775,425	488,084,292	1,673,038,974	73,124,472	426,671,030	52,029,967	31,745,757	416,354,714	53,017,805	4,288,601,355

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

	Plants		Drilling equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and equipment	Transportation equipment	Construction in progress (1)	Land	Total fixed assets
Accumulated depreciation and amortization
Balances as of January 1, 2022	(682,489,735)		(6,281,568)	(236,437,335)	(1,182,871,028)	(45,856,045)	(264,074,556)	(44,695,207)	(15,059,962)	(58,818,479)	—	(2,536,583,915)
Depreciation and amortization	(28,447,920)		(331,820)	(11,578,310)	(49,906,090)	(1,430,920)	(11,827,740)	(2,134,580)	(575,010)	—	—	(106,232,390)
Reclassifications	(28,640)		—	—	—	—	28,200	77,150	4,040	—	—	80,750
(Impairment)	(25,633,448)		—	(1,321,170)	(12,148,001)	—	(8,187,040)	—	—	(1,505,294)	—	(48,794,953)
Reversal of impairment	67,221,448		—	7,814,245	15,302,089	—	13,456,757	—	—	1,874,260	—	105,668,799
Disposals	179,220		—	267,010	—	56,260	—	156,240	371,540	—	—	1,030,270
Translation effect	802,590		226,180	31,730	71,680	75,730	—	278,300	6,963	—	—	1,493,173
Balances as of September 30, 2022	Ps.	(668,396,485)	(6,387,208)	(241,223,830)	(1,229,551,350)	(47,154,975)	(270,604,379)	(46,318,097)	(15,252,429)	(58,449,513)	—	(2,583,338,266)
Balances as of January 1, 2023	(789,443,853)		(6,593,644)	(264,441,515)	(1,260,106,083)	(47,796,496)	(294,192,090)	(45,932,403)	(15,664,032)	(57,335,129)	—	(2,781,505,245)
Depreciation and amortization	(24,361,100)		(526,030)	(9,497,240)	(41,645,430)	(1,388,460)	(7,837,130)	(1,096,360)	(1,050,864)	—	—	(87,402,614)
Reclassifications	(491,110)		—	(103,360)	(2,989,670)	296,380	98,620	(36,010)	60	—	—	(3,225,090)
(Impairment)	(24,609,910)		—	(14,641,010)	(39,710,970)	—	(24,990,370)	—	—	(1,414,602)	—	(105,366,862)
Reversal of impairment	13,863,830		—	648,720	12,067,350	—	—	50	28,830	4,560,530	—	31,169,310
Disposals	4,749,890		394,980	9,449,190	25,360	—	730,240	546,910	50,796	—	—	15,947,366
Translation effect	7,162,720		—	141,020	—	467,020	—	42,490	69,800	—	—	7,883,050
Balances as of September 30, 2023	Ps.	(813,129,533)	(6,724,694)	(278,444,195)	(1,332,359,443)	(48,421,556)	(326,190,730)	(46,475,323)	(16,565,410)	(54,189,201)	—	(2,922,500,085)
Wells, pipelines, properties, plant and equipment—net as of September 30, 2022	Ps.	326,861,367	6,633,338	264,029,309	329,188,490	26,450,525	147,798,164	8,532,368	11,797,068	285,438,634	44,802,493	1,451,531,756
Wells, pipelines, properties, plant and equipment—net as of September 30, 2023	Ps.	244,629,386	10,050,731	209,640,097	340,679,531	24,702,916	100,480,300	5,554,644	15,180,347	362,165,513	53,017,805	1,366,101,270
Depreciation rates	3 to 5%		5%	2 to7%	—	3 to 7%	4%	3 to 10%	4 to 20%	—	—	—
Estimated useful lives	20 to 35		20	15 to 45	—	33 to 35	25	3 to 10	5 to 25	—	—	—
(1)Mainly wells, pipelines and plants.
(2)On January 20, 2022, PEMEX acquired assets with a cost of Ps. 29,669,961, consisting mainly of plants. This amount includes assets acquired through a business combination (see Note 12).

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

A.For the nine-month periods ended September 30, 2023 and 2022, the financing cost identified with fixed assets in the construction or installation stage, capitalized as part of the value of such fixed assets, was Ps. 3,565,226 and Ps. 3,201,474, respectively. Financing cost rates during the nine-month periods ended September 30, 2023 and 2022 were 6.47% to 7.55% and 5.40% to 6.64%, respectively.
B.The combined depreciation of fixed assets and amortization of wells for the nine-month periods ended September 30, 2023 and 2022, recognized in operating costs and expenses, was Ps. 87,402,614 and Ps. 106,232,390, respectively. These figures include costs related to plugging and abandonment of wells for the nine-month periods ended September 30, 2023 and 2022 of Ps. 85,996 and Ps. 72,321, respectively.
C.As of September 30, 2023 and December 31, 2022, provisions relating to future plugging of wells costs amounted to Ps. 63,847,998 and Ps. 66,699,388, respectively, and are presented in the “Provisions for plugging of wells” (see Note 17).
D.For the nine-month periods ended September 30, 2023 and 2022, the translation effect of property, plant and equipment items from a different currency than the presentation currency was Ps. (27,450,970) and Ps. (323,024), respectively, which was mainly plant.
E.During the nine-month periods ended September 30, 2023 and 2022, PEMEX recognized a net (impairment) and a net reversal of impairment of Ps. (74,197,552) and Ps. 56,873,846, respectively, which is presented as a separate line item in the consolidated statement of comprehensive income as follows:

	For the nine-month periods ended September 30,
	2023	2022
	(Impairment) / Reversal of impairment, net
Pemex Exploration and Production	(62,725,055)	11,959,635
Pemex Industrial Transformation	(11,461,191)	43,088,866
Pemex Logistics	(11,306)	1,542,907
MGAS	—	282,438
(Impairment) reversal of impairment, net	(74,197,552)	56,873,846
Cash-Generating Unit of Pemex Exploration and Production
During the nine-month periods ended September 30, 2023 and 2022, Pemex Exploration and Production recognized a net (impairment) and net reversal of impairment of Ps. (62,725,055) and Ps. 11,959,635, respectively, shown by CGUs as follows:

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

	2023		2022
Chuc	(23,096,914)		(893,504)
Ogarrio Magallanes	(12,072,400)		(9,033,102)
Tsimin Xux	(11,651,566)		(8,136,157)
Crudo Ligero Marino	(9,153,384)		—
Burgos	(7,553,945)		6,158,725
Ixtal - Manik	(6,113,877)		—
Aceite Terciario del Golfo	(4,745,200)		—
Bellota Chinchorro	(3,250,680)		—
Poza Rica	(984,600)		—
Arenque	(573,479)		—
Misión (CEE)	(343,142)		83,311
Santuario El Golpe	(170,392)		—
Cárdenas Mora (CEE)	(61,933)		—
Cuenca de Macuspana	(33,468)		73,821
Tamaulipas Constituciones	390,390		686,533
Antonio J. Bermúdez	10,465,552		5,976,378
Cantarell	3,934,091		18,195,996
Lakach	2,289,892		(1,123,087)
Ébano (CEE)	—		(29,279)
Total	Ps.	(62,725,055)	11,959,635
As of September 30, 2023, Pemex Exploration and Production recognized a net impairment of Ps. (62,725,055) mainly due to: (i) a decrease in production profiles volume in the barrel of crude oil equivalent generating a negative effect of Ps. 156,340,299, mainly in the Chuc, Burgos, Bellota Chinchorro, Ogarrio Magallanes, Crudo Ligero Marino, Tsimin Xux and Ixtal-Manik CGUs; (ii) the negative effect due to an exchange rate of Ps. 24,656,123, from Ps. 19.4143 = U.S.$1.00 as of December 31, 2022, to Ps. 17.6195 = U.S.$1.00 as of September 30, 2023; and (iii) an increase in the discount rate of Ps. 17,506,282, from 9.31% in December 31, 2022 to 10.24% in September 30, 2023, due to the increase in the debt component in the Weighted Average Cost of Capital (“WAAC”) derived from the rise in global interest rates, which impacted PEMEX's benchmark rates that oil and gas industry uses to determine these discount rates. These effects were partially offset by (i) an increase in crude oil prices, generating a positive effect of Ps. 35,913,103; (ii) a positive tax effect of Ps. 30,721,216, due to the decrease in production profiles volume in the barrel of crude oil equivalent and (iii) a positive effect of Ps. 69,143,330 due to lower transportation and distribution costs.
As of September 30, 2022, Pemex Exploration and Production recognized a net reversal of impairment of Ps.11,959,635, mainly due to: (i) an increase in crude oil prices, generating a positive effect of Ps. 89,496,928, mainly in the Cantarell CGU; (ii) a decrease in transportation and distribution costs, resulting in a positive effect of Ps. 64,347,041, mainly in the Cantarell CGU; (iii) a positive tax effect of Ps. 1,970,149 due to lower production income and translation effect, mainly in the Chuc CGU. These effects were offset by (i) a decrease in production volume of crude oil of Ps. 129,998,145 mainly in Ogarrio Sanchez Magallanes, Antonio J. Bermúdez, Tsimin Xux and Burgos CGUs; (ii) a lower exchange rate gain of Ps. 3,697,480, from a peso/U.S. dollar exchange rate of Ps. 20.5835 = U.S. $1.00 as of December 31, 2021 to Ps. 20.3058 = U.S. $1.00 as of September 30,

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

2022; and (iii) a negative effect of Ps. 10,158,858, due to an increase in the discount rate from 6.89% to 7.21%; mainly in the Burgos, Antonio J. Bermúdez and Tamaulipas Constituciones CGUs.

The CGUs of Pemex Exploration and Production are investment projects in productive fields with hydrocarbon reserves associated with proved reserves. These productive hydrocarbon fields contain varying degrees of heating power consisting of a set of wells and are supported by fixed assets associated directly with production, such as pipelines, production facilities, offshore platforms, specialized equipment and machinery.
Each project represents the smallest unit which can concentrate the core revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.
Pemex Exploration and Production determines the recoverable amount of fixed assets based on the long-term estimated prices for Pemex Exploration and Production’s proved reserves. The recoverable amount on each asset is the value in use.
To determine the value in use of long-lived assets associated to hydrocarbon extraction, the net present value of reserves is determined based on the following assumptions:

As of September 30,
	2023	2022
Average crude oil price	61.58 U.S.$/bl	58.64 U.S.$/bl
Average gas price	4.85 U.S.$/mpc	4.85 U.S.$/mpc
Average condensates price	66.66 U.S.$/bl	64.98 U.S.$/bl
After-tax discount rate	10.24% annual	7.21% annual

For the nine-month periods ended September 30, 2023 and 2022 the total forecast production, calculated with a horizon of 25 years, was 6,437 billion barrels per day (Bbd) and 6,703 Bbd per day of crude oil equivalent, respectively.
Pemex Exploration and Production, in compliance with practices observed in the industry, estimates the recovery value of an asset by determining its value in use, based on cash flows associated with proved reserves after taxes and using a discount rate, also after taxes. Cash flows related to plugging wells provision costs are excluded in this computation of discounted cash flows.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

As of September 30, 2023 and 2022, values in use for CGU with impairment or reversal of impairment are:

	2023		2022
Ku-Maloob-Zaap	Ps.	382,346,824	675,642,095
Cuenca de Veracruz	112,746,991		132,777,887
Aceite Terciario del Golfo	38,851,215		78,617,964
Chuc	32,185,078		73,209,192
Tsimin Xux	22,596,087		25,080,469
Ogarrio Magallanes	20,461,533		19,056,945
Antonio J. Bermúdez	18,148,106		22,211,983
Crudo Ligero Marino	15,773,442		29,084,553
Cactus Sitio Grande	15,564,093		33,414,483
Bellota Chinchorro	12,106,927		—
Ixtal - Manik	6,340,278		19,693,120
Burgos	6,243,845		10,303,986
Poza Rica	5,230,881		6,767,035
Arenque	4,176,873		5,931,445
Ébano (CEE)	3,932,240		—
Tamaulipas Constituciones	2,795,536		6,242,425
Lakach	2,705,851		—
Cantarell	(9,361,449)		67,092,681
Santuario El Golpe	(2,850,630)		—
Cárdenas Mora	(1,763,936)		—
Misión (CEE)	(767,344)		—
Cuenca de Macuspana	(255,132)		744,643
Total	Ps.	687,207,309	1,205,870,906

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

Cash-Generating Units of Pemex Industrial Transformation
As of September 30, 2023, and 2022, Pemex Industrial Transformation recognized a net (impairment) and net reversal of impairment of Ps. (11,461,191) and Ps. 43,088,866, respectively, shown by CGU as follows:

	2023		2022
Madero Refinery	(12,221,788)		17,448,306
Minatitlán Refinery	(4,347,233)		32,594,605
Cosoleacaque Petrochemical Complex	(2,336,321)		(390,734)
Burgos Gas Processor Complex	(61,587)		—
Arenque Gas Processor Complex	(58,489)		—
Poza Rica Gas Processor Complex	(15,636)		(3,200,227)
Salamanca Refinery	5,750,669		—
Nuevo Pemex Gas Processor Complex	1,080,819		137,669
Cangrejera Petrochemical Complex	515,690		(251,035)
Morelos Petrochemical Complex	232,685		(7,428,348)
Cangrejera Ethylene Processor Complex	—		(5,683,409)
Tula Refinery	—		9,830,444
Pajaritos Ethylene Processor Complex	—		31,595
Total	Ps.	(11,461,191)	43,088,866

As of September 30, 2023, the net (impairment) of Ps. (11,461,191) was due to a negative effect due to an exchange rate of Ps. 19.4143 = U.S.$1.00 as of December 31, 2022 to Ps. 17.6195 = U.S. $1.00 as of September 30, 2023. These effects were partially offset by (i) an improvement in production levels as a result of application of rehabilitation program and (ii) a slight decrease in the discount rate of CGUs of refined products by 14.16% as of December 31, 2022 to 13.88% as of September 30, 2023.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

As of September 30, 2022, the net reversal of impairment of Ps. 43,088,866 was mainly the result of a 26.0% increase in refining sales price. These effects were partially offset by (i) an increase in raw material costs of 20.83%; (ii) an increase in the discount rate of CGUs , mainly in refined products by 1.40% and a decrease in the discount rate of ethylene products by 4.75%; and (iii) a decrease in the exchange rate of the peso against the U.S. dollar, from a peso/U.S. dollar exchange rate of Ps. 20.5835 = U.S. $1.00 as of December 31, 2021, to Ps. 20.3058 = U.S. $1.00 as of September 30, 2022, which are used as cash flows when U.S. dollars are taken as reference.

To determine the value in use of long-lived assets associated with the CGUs of Pemex Industrial Transformation, the net present value of cash flows was determined based on the following assumptions:

	As of September 30,
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	Refining		Gas		Petrochemicals		Ethylene		Fertilizers
Average crude oil Price (U.S.$)	66.74	72.98	N.A.		N.A.		N.A.		N.A
Processed volume (1)	896 mbd	889 mbd	2,440	2,061	Variable because the load inputs are diverse
Rate of U.S.$	$17.6195	$20.3058	$17.6195	$20.3058	$17.6195	20.3058	$17.6195	20.3058	$17.6195	$20.3058
Useful lives of the cash-generating units (year average)	12	12	6	7	4	5	5	5	5	5
Pre-tax discount rate	13.88%	10.85%	13.03%	10.36%	10.36%	8.22%	10.36%	8.22%	12.87%	10.25%
Period (2)	2023 - 2034		2023 - 2028		2023 - 2027		2023 - 2027		2023 - 2027

(1)Average of the first four years.
(2)The first five years are projected and stabilize at year six.
N.A. = Not applicable
CGUs in Pemex Industrial Transformation are processing centers grouped according to their types of processes as refineries, gas complex processors, and petrochemical centers. These centers produce various finished products for direct sale to customers or intermediate products that can be processed in another of its CGUs or by a third party. Each processing center of Pemex Industrial Transformation represents the smallest unit that has distinguishable revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.
Cash flow determinations are made based on PEMEX’s business plans, operating financial programs, forecasts of future prices of products related to the processes of the CGUs, budget programs and various statistical models that consider historical information of processes and the capacity of various processing centers.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

The recoverable amount of assets is based on each asset’s value in use. The value in use for each asset is calculated based on discounted cash flows, taking into consideration the volumes to be produced and sales to be carried out. As of September 30, 2023 and 2022, the value in use for the impairment of fixed assets was as follows:

	2023		2022
Tula Refinery	Ps.	54,129,566	73,301,942
Nuevo Pemex Gas Processor Complex	33,790,515		27,668,082
Salamanca Refinery	30,651,074		—
Cangrejera Pretrochemicals Complex	4,921,852		10,207,253
Burgos Gas Processor Complex	1,973,453		—
Cosoleacaque Petrochemicals Complex	702,887		300,018
Matapionche Gas Processor Complex	328,623		—
Arenque Gas Processor Complex	48,387		—
Salina Cruz Refinery	48,864		88,243,043
Madero Refinery	(2,888)		21,476,184
Minatitlán Refinery	(5,971)		52,761,544
Poza Rica Gas Processor Complex	(1,587)		559,754
Total	Ps.	126,584,775	274,517,820

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

NOTE 14.    INTANGIBLE ASSETS, NET
As of September 30, 2023 and December 31, 2022, intangible assets, net were mainly wells unassigned to a reserve and other components of intangible assets, which amounted to Ps. 26,131,135 and Ps. 30,024,934, respectively.
A.    Wells unassigned to a reserve

	As of September 30,
	2023		2022
Wells unassigned to a reserve:
Balance at the beginning of the year	Ps.	28,388,655	18,639,136
Additions to construction in progress	27,700,872		22,076,678
Transfers against expenses	(19,053,508)		(6,004,297)
Transfers against fixed assets	(12,426,889)		(8,128,832)
Balance at the end of the period	Ps.	24,609,130	26,582,685
As of September 30, 2023 and 2022, PEMEX recognized expenses related to unsuccessful wells of Ps. 28,509,875 and Ps. 12,929,890, respectively, directly in its statement of comprehensive income (loss).

B.    Other intangible assets
Other intangible assets are mainly licenses, exploration expenses, evaluation of assets and concessions.

	As of September 30,
	2023		2022

Balance at the beginning of the year	Ps.	1,636,279	1,377,010
Additions	559,677		3,840,613
Effects of foreign exchange	(295,299)		(80,705)
Amortization	(378,652)		(253,119)
Balance at the end of the period	Ps.	1,522,005	4,883,799

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

NOTE 15.    GOVERNMENT BONDS, LONG-TERM NOTES RECEIVABLE AND OTHER ASSETS
A.    Government bonds
As of September 30, 2023 and December 31, 2022, the balance of Government Bonds valued at amortized cost was as follows:

	2023		2022
Government Bonds (1)	Ps.	78,537,923	Ps.	110,179,517
Less: current portion of Government Bonds, net of expected credit losses	35,649,124		46,526,257
Total long-term of Government bonds	Ps.	42,888,799	Ps.	63,653,260
(1)As of September 30, 2023 and December 31, 2022, includes an expected credit loss of Ps. 7,162 and Ps. 9,717, respectively.
As of November 19, 2020, the value of the Government Bonds was Ps. 128,786,611, and the liability was Ps. 95,597,610.
On November 20, 2020, Petróleos Mexicanos monetized the whole of the Government Bonds by entering into a three-year financial arrangement to partially raise an equivalent of Ps. 95,597,610 at an annual rate of 8.56275%, maturing November 24, 2023. Petróleos Mexicanos retains the risks, benefits and economic rights of the Government Bonds, which were delivered to a financial institution. Petróleos Mexicanos will continue to collect coupon and principal payments from the securities throughout the term of the transaction. Therefore, Petróleos Mexicanos recognizes these Government Bonds as restricted assets and recognizes short-term debt for the monetization. The resources from the Government Bonds were transferred to the FOLAPE for payments related to its pension and retirement plan obligations.

During the period from January 1 to September 30, 2023, interest income generated by the Government Bonds amounted to Ps. 5,791,844, of which Petróleos Mexicanos received payments in the amount of Ps. 6,760,491. During the period from January 1 to September 30, 2022, interest income generated by the Government Bonds amounted to Ps. 5,425,943, of which Petróleos Mexicanos received payments in the amount of Ps. 6,215,759.
As of September 30, 2023 and December 31, 2022 the Government Bonds consist of 15 and 17 series of development bonds (D Bonds, M Bonds and UDI Bonds) issued by the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit or “SHCP”) with maturities between 2023 and 2026, at nominal values of Ps. 71,021,384, Ps. 913,482 in UDIs and Ps. 102,492,032, Ps. 913,482 in UDIs, respectively.
As of September 30, 2023 and December 31, 2022, the fair value of the transferred assets was Ps. 76,135,178 and Ps. 108,062,414, respectively and the fair value of the associated liabilities was Ps. 57,768,910 and Ps. 82,372,990, respectively, resulting in a net position of Ps. 18,366,268 and Ps. 25,689,424, respectively.
As of September 30, 2023 and December 31, 2022, the recorded liability was Ps. 72,915,521 (Ps. 72,175,604 of principal and Ps. 739,917 of interest) and Ps. 90,577,596 (Ps. 89,739,938 of principal and Ps. 837,658 of interest), respectively.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

The roll-forward of the Mexican Government Bonds is as follows:

	As of September 30,
	2023		2022
Balance as of the beginning of the year	Ps.	110,179,517	Ps.	110,855,356
Government Bonds collected (1)	(31,470,648)		—
Accrued interests	5,791,844		5,425,943
Interests received from bonds	(6,760,491)		(6,215,759)
Impact of the valuation of bonds in UDIs	205,403		384,530
Amortized cost	589,743		1,268,584
Reversal of impairment of bonds	2,555		3,350
Balance at the end of the period	Ps.	78,537,923	Ps.	111,722,004
(1)For 2023, Mexican Government Bonds were collected on March 9, 2023 and August 31, 2023.
B.    Long-term notes receivable
As of September 30, 2023 and December 31, 2022, the balance of long-term notes receivable was Ps. 1,283,966 and Ps. 1,334,126 and includes Ps. 748,224 and Ps. 783,999, respectively, of collection rights related to Value Added Tax from the non-recourse factoring contract between Pemex Logistics and Banco Mercantil del Norte, S.A.
C.    Other assets
At September 30, 2023 and December 31, 2022, the balance of other assets was as follows:

	2023		2022
Payments in advance (1)	Ps.	12,039,055	Ps.	26,515,825
Other	3,251,939		2,565,824
Insurance	1,862,813		1,621,076
Total other assets	Ps.	17,153,807	Ps.	30,702,725
(1)Mainly advance payments to contractors for the construction of the Olmeca Refinery in Dos Bocas, Paraíso, Tabasco through PTI ID.

NOTE 16.    DEBT
The Federal Revenue Law applicable to PEMEX as of January 1, 2023 published in the Official Gazette of the Federation on November 14, 2022, authorized Petróleos Mexicanos and its Subsidiary Entities to incur an internal net debt up to Ps. 27,068,400 and an external net debt up to U.S.$142,200. PEMEX can incur additional internal or external debt, as long as the total amount of net debt does not exceed the ceiling established by the Federal Revenue Law.
The Board of Directors approves the terms and conditions for the incurrence of obligations that constitute public debt of Petróleos Mexicanos for each fiscal year, in accordance with the Petróleos Mexicanos Law and the Reglamento de la Ley

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law). The terms and conditions are promulgated in accordance with the guidelines approved by the SHCP for Petróleos Mexicanos for the respective fiscal year.
During the period from January 1 to September 30, 2023, PEMEX participated in the following financing activities:

•On January 13, 2023, Petróleos Mexicanos issued a promissory note for the principal amount of Ps. 4,000,000 bearing interest at a floating rate linked to 28-day TIIE plus 365 basis points, maturing in January 2024.
•On January 23, 2023, Petróleos Mexicanos amended the maturity and interest rate of a credit contract of U.S.$750,000, to an interest floating rate linked to 90-day SOFR plus 350 basis points plus and adjustment for the change in the reference to 26 basis points, maturing in July 2024.
•On January 27, 2023, Petróleos Mexicanos issued a promissory note for the principal amount of Ps. 4,000,000 bearing interest at a floating rate linked to 28-day TIIE plus 275 basis points, maturing in October 2023.
•On January 31, 2023, Petróleos Mexicanos issued U.S.$2,000,000 of its 10.00% Notes due 2033 under its U.S.$125,000,000 Medium-Term Notes Program, Series C. All debt securities under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics.

•On February 17, 2023, Petróleos Mexicanos issued a promissory note for the principal amount of U.S.$11,362 bearing interest at a floating rate linked to 30-day SOFR plus 175 basis points, maturing in February 2024.

•On February 24, 2023, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.250,000 bearing interest at a floating rate linked to 28-day TIIE plus 235 basis points, maturing in February 2024.

•On February 24, 2023, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.3,000,000 bearing interest at a floating rate linked to 28-day TIIE plus 360 basis points, maturing in February 2024.

•On February 28, 2023, Petróleos Mexicanos entered into a new term loan credit facility for U.S.$150,000, bearing interest at a floating rate linked to 90-day SOFR plus 450 basis points, maturing in February 2025.

•On March 13, 2023, Petróleos Mexicanos issued a promissory note for the principal amount of U.S.$200,000 bearing interest at a fixed rate of 10.375%, maturing in March 2033.

•On March 16, 2023, Petróleos Mexicanos issued a promissory note for the principal amount of U.S.$537,500 bearing interest at a fixed rate of 10.375%, maturing in March 2033.

•On March 28, 2023, Petróleos Mexicanos obtained Ps.9,225,000 related to the monetization of Government Bonds, maturing in February 2024.

•On April 27, 2023, Petróleos Mexicanos issued a promissory note for the principal amount of Ps. 3,000,000 bearing interest at a floating rate linked to 28-day TIIE plus 200 basis points, maturing in October 2023.
•On May 24, 2023, Petróleos Mexicanos entered into a credit line of Ps. 19,000,000, bearing interest at a floating rate linked to 28-day TIIE plus 200 basis points, maturing in May 2024.
•On June 15, 2023, Petróleos Mexicanos withdrew Ps. 2,500,000 from a revolving credit line bearing interest at a floating rate linked to 91-day TIIE plus 350 basis points, maturing in November 2023.
•On June 15, 2023, Petróleos Mexicanos withdrew Ps. 2,000,000 from a revolving credit line bearing interest at a floating rate linked to 91-day TIIE plus 350 basis points, maturing in October 2023.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

•On July 21, 2023, Petróleos Mexicanos withdrew Ps. 1,500,000 from a revolving credit line bearing interest at a floating rate linked to 91-day TIIE plus 350 basis points, maturing in November 2023.
•On August 18, 2023, Petróleos Mexicanos issued a promissory note for the principal amount of Ps. 5,000,000 bearing interest at a floating rate linked to 28-day TIIE plus 365 basis points, maturing in August 2024.
•On August 22, 2023, Petróleos Mexicanos withdrew Ps. 1,500,000 from a revolving credit line bearing interest at a floating rate linked to 91-day TIIE plus 350 basis points, maturing in December 2023.
•On August 28, 2023, Petróleos Mexicanos issued a promissory note for the principal amount of Ps. 2,000,000 bearing interest rate linked to 28-day TIIE plus 230 basis points, maturing in February 2024.
•On September 13, 2023, Petróleos Mexicanos issued a promissory note for the principal amount of Ps. 4,000,000 bearing interest at a floating rate linked to 28-day TIIE plus 365 basis points, maturing in September 2024.
•On September 22, 2023, Petróleos Mexicanos withdrew Ps. 3,000,000 from a revolving credit line bearing interest at a floating rate linked to 91-day TIIE plus 360 basis points, maturing in December 2023.
•On September 27, 2023, Petróleos Mexicanos issued a promissory note for the principal amount of Ps. 3,000,000 bearing interest rate linked to 28-day TIIE plus 255 basis points, maturing in December 2023.
•On September 29, 2023, Petróleos Mexicanos issued a promissory note for the principal amount of Ps. 1,500,000 bearing interest rate linked to 28-day TIIE plus 255 basis points, maturing in December 2023.
All the financing activities mentioned above were guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics and their respective successors and assignees.
As of September 30, 2023, PEMEX had U.S.$7,664,000 and Ps. 29,500,000 in credit lines in order to provide liquidity. As of September 30, 2023, both the peso and the U.S.-denominated credit lines were fully drawn.
As of December 31, 2022, the outstanding amount under PMI Trading's revolving credit line was U.S.$162,866. From January 1 to September 30, 2023, PMI Trading obtained U.S.$708,151 from its revolving credit line and repaid U.S.$726,336. As of September 30, 2023, the outstanding amount under this revolving credit line was U.S.$144,681 and the available amount was U.S.$80,319.
The following table presents the roll-forward of total debt of PEMEX for each of the nine-month periods ended September 30, 2023 and 2022, which includes short and long-term debt:

	As of September 30,
	2023 (1)		2022 (1)
Changes in total debt:
At the beginning of the year	Ps.	2,091,463,996	Ps.	2,249,695,894
Loans obtained - financing institutions (2)	567,881,697		760,249,760
Debt payments	(626,358,506)		(799,148,919)
Accrued interest (3)(4)	112,220,620		110,204,259
Interest paid	(121,388,570)		(123,300,926)
Foreign exchange	(159,041,031)		(64,886,681)
At the end of the period	Ps.	1,864,778,206	Ps.	2,132,813,387
(1)These amounts include accounts payable by Financed Public Works Contracts (“FPWC”) (formerly known as Multiple Services Contracts), which do not generate cash flows.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

(2)Petróleos Mexicanos implemented a factoring arrangement to support its suppliers. Amounts as of September 30, 2022 totaled Ps. 1,051,040, which did not represent cash flows.
(3)During 2023, includes Ps. (49,879) of premiums and awards amortizations; Ps. (984,320) of fees and expenses related to the issuance of debt and amortized cost of Ps. 2,462,958.
(4)During 2022, includes Ps. 297,604 of premiums and awards amortizations; Ps. (355,978) of fees and expenses related to the issuance of debt and amortized cost of Ps. 4,500,734.

As of September 30, 2023 and 2022, PEMEX used the following exchange rates to translate the outstanding balances in foreign currencies to pesos in the statement of financial position:

	September 30, 2023	September 30, 2022
U.S. dollar	17.6195	20.3058
Japanese yen	0.1180	0.1410
Pounds sterling	21.4975	22.1617
Euro	18.6114	19.7839
Swiss francs	19.2373	20.8072
NOTE 17.    PROVISIONS FOR SUNDRY CREDITORS
At September 30, 2023, and December 31, 2022, the provisions for sundry creditors and others is as follows:

	September 30, 2023		December 31, 2022
Provision for plugging of wells (Note 13)	Ps.	63,847,998	66,699,388
Provision for trails in process (Note 19)	16,801,108		10,533,137
Provision for environmental costs	13,709,192		11,914,160
	Ps.	94,358,298	89,146,685
NOTE 18.    EQUITY (DEFICIT)
A.    Certificates of Contribution “A”
The capitalization agreement between Petróleos Mexicanos and the Mexican Government states that the Certificates of Contribution “A” constitute permanent capital.
For the nine-month period ended September 30, 2023, Petróleos Mexicanos received Ps. 102,670,500 in Certificates of Contribution “A” from the Mexican Government.
For the twelve-month period ended December 31, 2022, Petróleos Mexicanos received Ps. 188,306,717 in Certificates of Contribution “A” from the Mexican Government of which Ps. 129,018,286 were designated for the construction of the Olmeca Refinery in Dos Bocas, Paraíso, Tabasco; Ps. 45,437,539 for the strengthening of financial position and Ps. 13,850,892 for the rehabilitation plan of the National Refining System.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

PEMEX’s Certificates of Contribution “A” are as follows:

	Amount
Certificates of Contribution “A” as of December 31, 2021	Ps.	841,285,576
Increase in Certificates of Contribution “A” during 2022	188,306,717
Certificates of Contribution “A” as of December 31, 2022	Ps.	1,029,592,293
Increase in Certificates of Contribution “A” during 2023	102,670,500
Certificates of Contribution “A” as of September 30, 2023	Ps.	1,132,262,793
Mexican Government contributions made in the form of Certificates of Contribution “A” during the period ended September 30, 2023 totaled Ps. 102,670,500 and were designated for the construction of the Olmeca Refinery in Dos Bocas, the strengthening of PEMEX’s Fertilizers chain, the rehabilitation plan of the National Refining System and the strengthening of PEMEX’s financial condition, as follows:

Date	Construction of the Olmeca Refinery		Strengthening of Fertilizers chain	Rehabilitation Plan of the refineries	Strengthening of financial position
January 19	Ps.	—	600,000	—	—
January 30	—		600,000	—	—
February 23	6,000,000		—	—	—
March 16	—		—	10,500,000	—
July 26	—		—	—	64,970,000
August 10	5,534,500		—	—	—
September 13	—		—	—	6,766,000
September 15	6,000,000		—	—	—
September 15	—		1,700,000	—	—
Total	Ps.	17,534,500	2,900,000	10,500,000	71,736,000
B.    Mexican Government contributions

During the nine-month period ended September 30, 2023, there were no Mexican Government contributions apart from Certificates of Contribution “A”.

During the year ended December 31, 2022, Petróleos Mexicanos received a grant from the FONADIN in the amount of Ps. 23,000,000 for the acquisition of the remaining 50.005% interest in DPRLP (see Note 12).

C.    Legal reserve
Under Mexican law, each of the Subsidiary Companies is required to allocate a certain percentage of its net income to a legal reserve fund until the fund reaches an amount equal to a certain percentage of each Subsidiary Company’s capital stock.
As of September 30, 2023 and December 31, 2022, there were no changes to the legal reserve.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

D.    Accumulated other comprehensive result

For the nine-month period ended September 30, 2023 and 2022, PEMEX recognized net actuarial gains in other comprehensive income (loss) of Ps. 125,479,436 and Ps. 259,774,823 respectively; which is presented net of deferred income tax for Ps. (8,468,114) and Ps. 17,431,751, respectively, related to retirement and post-employment benefits. The variation related to retirement and post-employment benefits was the result of an increase in the discount and return on plan assets rates from 9.39% as of December 31, 2022 to 10.24% as of September 30, 2023.
E.    Accumulated deficit from prior years
PEMEX has recorded losses in the past several years. However, the Ley de Concursos Mercantiles (“Commercial Bankruptcy Law of Mexico”) is not applicable to Petróleos Mexicanos and the Subsidiary Entities. Furthermore, the financing agreements to which PEMEX is a party do not provide for financial covenants that would be breached or events of default that would be triggered as a consequence of negative equity.
F.    Uncertainty related to going concern
The condensed consolidated interim financial statements have been prepared assuming PEMEX will continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in normal course of business. However, substantial doubt about PEMEX’s ability to continue as a going concern exists.
Facts and conditions
PEMEX has substantial debt, incurred mainly to finance the capital expenditures needed to carry out its capital investment projects and to fund its operating expenses. Due to its heavy fiscal burden resulting from the payment of hydrocarbon extraction duties and other taxes, the cash flows derived from PEMEX’s operations in recent years have not been sufficient to fully fund its operations and capital expenditure programs, which have been partially supported by the Mexican Government's equity contributions. In addition, PEMEX´s working capital has deteriorated in recent years.
In 2022 and 2023, certain ratings agencies downgraded PEMEX’s credit rating, mainly driven by the effects of COVID-19, concerns around our operating performance and the Mexican government’s ability and willingness to provide us with additional liquidity, as well the volatility of the crude oil prices and the downgrade of the Mexican Government’s sovereign debt rating, impacting PEMEX´s access to the financial markets, the cost and terms of PEMEX’s new debt and contract renegotiations that PEMEX may carry out during 2023. These conditions have negatively impacted PEMEX´s financial performance and also its liquidity position.
As of September 30, 2023 and 2022, PEMEX recognized a net income of Ps. 3,024,796 and Ps. 195,615,759, respectively. In addition, as of September 30, 2023 and December 31, 2022, PEMEX had a negative equity of Ps. (1,579,482,597) and Ps. (1,768,822,225), respectively, mainly due to continuous net losses in prior years, and a negative working capital of Ps. 608,848,894 and Ps. 401,842,480, as of September 30, 2023 and December 31, 2022, respectively.
PEMEX has budget autonomy and, in public finance terms, is subject to the cash flows financial balance goals approved in the Decreto de Presupuesto de Egresos de la Federación (“Federal Expenditure Budget Decree”). This represents the difference between its gross revenues (inflows) and its total budgeted expenditures (outflows) including the financial cost of its debt, which is proposed by the SHCP and approved by the Chamber of Deputies. The Federal Budget for 2023 authorized PEMEX to have a negative financial balance budget of Ps. zero. This shortfall does not consider payments of principal of PEMEX’s debt due in 2024 which will be covered by financing activities that do not represent a net debt in terms of public debt greater than Ps. 29,912,400. PEMEX has short-term debt principal maturities (including interest payable) of Ps.553,890,821 as of September 30, 2023.
The combined effect of the above-mentioned events indicates substantial doubt about PEMEX’s ability to continue as a going concern.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

Actions
PEMEX and the Mexican Government are carrying out the following actions, among others, to preserve liquidity and let PEMEX pay its commitments:
The application of the tax credit decree to automotive fuels published in the Official Gazette of the Federation of March 4, 2022, remains through 2024, which allows PEMEX to substantially recover the value of the difference between the sale price and its international reference price, when in a scenario of oil and diesel, these are limited to the effects of inflation in the country.
The reduction of the profit-sharing duty rate remains at 40.0% for 2023, the same as in 2022.

During the nine-month period ended September 30, 2023, PEMEX received equity contributions of Ps. 102,670,500 and issued notes totaling Ps. 41,200,000 (U.S.$2,000,000). Additionally, on October 24, 2023, PEMEX received an equity contribution of Ps. 55,944,623 to help improve its financial position.

In addition, PEMEX has plans to raise funds from the markets in accordance with prevailing conditions, to refinance its debt.
Further, PEMEX has the capacity to refinance its short-term debt maturities through direct loans and revolving credit facilities and loans guaranteed by export credit agencies. PEMEX also established in conjunction with development and commercial banks Cadenas Productivas PEMEX Plus (Productive Chains Plus Program) to aid for the payment to suppliers and contractors. PEMEX's ability to refinance its short-term debt depends on factors beyond its control.
The Revenue Law for 2023 also authorized PEMEX to incur a net additional indebtedness up to Ps. 29,912,400 (Ps. 27,068,400 and U.S.$142,200), which is considered as public debt by the Mexican Government and may be used to partially cover its financial balance of zero in 2023.
PEMEX reviews and aligns its capital expenditures portfolio in accordance with updated economic assumptions on a periodic basis and giving priority to those projects which increase production in an efficient manner and at the lowest cost.
On December 13, 2022, the Board of Directors of Petróleos Mexicanos approved the business plan of Petróleos Mexicanos for 2023-2027 (the “2023-2027 Business Plan”).

Prices of crude oil, natural gas and petroleum products showed a recovery in 2022. As of September 30, 2023 the Mexican crude oil price was U.S.$68.6 per barrel, which is on line with the U.S.$68.7 per barrel price used for the zero financial balance built for 2023. If international values for the Mexican oil price were higher than the average price of U.S.$68.7 per barrel, in the last quarter of the year, this additional revenue would enable PEMEX to achieve its business plan objectives more quickly.
Petróleos Mexicanos and its Subsidiary Entities are not subject to the Commercial Bankruptcy Law of Mexico and none of PEMEX’s existing financing agreements include any financial covenants that could lead to the demand for immediate payment of its debt due to having negative equity or non-compliance with financial ratios.
As a reference, PEMEX prepared its condensed consolidated interim financial statements as of September 30, 2023 and its audited financial statements as of December 31, 2022 on a going concern basis. There are certain conditions that have generated important uncertainty and significant doubts concerning the entity’s ability to continue operating, including recurring net losses, negative working capital and negative equity. Those financial statements do not contain any adjustments that would be required if they were not prepared on a going concern basis.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

G.    Non-controlling interest

PEMEX does not currently own all of the shares of PMI CIM and COMESA, variations in income and equity from these entities are also presented in the consolidated statements of changes in equity (deficit) as “non-controlling interest.”
As of September 30, 2023 and December 31, 2022 non-controlling interest represented (losses) of Ps. (189,474), and Ps. (288,610), respectively, in PEMEX’s equity (deficit).
NOTE 19.    CONTINGENCIES
In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome. PEMEX has not recorded provisions related to ongoing legal proceedings since an unfavorable resolution is not expected in such proceedings, with the exception of the proceeding described in further detail in this Note.
PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of the date of these consolidated financial statements. As of September 30, 2023 and December 31, 2022, PEMEX had accrued a reserve of Ps. 16,801,108 and Ps. 10,533,137, respectively, for these contingent liabilities.
As of September 30, 2023, the current status of the principal lawsuits in which PEMEX is involved is as follows:

•On April 4, 2011, Pemex Exploration and Production was summoned before the Séptima Sala Regional Metropolitana (“Seventh Regional Metropolitan Court”) of the Tribunal Federal de Justicia Fiscal y Administrativa (“Tax and Administrative Federal Court”) in connection with an administrative claim (No. 4957/11-17-07-1) filed by EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC requesting that Pemex Exploration and Production’s termination of the public works contract be declared null and void. In a concurrent proceeding, the plaintiffs also filed an administrative claim (No. 13620/15-17-06) against Pemex Exploration and Production before the Sexta Sala Regional Metropolitana (“Sixth Regional Metropolitan Court”) of the Tax and Administrative Federal Court in Mexico City seeking damages totaling U.S.$193,713 related to the above-mentioned contract. Pemex Exploration and Production filed a response requesting the two administrative claims be joined in a single proceeding, which was granted. On April 30, 2019, a judgment was issued by the Segunda Seccion de la Sala Superior (“Second Section of the Superior Court”) in favor of Pemex Exploration and Production. On June 25, 2019, the plaintiffs filed an amparo (D.A. 397/2019) before the Tercer Tribunal Colegiado en Materia Administrativa del Primer Circuito (“Third Administrative Joint Court of the First Circuit”), which was granted. On March 12, 2020, Pemex Exploration and Production filed a motion to review against the resolution granting this amparo before the Third Administrative Joint Court of the First Circuit. On October 1, 2020, the Third Administrative Joint Court declared the resolution null and void, no amount was granted in favor of the plaintiffs, among others. On February 24, 2022, an amparo (350/2020) was granted in favor of EMS Energy Services de México, S. de R.L. On March 17, 2022, a motion was filed to draw the resolution by the Suprema Corte de Justicia de la Nación (Supreme Court of Justice of the Nation). On June 16, 2022 a resolution was issued in connection with the amparo 350/2020 stating that the plaintiffs partially proved their requests, and the resolution was declared null and void, among others. On August 1, 2022, a motion to review this resolution was filed and admitted (RF 574/2022) by the Third Administrative Joint Court of the First Circuit. On September 13, 2022, representations were made under the amparo (D.A. 539/2022) filed by the plaintiffs before such Court. As of the date of these condensed consolidated interim financial statements, a final resolution is still pending.

•On October 18, 2019, the Sala Regional Peninsular (“Regional Peninsular Court”) of the Tribunal Federal de Justicia Administrativa (“Federal Justice Administrative Court”) in Mérida, Yucatán summoned Pemex Exploration and Production in connection with a claim (91/19-16-01-9) filed by PICO México Servicios Petroleros, S. de R.L. de C.V. requesting that Pemex Exploration and Production’s termination of the public works contract (no. 428814828) be declared null and void and seeking U.S.$137,300 for expenses and related damages, among other claims. On December 12, 2019, Pemex Exploration and Production filed a response to this

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

claim. On March 28, 2020, a notification dated February 10, 2020, was received in which the extended claim was admitted. On February 10, 2020, the expert appointed by the plaintiff was accepted. On February 18, 2020, an extension requested by the accounting expert appointed by Pemex Exploration and Production was accepted and his opinion was filed and ratified on August 11, 2020. On June 1, 2021, an independent expert was designated. On September 30, 2021, a resolution was issued, which declared that all evidence has been filed. On October 15, 2021, the parties filed their pleadings. On November 9, 2021, this stage closed. On June 8, 2022, the Regional Peninsular Court sent the file to the Superior Court due to the amount involved in this claim. On August 22, 2022, the Regional Peninsular Court was informed that the Superior Court refused to attract this claim and on December 2, 2022 it was notified that the amparo was denied. On December 8, 2022, a complaint was filed against this resolution, which as of this date is still pending to be admitted. The Regional Peninsular Court, through a resolution dated December 5, 2022, revoked the resolution admitting the extended claim and the pleadings. The plaintiff filed a motion against this resolution, which was notified to Pemex Exploration and Production on March 21, 2023. Pemex Exploration and Production filed a response to this motion on March 30, 2023. On February 22, 2023 the Regional Peninsular Court requested the Superior Court to attract this claim. On March 21, 2023, Pemex Exploration and Production was notified a claim motion filed by the plaintiff against the resolution by which the claim was not extended. Pemex Exploration and Production filed a response to this claim motion on March 30, 2023, which was accepted by the Court on April 11, 2023. On June 28, 2023, the Court resolved the claim motion filed by the plaintiff, revoking the resolution admitting the extended claim. Through a resolution dated September 1, 2023, the Superior Court granted the request of attracting the claim made by the Regional Peninsular Court on February 22, 2023. As of the date of these condensed consolidated interim financial statements, a final resolution is still pending.

•Constructora Norberto Odebrecht, S.A. filed an administrative claim against Pemex Industrial Transformation (file No. 4742/19-17-01-7) seeking U.S.$113,582 and Ps. 14,607 in connection with a termination resolution (no. 1,757) dated January 14, 2019, and issued by Pemex Industrial Transformation, which awarded U.S.$51,454 in favor of Pemex Industrial Transformation. The claim was admitted. On November 11, 2020, Pemex Industrial Transformation filed a response to this claim. The accounting expert filed his opinion. On June 2, 2022 an opinion by the accounting expert appointed by Pemex Industrial Transformation was filed. As of the date of these condensed consolidated interim financial statements, a final resolution is still pending.

•On November 24, 2021, Pemex Industrial Transformation filed a repeal request (no. RRL2021014568) seeking that the resolutions dated October 7, 2021, issued by the Hydrocarbons Verification Manager of the Tax Administration Service be declared null and void. These resolutions established charges for Special Taxes on Production and Services, Value Added Taxes, fines among other for an amount of Ps. 3,084,975. As of the date of these condensed consolidated interim financial statements, a final resolution is still pending.

•Micro Smart Systems de México, S. de R.L. de C.V. (MSSM) filed before the Sala Regional del Golfo Norte (Regional Court of the North Gulf) of the Tax and Administrative Federal Court (574/22-18-01-8) challenging a settlement statement dated February 17, 2022 related to a works contract number No. 424049831 issued by Pemex Exploration and Production and seeking U.S.$240,488. On April 5, 2022, the claim was admitted which was notified on May 17, 2022. On July 1, 2022, Pemex Exploration and Production filed a response to this claim, requesting Pemex Exploration and Production evidence, which was filed on August 8, 2022, and admitted by the Regional Court of the North Gulf on August 17, 2022. On September 2, 2022, this Regional Court confirmed the rejection of the evidence filed by the plaintiffs. On September 29, 2022, the Primera Sección de la Sala Superior (First Section of the Superior Court) denied a compliant motion filed by MSSM against the settlement statement dated February 17, 2022. On October 7, 2022 a resolution was issued regarding the complaint filed by the plaintiff confirming the resolution issued on August 28, 2018. On November 14, 2022, the First Section of the Superior Court agreed to an amparo proceeding (1833/2022) against acts issued by the Juzgado Octavo de Distrito en Materia Administrativa (Eighth Administrative District Court), in Mexico City and required such authority to render the justified report. On May 17, 2023, the Regional Court of the North Gulf summoned the parties to file its rejoinders, which were filed by Pemex Exploration and Production on June 14, 2023. On June 22, 2023, the Regional Court ordered the file to be sent to the First Section of the Superior Court. On September 19, 2023, the

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

Northern Gulf Regional Court sent the file to the First Section of the Superior Court for a final resolution. As of the date of these condensed consolidated interim financial statements, a final resolution is still pending.

•On September 9, 2022, Pemex Industrial Transformation filed a repeal request against a tax credit for the 2016 fiscal year related to the Special Tax on Production and Services and Value Added Tax for an amount of Ps. 5,852,222, seeking that this resolution is declared null and void. As of the date of these condensed consolidated interim financial statements, a final resolution is still pending.

•On September 22, 2023, Pemex Industrial Transformation filed a repeal request against a tax credit for the 2017 fiscal year related to the Special Tax on Production and Services and Value Added Tax, for an amount of Ps. 8,349,608, seeking that the resolution be declared null and void. As of the date of these consolidated interim financial statements, a final resolution is still pending.

•AVALONE MARINE, S.A.P.I. de C.V., formerly Representaciones y Distribuciones EVYA, S.A.P.I. de C.V., requested a declaration of insolvency (concurso mercantil) and the application of a restructuring plan in a double-payment proceeding filed by comptroller Juan Carlos Teyssier Lozano in the Juzgado Noveno de Distrito en Materia Civil (Ninth District Court in Civil Matters) in Mexico City (file No. 348/2016), who claimed, jointly and severally from Petróleos Mexicanos and PEP, respectively, the payment of Ps. 2,722,635 for the amount deposited according to public works contract No. 428233864 in the registered trust (fideicomiso) No. 744246. Substitute financial comptroller Mario Jacobo Gordillo claimed from Petróleos Mexicanos and PEP the payment and interests of Ps. 91,069 and U.S.$6,639 for the principal amount of the double payment, pursuant to Article 169 Section IV and Article 193 of the Mexican Ley de Concursos Mercantiles (Bankruptcy Law). On August 17, 2023, the financial comptroller filed an appeal to review the amparo (file no. 674/2023) issued by the Juzgado Décimo Cuarto de Distrito en Materia Civil del Primer Circuito (Fourteenth District Court in Civil Matters of the First Circuit), for which PEP filed a request for joinder. On June 13, 2023, the financial comptroller and several creditors filed appeals for review (file nos. 256/2023 and 317/2023, respectively) in the Segundo Tribunal Colegiado en Materia Civil del Primer Circuito (Second Collegiate Court in Civil Matters of the First Circuit) against the rulings of the amparos no. 395/2023 and no. 396/2023 of the Fourteenth District Court in Civil Matters of the First Circuit, which are pending resolution. As of the date of these financial statements, the final resolution of these proceedings is pending.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities. PEMEX has recorded liabilities for loss contingencies when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation could not be made, qualitative disclosure was provided in the notes to these consolidated financial statements. PEMEX does not disclose amounts accrued for each individual claim because such disclosure could adversely affect PEMEX’s legal strategy, as well as the outcome of the related litigation.

NOTE 20.    SUBSEQUENT EVENTS
A.    Recent financing activities
During the period from October 1 to December 1, 2023, PEMEX participated in the following financing activities:

•On October 23, 2023, Petróleos Mexicanos entered into a new term loan credit facility of U.S.$158,000, bearing interest at a floating rate linked to 90-day SOFR plus a variable margin between 375 and 575 basis points determined by Petróleos Mexicanos’ long-term currency denominated debt ratings, maturing in April 2025.

•On October 25, 2023, Petróleos Mexicanos entered into a new term loan credit facility of Ps.3,000,000, bearing interest at a floating rate linked to 28-day TIIE plus a margin of 230 basis points, maturing in April 2024.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

•On October 30, 2023, Petróleos Mexicanos completed the exchange of notes previously issued under Rule 144A and under Regulation S for SEC-registered notes. The following table sets forth, the principal amount of the registered debt securities issued by Petróleos Mexicanos pursuant to such exchange of notes:

Security	Issuer	Guarantors	Principal amount outstanding U.S.$
10.000% Notes due 2033	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	1,972,663
•On November 29, 2023, Petróleos Mexicanos entered into a new term loan credit facility of U.S.$500,000, bearing interest at a floating rate linked to 90-day SOFR plus 300 basis points, maturing in March 2024.

•On November 30, 2023, Petróleos Mexicanos, entered into a new revolving credit facility of Ps.2,256,000 bearing interest at a floating rate linked to TIIE-28 plus a variable margin of 310 basis points, maturing in November 2024.

•On November 30, 2023, PMI Trading as borrower and Petróleos Mexicanos, as guarantor, entered into a new revolving credit line of U.S.$500,000, bearing interest at a floating rate linked to 90-day SOFR plus 300 basis points, maturing in March 2024.

•On November 30, 2023, Petróleos Mexicanos, entered into an amended and restated dual tranche term loan credit facility of U.S.$2,218,750, bearing interest at a floating rate linked to 30-day SOFR plus a variable margin between 235 and 300 basis points for Tranche A and between 375 and 575 basis points for Tranche B, respectively, in each case determined by Petróleos Mexicanos’ long-term currency denominated debt ratings, with Tranche A maturing in June 2024 and Tranche B maturing in November 2026.

•On November 30, 2023, Petróleos Mexicanos entered into an amended and restated dual tranche revolving credit facility of U.S.$4,572,416, bearing interest at a floating rate linked to 30-day SOFR plus a variable margin between 235 and 300 basis points for Tranche A and between 375 and 575 basis points for Tranche B, respectively, in each case determined by Petróleos Mexicanos’ long-term currency denominated debt ratings, with Tranche A maturing in June 2024 and Tranche B maturing in November 2026.

•On November 30, 2023, PMI Trading, as borrower and Petróleos Mexicanos, as guarantor, entered into a new revolving credit line of U.S.$1,500,000, bearing interest at a floating rate linked to 30-day SOFR plus a variable margin between 375 and 575 basis points determined by Petróleos Mexicanos’ long-term currency denominated debt ratings, maturing in November 2026.
As of September 30, 2023, the outstanding amount under the PMI Trading revolving credit line was U.S.$ 144,681. From October 1 to December 1, 2023, PMI Trading obtained U.S.$ 30,563 from its revolving credit line and repaid U.S.$ 39,924. As of December 1, 2023, the outstanding amount under this revolving credit line was U.S.$ 135,320. The available amount under this revolving credit lines was U.S.$ 89,680 as of December 1, 2023.
As of December 1, 2023, PEMEX had U.S.$7,664,000 and Ps. 29,500,000 in credit lines in order to provide liquidity. As of December 1, 2023, both the peso-denominated and the U.S. dollar-denominated credit lines were fully drawn.
B.    Exchange rates and crude oil prices
As of December 7, 2023, the Mexican peso-U.S. dollar exchange rate was Ps. 17.4215 per U.S. dollar, which represents a 1.1% appreciation of the value of the peso in U.S. dollar terms as compared to the exchange rate as of September 30, 2023, which was Ps. 17.6195 per U.S. dollar. This decrease in U.S. dollar exchange rate, has led to an estimate of Ps. 16,942,552 in PEMEX’s foreign exchange gains as of December 7, 2023.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated financial statements
(Figures stated in thousands, except as noted)

As of December 7, 2023, the weighted average price of the crude oil exported by PEMEX was U.S.$64.86 per barrel. This represents a price decrease of approximately 26.0% as compared to the average price as of September 30, 2023, which was U.S.$87.64 per barrel.
C. Mexican Government Contributions

On October 24, 2023, Petróleos Mexicanos received Ps. 55,944,623 in Certificates of Contribution “A” from the Mexican Government through the Ministry of Energy, to strengthen PEMEX’s financial position.

D. Autorization of the Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2024 (2024 Federal Revenue Law)

The 2024 Federal Revenue Law applicable to PEMEX as of January 1, 2024 published in the Official Gazette of the Federation on November 13, 2023, authorized Petróleos Mexicanos and its Subsidiary Entities to incur net domestic debt up to Ps. 138,119,100 and net external debt up to U.S.$3,726,500. PEMEX can incur additional internal or external debt, as long as the total amount of net debt does not exceed the ceiling established by the Federal Revenue Law.

In addition, the 2024 Federal Revenue Law set the applicable rate of the Derecho por la Utilidad Compartida “DUC” (Profit-sharing Duty) beginning as of January 1, 2024 at 30.0%, which will represent a lower tax expense for PEMEX.